FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

The 2010 interim report of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 11, 2010.

CONTENTS

2	Interim Results
2	Business Review for the First Half of the Year
5	Prospects for the Second Half of the Year
8	Management’s Discussion and Analysis (Prepared under IFRS)
19	Share Capital Structure
19	Purchase, Sale or Redemption of Shares
20	Major Shareholding Structure of the Company
21	Directors’ and Supervisors’ Right to Purchase Shares
21	Public Float
21	Dividends
21	Major Events
23	Corporate Governance
33	Review by the Audit Committee
33	Legal Proceedings
34	Documents for Inspection
Prepared in accordance with International Financial Reporting Standards
36	Condensed Consolidated Interim Balance Sheet (Unaudited)
38	Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
40	Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
42	Condensed Consolidated Interim Statement of Cash Flow (Unaudited)
43	Notes to the Unaudited Condensed Consolidated Interim Financial Information
Prepared in accordance with PRC Accounting Standards
71	Balance Sheets (Unaudited)
73	Income Statements (Unaudited)
74	Cash Flow Statements (Unaudited)
76	Consolidated Statements of Changes in Equity (Unaudited)
78	Statements of Changes in Equity (Unaudited)
79	Notes to the Financial Statements (Unaudited)
156	Supplemental Information (Unaudited)

INTERIM RESULTS

The Board of Directors (the "Board") of Huaneng Power International, Inc. (the "Company") announces the unaudited operating results for the six months ended 30 June 2010 and a comparison with the operating results for the same period of 2009. For the six months ended 30 June 2010, the Company and its subsidiaries recorded consolidated operating revenue of RMB48.854 billion, representing an increase of 45.36% as compared to the same period of 2009. The profit attributable to equity holders of the Company was RMB1.932 billion, representing an increase of 3.32% as compared to the same period last year. The earnings per share were RMB0.16 and net asset value per share (excluding minority interests) was RMB3.39.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2010, the Company overcame the pressure on costs brought about by the increase in fuel price and the adverse effects arising from the downward adjustment of capital market, and addressed the difficulties for its operation due to extreme climate changes by grasping the growth trend of the national economy and the favourable conditions where national electricity consumption continued to increase. The Company strived to attain productivity excellence, strengthen its profitability and enhance its corporate management. As a result, the Company achieved new developments in various aspects including production safety, cost control, energy saving and capital operation.

1.	Power Generation

During the first half of this year, the Company’s power plants within China achieved a total power generation of 118.836 billion kWh based on a consolidated basis, an increase of 38.01% over the same period of last year. Accumulated on-grid electricity sold amounted to 112.014 billion kWh. The increase in power generation of the Company was mainly attributable to the following reasons: (1) the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national power demand, expanding various marketing channels and increasing power generation; (2) under the impact of the global financial crisis, the national power demand for the first half year of 2009 was depressed. The base number of the power generation was relatively low, resulting in a relatively high growth in 2010 as compared to the same period of last year; and (3) the power generation contributed by the newly operating generating units and the newly acquired power plants during the second half year of 2009.

During the first half of 2010, the total power generation of Tuas Power Ltd. in Singapore accounted for a market share of 24.5%, an increase of 0.4 percentage point compared to 24.1% in the same period of last year.

2.	Cost Control

During the first half of 2010, the Company’s purchase cost of coal increased with the higher key coal contract price and market purchase price, which was considerably higher than those in the same period of last year. The Company adopted various measures including making projection and analysis of fuel market, optimizing the coal supply structure, increasing imported coal purchase volume and rationalizing inventories arrangements according to production requirements, with an aim to reducing average coal purchase prices.

3.	Energy Saving and Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. All coal-fired generating units are equipped with flue-gas desulphurization facilities and the Company has strengthened the operation and maintenance management of flue-gas desulphurization facilities on coal-fired generating units. The Company is enhancing the capacity of desulphurization facilities in certain generating units to improve their desulphurization capability in order to ensure that sulfur dioxide emissions would not exceed the relevant standards under the situation where the quality of coal drops due to its limited supply.

4.	Project Development and Construction

During the first half of 2010, the gas co-generation expansion project of Beijing Co-generation Power Plant and the Phase II wind power project of Qidong Wind Power Plant of the Company obtained approval.

Generating unit No. 5 of Fuzhou Power Plant completed the 168-hour full-load trial run in July 2010. To date, the controlling generation capacity and the equity-based generation capacity of the Company are 50,033MW and 46,512MW respectively.

5.	Capital Operation

1.
On 15 January 2010, the resolutions regarding the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were considered and approved in writing at the 8th Meeting of the Sixth Session of the Board of Directors of the Company.

On 16 March 2010, relevant resolutions regarding the New Issue (Original Proposal) were approved at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares, respectively.

On 26 July 2010, resolutions regarding the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) by the Company were considered and approved in writing at the 11th Meeting of the Sixth Session of the Board of Directors of the Company. The adjusted scheme was as follows: Target investors of the New A Share Issue (Revised Proposal) shall include not more than 10 designated investors including China Huaneng Group ("China Huaneng"). The target investor of the New H Share Issue (Revised Proposal) shall be China Hua Neng Group H.K. Ltd. ("Hua Neng HK"). All target subscribers shall subscribe in cash. The total shares to be issued under the New A Share Issue (Revised Proposal) shall not exceed 1,500 million shares and the total H shares issued shall not exceed 500 million shares. The subscription price of the shares to be issued under the New A Share Issue (Revised Proposal) shall not be less than 90% of the average trading price per A Share for the twenty trading days prior to the Price Determination Date, (i.e., 26 July 2010). The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals. The subscription price per share pursuant to the New H Share Issue (Revised Proposal) shall be based on the average trading price per H share as quoted for the twenty trading days prior to the Price Determination Date, with a premium of 3%.

Such resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s general meeting and each class meetings, these resolutions shall replace the resolutions in relation to the New A

Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) shall be implemented upon obtaining the approval from the China Securities Regulatory Commission ("CSRC") and the implementation shall be based on the resolutions as ultimately approved by the CSRC. Pursuant to the requirements of applicable laws, the New Issue (Revised Proposal) shall also obtain approvals from the relevant government authorities on matters related to the New Issue (Revised Proposal).

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

The impact of the international financial crisis is expected to persist through the second half of 2010. Even though the economy of China is expected to be developed following the macroeconomic control policy, there are still various uncertainties existed.

As regards power market, during the first half of 2010, the nationwide power generation achieved swift growth as a result of continuous economic recovery. The power generation of nationwide large-scale power plants increased by 19.3% compared to the same period of last year. The coal-fired power generation increased by 21.90% compared to the same period of last year. According to the forecast of China Electricity Council, the estimated nationwide power generation is expected to increase by approximately 12%, and the average utilization hours of coal-fired power generation equipment will exceed 5,000 hours. Most of the Company’s power plants located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of annual plan in power generation for domestic units of 230 billion kWh set out at the beginning of this year, the Company strives to achieve the coal-fired power generation equipment utilization hours to be over 5,200 hours. However, power market in the second half of this year remains uncertainties, following the continuous increase of power supply, the realization of macroeconomic adjustments, the pace of economic growth is expected to slowdown, and the power generation is expected to slowdown gradually as well. At the same time, the Company will comply with higher requirement in future development projects after the government’s restructuring of new energy sector and vigorous promotion of clean energy and renewable energy development.

As regards coal market, the market price remained at high level since the beginning of the year. However, as a result of the significant increase in hydropower generation, the policy adjustments on high energy consumption industries by the State and implementation of certain policies in monitoring the performance of key coal supply contracts by the government in late June, the market price of power coal decreased slightly. At present, coal inventory level of power plants is relatively sufficient and the power coal supply is getting better. In the second half of this year, following the end of flood season, the coal-fired power generation will increase while the effect of the State’s macroeconomic adjustments is expected to realize. The uncertainties on intense supply and price increase will also increase.

As regards energy saving and environmental protection compliance requirements, the Company always strictly complies with the government’s policies and regulations on energy saving and environmental protection, applying advanced technologies to develop advanced, large capacity and effective coal-fired generating units and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutant emission and to control costs on energy saving and environmental protection.

As regards capital market, the State will maintain continuity and stability of macroeconomic policy, and in the meantime make efforts to increase the pertinence and flexibility of such policy. This requires the Company to have good judgment on the influence, schedule and main focus of the policy. The Company would need to actively expand its financing channels in order to secure funds for its expansion.

The Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively expand the room for development, strengthen marketing work, strive to exceed the annual power generation target, strictly control costs and increase the Company’s profitability. Meanwhile, the Company will actively implement the "green development" initiatives; the structural adjustment will be proceeded at a faster pace; the coal-fired capacity structure will be further streamlined; generating units with high capacity, high efficiency and low emission, large-scale coal-power co-operation, joint operation of coal enterprises and power enterprises and efficient co-generation projects will be constructed at a faster pace; the operating efficiency of the coal-fired generating units will be improved; the clean energy development will be further enhanced; and we strive to be a green company, which is efficient, energy-saving, clean and environmental-friendly.

The major tasks of the Company for the second half of 2010 include:

1.	to strengthen corporate governance, improve internal control, and maximize the shareholders’ interests;

2.	to strengthen safe production and management and ensure stable operation of its generating units;

3.
to strengthen the sales force, achieve the annual power generation target of 230 billion kWh for the domestic generating units; strive to achieve more than 5,200 hours of annual utilization of its coal-fired generating units;

4.	to enlarge supply channels, optimize the purchase structure, enhance coal self-sufficiency capacity, and to control fuel purchase prices;

5.	to continue to promote energy saving and emissions reduction work and secure its leading position in energy consumption indices among the industry players;

6.
to actively push forward preliminary work of projects; further optimize power structure and adjust their deployment by making use of the "Twelfth Five-year Plan" of power development; actualize effective, proper and orderly development; and further enhance the Company’s profitability;

7.
to strengthen the management of infrastructure construction, commence the operation of a batch of 1,000MW and 600MW ultra-supercritical coal-fired generating units, and achieve a wind power operating capacity of 300MW; and

8.	to actively explore financing channels, complete the non-public issue of A Shares and H Shares during the year, and further improve the Company’s capital structure.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	Comparison and Analysis of Operating Results

Comparison of operating results between the first half of 2010 and 2009.

Summary

According to the Company’s preliminary statistics, for the six months ended 30 June 2010, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 118.836 billion kWh, representing an increase of 38.01% over the same period in 2009. The Company’s total on-grid electricity sold amounted to 112.014 billion kWh.

The increase in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

1.
the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation;

2.
under the impact of the global financial crisis, the national electricity demand for the first half year of 2009 was depressed. The base number of the power generation was relatively lower, resulting in a relatively higher growth in 2010 as compared to the same period of last year; and

3.	the electricity generation contributed by the newly operating generating units and the newly acquired power plants during the second half year of 2009.

The power generation and on-grid electricity sold by each of the Company’s domestic power plants in the first half of 2010 are listed below (in billion kWh):

Domestic Power Plant	Power generation in the first half year of 2010	Power generation in the first half year of 2009	Change	On-grid electricity sold for the first half year of 2010

Dalian	4.160	3.739	11.26%	3.968
Dandong	1.927	1.962	-1.78%	1.835
Yingkou	4.918	4.394	11.93%	4.624
Yingkou Cogeneration	1.811	—	—	1.684
Huade Wind Power	0.074	—	—	0.073
Shang’an	6.564	5.925	10.78%	6.174
Pingliang	4.017	2.398	67.51%	3.804
Beijing Cogeneration	2.312	1.963*	17.78%	2.033
Yangliuqing Cogeneration	3.045	2.760*	10.33%	2.832
Yushe	2.490	2.095	18.85%	2.300
Dezhou	7.610	6.678	13.96%	7.179
Jining	2.495	1.082	130.59%	2.313
Xindian	1.645	1.723	-4.53%	1.548
Weihai	1.903	1.684	13.00%	1.791
Rizhao Phase II	3.771	2.989	26.16%	3.585
Qinbei	6.673	5.693	17.21%	6.312
Nantong	4.057	3.382	19.96%	3.881
Nanjing	1.796	1.548	16.02%	1.695
Taicang	5.849	5.518	6.00%	5.508
Huaiyin	3.981	3.177	25.31%	3.749
Jinling Combined-cycle	0.941	1.314	-28.39%	0.919
Jinling Coal-fired	3.297	—	—	3.135
Qidong Wind Power	0.114	0.089*	28.09%	0.112
Shidongkou First	3.720	3.329	11.75%	3.504
Shidongkou Second	3.041	3.166	-3.95%	2.922
Shanghai Combined-cycle	0.533	0.116	359.48%	0.520
Luohuang	6.301	4.639	35.83%	5.800
Changxing	0.866	0.692	25.14%	0.797
Yuhuan	10.338	8.890	16.29%	9.851
Yueyang	2.697	1.897	42.17%	2.509
Jinggangshan	3.772	1.274	196.08%	3.593
Fuzhou	2.844	3.770	-24.56%	2.707
Shantou Coal-fired	3.649	3.033	20.31%	3.413
Haimen	5.625	—	—	5.344

Total	118.836	86.107	38.01%	112.014

*
The figures relating to the power generation of Beijing Co-generation Power Plant, Yangliuqing Co-generation Power Plant and Qidong Wind Power Plant for the first half year of 2009 are included for reference only and were not accounted for in the Company’s total power generation for the first half year of 2009.

The accumulated power generation of Tuas Power Limited in Singapore for the first half year of 2010 accounted for a market share of 24.5% in Singapore, representing an increase of 0.4 percentage points as compared to 24.1% of the same period last year.

The increase of the Company’s power generation from the same period of last year contributed to the increase of operating revenue by 45.36%. As a result of increase in fuel cost, the expansion of operating scale of the Company and the increase of power generation, the current period operating expenses of the Company increased by 49.45% as compared to the same period of last year. As a whole, profit attributable to equity holders of the Company for the first half of 2010 amounted to RMB1.932 billion, representing a 3.32% increase over RMB1.870 billion for the same period of last year. The increase of net profit was mainly attributable to the expansion of operating scale of the Company.

1.	Operating revenue and sales tax

Operating revenue mainly represents revenue received from electricity sold. For the six months ended 30 June 2010, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB48.854 billion, representing a 45.36% increase over RMB33.610 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the increase in power generation. The new generating units and the newly acquired power plants contributed RMB6.384 billion and RMB2.259 billion, respectively, to the increase in the consolidated revenue of the Company.

Sales tax mainly consists of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Tax calculated at prescribed percentages of the amount of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments approved by the government, hence certain power plants of the Company are not subject to such surcharges. For the six months ended 30 June 2010, the sales tax decreased to RMB62.0 million, by RMB17.0 million from RMB79.0 million for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2010, the total operating expenses of the Company and its subsidiaries increased by 49.45% to RMB44.577 billion from RMB29.827 billion for the same period of last year.

The increase was mainly attributable to the increase in fuel prices and power generation amount, as well as the expansion of operating scale of the Company. The operations of new generating units contributed to an increase of consolidated operating expenses of RMB5.595 billion while the operations of newly acquired power plants contributed to an increase of consolidated operating expenses of RMB2.140 billion.

2.1	Fuel cost

Fuel cost represents a major portion of the operating expenses of the Company and its subsidiaries. Such cost increased by 58.46% to RMB31.749 billion for the first half of 2010 from RMB20.036 billion for the same period of last year. The increase in fuel cost was primarily due to the increase in fuel prices and power generation volume, as well as the expansion of operating scale of the Company. Operations of new generating units accounted for RMB4.425 billion of the increase in fuel cost, while the operations of newly acquired power plants contributed to an increase of fuel cost of RMB1.316 billion.

2.2	Depreciation expenses

Depreciation expenses of the Company and its subsidiaries increased by 27.43% to RMB5.226 billion for the first half of 2010 from RMB4.101 billion for the same period of last year. The increase of depreciation expenses is mainly due to the expansion of operating scale of the Company.

2.3	Labor costs

Labor costs include salaries to employees and contributions to government agencies for employees’ housing fund, medical insurance, pension, and unemployment insurance as well as training expenses, etc. Labor costs of the Company and its subsidiaries amounted to RMB1.819 billion for the first half of 2010, representing an increase of RMB257 million from RMB1.562 billion for the same period of last year, which are primarily due to the increase in labor costs of operations of new generating units and newly acquired power plants.

2.4	Other operating expenses (including purchase of electricity and service fees on power transmission of Huaneng International Power Development Corporation ("HIPDC") )

Other operating expenses (including purchase of electricity and service fees on power transmission of HIPDC) of the Company and its subsidiaries amounted to RMB4.822 billion for the first half of 2010, representing an increase of RMB1.459 billion from RMB3.363 billion for the first half of 2009. Operations of new generating units contributed to an increase of RMB211million while purchase of electricity by Tuas Power increased by RMB1.129 billion. The increase of electricity purchased was mainly attributable to the increase of both the purchase volume and unit purchase price.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2010 amounted to RMB2.309 billion, representing an increase of RMB65 million from RMB2.244 billion for the same period of last year. The increase was primarily attributable to the expensing instead of capitalizing interest upon commercial operation of new generating units. The operations of new generating units accounted for RMB498 million of the increase, while the increase of exchange gains after netting bank charges was RMB195 million.

4.	Share of profits of associates

The share of profits of associates of the Company and its subsidiaries for the first half of 2010 was RMB378 million, representing a decrease of RMB8 million from RMB386 million for the same period of last year.

5.	Enterprise income tax (“EIT”)

For the first half of 2010, the Company and its subsidiaries recorded a consolidated EIT expense of RMB422 million, representing an increase of RMB367 million from an EIT expense of RMB55 million for the same period of last year. The increase in EIT was mainly due to the increase of net profit for the first half of 2010 and the utilization of unrecognized tax losses of previous year during the same period of last year.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The net profit attributable to equity holders of the Company amounted to RMB1.932 billion for the first half of 2010, representing an increase of 3.32% from RMB1.870 billion for the same period of last year. The increase was mainly attributable to the expansion of operation scale of the Company.

7.	Comparison of financial positions

At 30 June 2010, total assets of the Company and its subsidiaries amounted to RMB206.565 billion, representing an increase of 4.39% from the RMB197.887 billion as at 31 December 2009.

The capital expenditure for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2010 amounted to RMB9.351 billion, which was mainly financed by internal funding, debts financing and cash flows generated from operating activities.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as at period end / balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio	=	balance of the current assets as at period end/ balance of current liabilities as at period end

Quick ratio	=	(balance of current assets as at period end- net amounts of inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned	=	(profit before income tax expense + interest expense) / interest expenditure (inclusive capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2010	As at 31 December 2009

Ratio of liabilities and shareholders’ equity	3.84	3.50
Current ratio	0.43	0.41
Quick ratio	0.35	0.34

Item	For the six months ended 30 June 2010	For the six months ended 30 June 2009

Multiples of interest earned	1.68	1.46

The ratio of liabilities and shareholders’ equity increased slightly compared to the beginning of the year, which was mainly attributable to the increase in loans raised for acquisition and construction. The current ratio and quick ratio maintain at similar level as the beginning of the year.

The multiples of interest earned increased, which was mainly attributable to the increase of net profit for the first half of 2010.

As at 30 June 2010, the Company and its subsidiaries have a negative working capital balance of RMB38.485 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and to secure the funds required for operations. In addition, the Company continued to make use of its favorable credit rating and minimized interest expense by drawing short-term borrowings which bore relatively lower interest rate.

II.	Liquidity and Cash Resources

1.	Liquidity

Item	For the six months end 30 June 2010	For the six months ended 30 June 2009	Change
	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	9.038	6.385	41.55%
Net cash used in investing activities	(11.578)	(9.971)	16.12%
Net cash provided by financing activities	3.130	4.056	-22.83%
Exchange (loss)/gain	(0.013)	0.010	-230.00%

Net increase in cash and cash equivalents	0.577	0.480	20.21%
Cash and cash equivalent, beginning of the period	5.227	5.567	-6.11%

Cash and cash equivalent as at the end of the period	5.804	6.047	-4.02%

The net cash provided by operating activities amounted to RMB9.038 billion for the first half of 2010, which was higher than that of same period of last year mainly due to the expansion of operation scale of the Company and the increase in operating revenue.

Net cash used in investing activities mainly consisted of capital expenditures for projects under construction and the prepayment for acquisition of subsidiaries.

The main financing activities of the Company were mainly repayments of the loans and redemption of short-term bonds, as well as new project financing activities. During the first half of 2010, the Company repaid loans of RMB29.858 billion and redeemed short-term bonds of RMB10 billion, drawdown new loans of RMB41.025 billion, and issued short-term bonds of RMB4.980 billion.

As at 30 June 2010, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent are RMB2.855 billion, RMB1.690 billion, RMB1.253 billion and RMB6 million, respectively.

2.	Capital expenditure and cash resources

2.1	Capital expenditures for infrastructure construction and renovation projects

The capital expenditures for infrastructure construction and renovation projects for the first half of 2010 amounted to RMB9.351 billion, including RMB674 million for Yueyang expansion project, RMB926 million for Qinbei expansion project, RMB615 million for Haimen project, RMB347 million for Jinggangshan expansion project, RMB205 million for Jinling Coal-fired project, RMB222 million for Shanghai generation project, RMB157 million for Jining Cogeneration project, RMB268 million for Yingkou Cogeneration project, RMB729 million for Fuzhou expansion project, RMB670 million for Weihai expansion project, RMB302 million for Pingliang expansion project, RMB486 million for Zuoquan project and RMB 786 million for Jiuquan project. Expenditures on construction for overseas operations and other domestic power plants amounted to RMB504 million and RMB1.417 billion, respectively, and expenditures on renovation amounted to RMB1.043 billion.

The above capital expenditures were sourced mainly from internal funding, debts financing and cash flows provided by operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debts and equity financing and cash flows from operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funds, cash flows from operating activities as well as future debts and equity financing.

Good credit status equips the Company with strong financing capabilities. As at 30 June 2010, the Company and its subsidiaries had undrawn banking facilities of over RMB100 billion.

Upon approval by the general meeting of shareholders, on 24 March 2010, the Company issued unsecured short-term bonds amounting to RMB5 billion bearing coupon rates of 2.55% per annum. These bonds are denominated in RMB, issued at par and have a term of 270 days. Effective interest rate on these bonds is 3.11% per annum.

As at 30 June 2010, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB135.066 billion, including current portion of approximately RMB47.764 billion. These debts included borrowings denominated in U.S. dollar of approximately US$995 million, Singapore dollar of approximately S$3.085 billion, Euro of approximately Û100 million and Japanese Yen of approximately JPY238 million. The current portions of foreign currency denominated borrowings were US$135 million, S$48 million, Û9 million and JPY238 million, respectively. Besides the debts denominated in RMB, the remaining interest-bearing debts included approximately RMB2.037 billion of fixed-rate borrowings with an average interest rate of 4.55%, representing 9.05% of total interest-bearing debts excluding borrowings denominated in RMB, and approximately RMB20.478 billion floating-rate borrowings with an average interest rate of benchmark rate plus 1.46%, representing 90.95% of total interest-bearing debts excluding borrowings denominated in RMB.

As at 30 June 2010, the long-term loans of the Company and its subsidiaries mainly comprised fixed-rate loans (with annual interest rates ranging from 2.00% to 7.05%). As at 30 June 2010, in accordance with original loan agreements, floating-rate loans of the Company and its subsidiaries included balances of US$816 million (with an interest rate ranging from libor+0.075% to libor+1%), S$3.074 billion (with interest rates of sibor+1.65% or DBS prime rate), and JPY238 million (with an interest rate of libor+0.30%).

2.3	Other financing requirements

The objective of the Company is to bring sustainable and stable returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 22 June 2010, the Company declared a cash dividend of RMB0.21 per ordinary share (tax included), with total dividends amounting to approximately RMB2.528 billion, as approved in the 2009 shareholders’ general meeting. For the six months ended 30 June 2010, the Company has not settled the dividends yet.

2.4	Maturity of long-term loans

Unit: RMB in billion

Project	within 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years

Planned repayment of principal	5.762	12.541	14.976	6.050	4.043

III.	Performance and Prospects of Significant Investments

On 22 April 2003, the Company paid RMB2.390 billion to acquire 25% equity interest in Shenzhen Energy Group. In December 2007, the Company acquired 200 million shares of Shenzhen Energy, a subsidiary of Shenzhen Energy Group. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold directly a total of 25.01% equity interest in Shenzhen Energy. This investment brought the Company a share of profit of RMB236 million for the first half of 2010 under the International Financial Reporting Standards. The Company expects this investment will provide reasonable returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, China Huaneng increased its capital investment in Sichuan Hydropower by RMB615 million which resulted the decrease of the Company’s equity interest in Sichuan Hydropower to 49%. China Huaneng took the place of the Company becoming the controlling shareholder of Sichuan Hydropower. This investment brought a share of profit of RMB129 million for the first half year of 2010. The Company expects this investment will provide reasonable returns to the Company in the future.

IV.	Employee Benefits Policies

As at 30 June 2010, the Company and its subsidiaries had 33,365 employees. During this reporting period, there was no significant change with respect to remuneration policies and training programs of the Company.

V.	Guarantees on Loans and restricted assets

As at 30 June 2010, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, which amounted to approximately RMB14.825 billion.

As at 30 June 2010, the details of pledged loans of the Company and its subsidiaries were as follows:

1.
For the first half of 2010, the Company pledged part of its receivables against short-term bank loans. As at 30 June 2010, the balance of the loans was approximately RMB1.596 billion and the book value of the receivables pledged was approximately RMB1.673 billion.

2.	As at 30 June 2010, the Company and its subsidiaries secured short-term loans of RMB218 million from discounting notes receivable.

As at 30 June 2010, restricted bank deposits amounted to RMB239 million, which were mainly deposits for letters of credits.

The Company had no material contingent liabilities as at 30 June 2010.

VI.	Risk factors

The impact of the international financial crisis is expected to persist through the second half of 2010. Even though the economy of China is expected to be developed following the macroeconomic control policy, there are still various uncertainties existed.

As regards power market, during the first half of 2010, the nationwide power generation achieved swift growth as a result of continuous economic recovery. The power generation of nationwide large-scale power plants increased by 19.3% compared to the same period of last year. The coal-fired power generation increased by 21.90% compared to the same period of last year. According to the forecast of China Electricity Council, the estimated nationwide power generation is expected to increase by approximately 12%, and the average utilization hours of coal-fired power generation equipment will exceed 5,000 hours. Most of the Company’s power plants located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of annual plan in power generation for domestic units of 230 billion kWh set out at the beginning of this year, the Company strives to achieve the coal-fired power generation equipment utilization hours to be over 5,200 hours. However, power market in the second half of this year remains uncertainties, following the continuous increase of power supply, the realization of macroeconomic adjustments, the pace of economic growth is expected to slowdown, and the power generation is expected to slowdown gradually as well. At the same time, the Company will comply with higher requirement in future development projects after the government’s restructuring of new energy sector and vigorous promotion of clean energy and renewable energy development.

As regards coal market, the market price remained at high level since the beginning of the year. However, as a result of the significant increase in hydropower generation, the policy adjustments on high energy consumption industries by the State and implementation of certain policies in monitoring the performance of key coal supply contracts by the government in late June, the market price of power coal decreased slightly. At present, coal inventory level of power plants is relatively sufficient and the limited supply of power coal is eased. In the second half of this year, following the end of flood season, the coal-fired power generation will increase while the effect of the State’s macroeconomic adjustments is expected to realize. The uncertainties on intense supply and price increase will also increase.

As regards energy saving and environment protection compliance requirements, the Company always strictly complies with the government’s policies and regulations on energy saving and environment protection, applying advanced technologies to develop advanced, large capacity and effective coal-fired generating units and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutant emission and to control costs on energy saving and environmental protection.

As regards capital market, the State will maintain continuity and stability of macroeconomic policy, and in the meantime make efforts to increase the pertinence and flexibility of such policy. This requires the Company to have good judgment on the influence, schedule and main focus of the policy. The Company would need to actively expand its financing channels in order to secure funds for its expansion.

As regards financial risks, the power sector in which the Company operates is capital intensive and as such its assets and liabilities are relatively substantial. The Company is exposed to interest rate and exchange rate risks arising from the State’s adjustment to monetary policies and the changes and volatility in both domestic and international financial market.

i)	Interest rate risk

Debts denominated in RMB account for a majority of the Company’s debts. The change of benchmark lending interest rate will directly affect on the Company’s borrowing costs. Currently, the chance that the RMB interest rate increase is low, hence may not have material adverse impact on its short-term finance costs. Foreign currency debts were principally denominated in U.S. dollar and most of which were at floating interest rates. Low interest rates are predicted to remain for some time, hence may not have material adverse impact on its short-term finance costs.

The Company has entered into interest rate swap contracts to hedge against its exposures to interest rate risks of loans denominated in Singapore dollar and in U.S. dollar.

ii)	Exchange rate risk

A portion of the borrowings of the Company denominated in U.S. dollar, Euro and Japanese Yen are yet to mature, thus fluctuations in foreign exchange rates will result in exchange gain or loss. As the portion of foreign currency denominated borrowings of the Company remains low, the management does not expect any material adverse impact caused by recent fluctuations of exchange rates.

Some exchange fluctuation is expected between Singapore dollar and U.S. dollar. Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange rate risks.

The Company will mitigate interest rate risk through reinforcing capital management, utilizing capital effectively and keep expanding funding channels. The Company will also keep a close watch on the fluctuations of foreign exchange market. The Company is confident about leveraging its advantages to improve risk identification, analysis, and reporting as well as control mechanism, proactively reacting to changes in money and currency markets, and controlling interest rate risks and exchange rate risks.

SHARE CAPITAL STRUCTURE

As at 30 June 2010, total issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital of the Company, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, China Huaneng through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, HIPDC owned a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company, while China Huaneng held 1,055,124,549 shares, representing 8.75% of the total issued share capital of the Company. Other domestic shareholders held a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2010.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2010:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,075,124,549	8.92
Hebei Construction & Investment Group Co., Ltd*	603,000,000	5.00
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	3.45
Fujian Investment Enterprise Holdings Limited	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company Limited*	301,500,000	2.50
Nantong Investment & Management Limited Company	92,188,035	0.76
Horizon Asset Management, Inc.	72,224,800	0.60
Minxin Group Limited	72,000,000	0.60

*	The former Hebei Provincial Construction Investment Company has been reformed to Hebei Construction & Investment Group Co., Ltd.

*	The former Dalian Municipal Construction Investment Company has been reformed to Dalian Municipal Construction Investment Company Limited.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2010.

As at 30 June 2010, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance ("SFO") which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2010.

MAJOR EVENTS

1.
On 15 January 2010, the resolutions regarding the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were considered and approved in writing at the 8th Meeting of the Sixth Session of the Board of Directors of the Company.

On 16 March 2010, resolutions regarding the New Issue (Original Proposal) were approved at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares, respectively.

On 26 July 2010, resolutions regarding the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) by the Company were considered and approved in writing at the 11th Meeting of the Sixth Session of the Board of Directors of the Company. The adjusted scheme was as follows: Target investors of the New A Share Issue (Revised Proposal) shall include not more than 10 designated investors including China Huaneng. The target investor of the New H Share Issue (Revised Proposal) shall be Hua Neng HK. All target subscribers shall subscribe in cash. The total shares to be issued under the New A Share Issue (Revised Proposal) shall not exceed 1,500 million shares and the total H shares issued shall not exceed 500 million shares. The subscription price of the shares to be issued under the New A Share Issue (Revised Proposal) shall not be less than 90% of the average trading price per A Share for the twenty trading days prior to the Price Determination Date, i.e. 26 July 2010. The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals. The subscription price per share pursuant to the New H Share Issue (Revised Proposal) shall be based on the average trading price per H share as quoted for the twenty trading days prior to the Price Determination Date, with a premium of 3%.

Such resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s general meeting and each Class Meetings, these resolutions shall replace the resolutions in relation to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) shall be implemented upon obtaining the approval from the CSRC and the implementation shall be based on the resolutions as ultimately approved by the CSRC. Pursuant to the requirements of applicable laws, the New Issue (Revised Proposal) shall also obtain approvals from the relevant government authorities on matters related to the New Issue (Revised Proposal).

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

CORPORATE GOVERNANCE

The Company has been stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high-quality corporate governance on an ongoing basis. The Company insists on adopting the principle of "maximizing the benefits of the Company and of all shareholders" as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1)	Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has pursuant to the development needs formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s need.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, securities representatives and responsible persons of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Mondays chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated a comprehensive plan to enhance internal control, in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past seven years, the Company has established an internal control strategic plan and highlighted the targets for internal control. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. Based on the COSO control framework, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organising various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

Based on a comprehensive assessment, the management believes that the improvement work to the Company’s internal control system and procedure is effective. These improvement measures have effectively enhanced efficiency regarding the internal control over financial reporting.

4.
In regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of the Income and Expenditure of the Funds and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above systems ensures an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality. Besides the various awards disclosed in the annual report 2009, in the selection campaign of the Corporate Governance Asia magazine, which has just come to the end, the Company has been awarded the "The Sixth Asia Corporate Governance Recognition Award", and hence establishes a good overall image for the Company in both the domestic and international capital markets.

(b)	Securities Transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Company’s Board of Directors comprised 15 members. Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance in person (%)

Executive Directors
Cao Peixi	5	4	1	80% (Attendance by proxy rate: 20%)
Liu Guoyue	5	5	0	100%
Fan Xiaxia	5	5	0	100%

Non-executive Directors
Huang Long	5	5	0	100%
Wu Dawei	5	5	0	100%
Huang Jian	5	5	0	100%
Shan Qunying	5	5	0	100%
Xu Zujian	5	5	0	100%
Huang Mingyuan	5	5	0	100%
Liu Shuyuan	5	3	2	60% (Attendance by proxy rate: 40%)

Independent Non-executive Directors
Liu Jipeng	5	5	0	100%
Yu Ning	5	4	1	80% (Attendance by proxy rate: 20%)
Shao Shiwei	5	5	0	100%
Zheng Jianchao	5	3	2	60% (Attendance by proxy rate: 40%)
Wu Liansheng	5	4	1	80% (Attendance by proxy rate: 20%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, half-yearly meetings, first quarterly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Directors of the Company have submitted their annual confirmation letters of 2009 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and terms and conditions of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the Corporate Governance Report of 2009.

(e)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	13 May 2008 - May 2011
Wu Dawei	13 May 2008 - May 2011
Huang Jian	27 August 2008 - May 2011
Shan Qunying	13 May 2008 - May 2011
Xu Zujian	13 May 2008 - May 2011
Huang Mingyuan	13 May 2008 - May 2011
Liu Shuyuan	13 May 2008 - May 2011

(f)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As the Executive Directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and determined in accordance with the Company’s internal pay scale. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Hong Kong Stock Exchange.

Members of the Sixth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened a meeting on 22 March 2010, at which the 2010 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2010.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Sixth Session of the Board in 2010	22 March 2010	Liu Guoyue, Xu Zujian, Shao Shiwei, Wu Liansheng	Liu Jipeng, Liu Shuyuan, Zheng Jianchao

(g)	Nomination of Directors

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Sixth Session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member of the Nomination Committee.

(h)	Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the Company for 2010.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of (1) the accuracy of the Company’s financial statement; (2) the Company’s compliance with laws and regulations; (3) the qualification and independence of the Company’s independent auditors; and (4) the performance of the Company’s independent auditors and internal auditing departments.

Members of the Sixth Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr.

Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member of the Audit Committee.

During the reporting period, the Audit Committee has held four meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the brief report of complaints handling for 2009, the employment report, the audit working report of the Audit Department in 2009, the working plan and budget for auditing in 2010, the monitoring report of the internal control and self-evaluation for 2009, the evaluation report of fraud risk for 2009, the self-evaluation report of internal control for 2009, the results of financial auditing for 2009, the results of internal control auditing for 2009, the 2010 budget report, the 2009 financial statements, the 2009 profit distribution proposal, the proposal on appointment of external auditors for 2010, the external auditor’s review for the first quarter of 2010 and the report of auditing and relevant matters for 2010, the report of internal control for the first quarter of 2010, the financial report for the first quarter of 2010, the resolution regarding the amendment of Measures Regarding Telephone Reporting and Mailbox Management of Huaneng Power International, Inc., the explanation submitted by the Risk Management Office regarding the Report on Classification, Prevention and Control Measures on Risk for 2010, the audit working report of the Audit Department for the first half of 2010, the report of internal control for the second quarter of 2010, the review of interim report for 2010 and the explanation of the interim financial report for 2010.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Sixth Session of the Board in 2010	9 February 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

Second meeting of the Audit Committee of the Sixth Session of the Board in 2010	22 March 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei	Zheng Jianchao

Third meeting of the Audit Committee of the Sixth Session of the Board in 2010	19 April 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

Fourth meeting of the Audit Committee of the Sixth Session of the Board in 2010	9 August 2010	Liu Jipeng, Shao Shiwei,	Wu Liansheng, Yu Ning, Zheng Jianchao

(j)	Responsibility statement by the directors in relation to the financial statements

The Directors confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

As at 30 June 2010, none of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities: (1) reviewing and advising on the Company’s long-term strategic development plan; (2) reviewing and advising on the major fund raising proposals that need to be approved by the Board; (3) reviewing and advising on the major production and operating projects that need to be approved by the Board; (4) studying and advising on the matters that would significantly affect the development of the Company; (5) examining the implementation of the above-mentioned matters; and (6) attending those matters at the request of the Board.

Members of the Sixth Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao, of whom Mr. Shao Shiwei and Mr. Zheng Jianchao were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member of the Strategy Committee.

On 14 January 2010, the Strategy Committee convened a meeting and considered and approved the Proposal regarding the Scheme for Non-public Issue of A Shares and the Non-public Issue of H Shares of Huaneng Power International, Inc., which was submitted to the Board of Directors for approval.

On 17 May 2010, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2010 which was submitted to the Audit Committee of the Board of the Company on 9 August 2010.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2010 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2010, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

The interim report for 2010 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange’s website. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2010 will be available at the following addresses and websites:

Beijing	Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number: (8610) 6322 6999
Fax Number: (8610) 6641 2321
Postal code: 100031

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

Websites of the Company	http://www.hpi.com.cn
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this report, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 August 2010

Condensed Consolidated Interim Balance Sheet (Unaudited)
As at 30 June 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

ASSETS	Note	As at 30 June 2010	As at 31 December 2009

Non-current assets
Property, plant and equipment	5	144,573,524	140,777,336
Investments in associates		10,110,986	9,568,576
Available-for-sale financial assets		2,343,010	2,555,972
Land use rights		3,782,794	3,843,719
Power generation licence	6	3,877,750	3,898,121
Deferred income tax assets		614,058	374,733
Derivative financial assets		-	44,863
Goodwill		11,554,482	11,610,998
Other non-current assets		1,029,069	1,023,096

Total non-current assets		177,885,673	173,697,414

Current assets
Inventories		5,211,687	4,083,986
Other receivables and assets	7	7,020,001	4,468,940
Accounts receivable	8	10,397,112	10,042,903
Derivative financial assets		7,496	141,886
Bank balances and cash	19	6,043,303	5,452,050

Total current assets		28,679,599	24,189,765

Total assets		206,565,272	197,887,179

EQUITY AND LIABILITIES	Note	As at 30 June 2010	As at 31 December 2009

Capital and reserves attributable to equity holders of the Company
Share capital		12,055,383	12,055,383
Capital surplus		9,476,712	10,041,203
Surplus reserves		6,604,200	6,096,100
Currency translation differences		(399,628)	(362,067)
Retained earnings
— Proposed dividend		-	2,531,631
— Others		13,189,877	11,761,933

		40,926,544	42,124,183
Non-controlling interests		8,447,655	8,523,937

Total equity		49,374,199	50,648,120

Non-current liabilities
Long-term loans	10	73,486,833	71,266,755
Long-term bonds	11	13,815,450	13,800,115
Deferred income tax liabilities		1,851,489	1,839,362
Derivative financial liabilities		155,263	850
Other non-current liabilities		717,014	750,369

Total non-current liabilities		90,026,049	87,657,451

Current liabilities
Accounts payable and other liabilities	12	15,669,117	14,524,620
Taxes payables		663,929	650,800
Dividends payable	9	2,652,217	20,734
Salary and welfare payables		278,755	290,527
Derivative financial liabilities		136,936	13,403
Short-term bonds	13	5,022,316	10,101,460
Short-term loans	14	36,979,440	24,729,816
Current portion of long-term loans	10	5,762,314	9,250,248

Total current liabilities		67,165,024	59,581,608

Total liabilities		157,191,073	147,239,059

Total equity and liabilities		206,565,272	197,887,179

Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB except per share data)

		For the six months ended 30 June
	Note	2010	2009

Operating revenue	4	48,853,859	33,609,727
Sales tax		(61,986)	(79,006)

Operating expenses
Fuel		(31,748,648)	(20,035,830)
Maintenance		(960,464)	(764,821)
Depreciation		(5,226,172)	(4,101,086)
Labor		(1,818,990)	(1,561,956)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(2,683,066)	(1,553,600)
Others		(2,068,774)	(1,738,875)

Total operating expenses		(44,576,500)	(29,826,554)

Profit from operations		4,215,373	3,704,167

Interest income		26,826	35,193

Financial expenses, net
Interest expense		(2,498,136)	(2,238,470)
Exchange gain and bank charges, net		188,722	(5,822)

Total financial expenses, net		(2,309,414)	(2,244,292)

Share of profits of associates		378,064	385,642
Gain / (Loss) from fair value change		12,140	(32,498)
Investment income		55,017	—

Profit before income tax expense	16	2,378,006	1,848,212

Income tax expense	17	(422,103)	(54,531)

Profit for the period		1,955,903	1,793,681

Other comprehensive (loss) / income for the period, net of tax

Available-for-sale financial asset fair value changes		(159,722)	828,055
Proportionate share of other comprehensive income of investee measured using the equity method of accounting		(27,083)	6,520
Cash flow hedges		(377,686)	606,371
Currency translation differences		(37,804)	(22,556)

Other comprehensive (loss) / income for the period, net of tax		(602,295)	1,418,390

Total comprehensive income for the period		1,353,608	3,212,071

		For the six months ended 30 June
	Note	2010	2009

Profit / (Loss) attributable to:
— Equity holders of the Company		1,932,463	1,870,377
— Non-controlling interests		23,440	(76,696)

		1,955,903	1,793,681

Total comprehensive income / (loss) attributable to:
— Equity holders of the Company		1,330,411	3,289,054
— Non-controlling interests		23,197	(76,983)

		1,353,608	3,212,071

Dividends paid	9	-	341,633

Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)
— Basic and diluted	18	0.16	0.16

The notes on pages 43 to 70 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation difference	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2010	12,055,383	8,506,769	128,044	896,919	509,471	10,041,203	6,096,100	(362,067)	14,293,564	42,124,183	8,523,937	50,648,120
Profit for the six months ended 30 June 2010	—	—	—	—	—	—	—	—	1,932,463	1,932,463	23,440	1,955,903
Other comprehensive loss:
Fair value changes from available-for-sale financial asset, net of tax	—	—	—	(159,722)	—	(159,722)	—	—	—	(159,722)	—	(159,722)
Proportionate share of other comprehensive income of investee measured using the equity method of accounting, net of tax	—	—	—	(28,978)	1,895	(27,083)	—	—	—	(27,083)	—	(27,083)
Changes in fair value of effective portion of cash flow hedges, net of tax	—	—	(365,165)	—	—	(365,165)	—	—	—	(365,165)	—	(365,165)
Cash flow hedges recorded in shareholders’ equity reclassified to profit and loss, net of tax	—	—	(12,521)	—	—	(12,521)	—	—	—	(12,521)	—	(12,521)

Currency translation differences	—	—	—	—	—	—	—	(37,561)	—	(37,561)	(243)	(37,804)

Total comprehensive income for the six months ended 30 June 2010	—	—	(377,686)	(188,700)	1,895	(564,491)	—	(37,561)	1,932,463	1,330,411	23,197	1,353,608
Transfer to surplus reserves (Note 9)	—	—	—	—	—	—	508,100	—	(508,100)	—	—	—
Dividends relating to 2009 (Note 9)	—	—	—	—	—	—	—	—	(2,528,050)	(2,528,050)	(208,819)	(2,736,869)
Capital injections from non-controlling interests of subsidiaries	—	—	—	—	—	—	—	—	—	—	109,340	109,340

Balance as at 30 June 2010	12,055,383	8,506,769	(249,642)	708,219	511,366	9,476,712	6,604,200	(399,628)	13,189,877	40,926,544	8,447,655	49,374,199

	Attributable to equity holders of the Company										Non-controlling interests	Total equity
	Share capital	Capital surplus					Surplus reserves	Currency translation difference	Retained earnings	Total
		Share premium	Hedging reserve	Available-for-sale financial asset revaluation reserve	Other capital reserve	Subtotal

Balance as at 1 January 2009	12,055,383	8,506,769	(476,601)	114,157	498,292	8,642,617	6,096,100	(534,433)	10,569,653	36,829,320	5,730,633	42,559,953
Profit for the six months ended 30 June 2009	—	—	—	—	—	—	—	—	1,870,377	1,870,377	(76,696)	1,793,681
Other comprehensive income:
Fair value changes from available-for-sale financial asset, net of tax	—	—	—	828,055	—	828,055	—	—	—	828,055	—	828,055
Proportionate share of other comprehensive income of investee measured using the equity method of accounting, net of tax	—	—	—	6,520	—	6,520	—	—	—	6,520	—	6,520
Changes in fair value of effective portion of cash flow hedges, net of tax	—	—	476,261	—	—	476,261	—	—	—	476,261	—	476,261
Cash flow hedges recorded	—	—	130,110	—	—	130,110	—	—	—	130,110	—	130,110

in shareholders’ equity reclassified to profit and loss, net of tax
Currency translation differences	—	—	—	—	—	—	—	(22,269)	—	(22,269)	(287)	(22,556)

Total comprehensive income for the six months ended 30 June 2009	—	—	606,371	834,575	—	1,440,946	—	(22,269)	1,870,377	3,289,054	(76,983)	3,212,071
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	—	—	27,615	27,615
Dividends relating to 2008 (Note 9)	—	—	—	—	—	—	—	—	(1,205,633)	(1,205,633)	(65,980)	(1,271,613)
Capital injection from non-controlling interests of a subsidiary	—	—	—	—	—	—	—	—	—	—	170,000	170,000

Balance as at 30 June 2009	12,055,383	8,506,769	129,770	948,732	498,292	10,083,563	6,096,100	(556,702)	11,234,397	38,912,741	5,785,285	44,698,026

The notes on pages 43 to 70 are an integral part of this unaudited condensed consolidated interim financial information.

Condensed Consolidated Interim Statement of Cash Flow (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB)

		For the six months ended 30 June
	Note	2010	2009

Net cash provided by operating activities		9,038,964	6,385,193

Net cash used in investing activities	19	(11,578,377)	(9,971,115)

Net cash provided by financing activities	19	3,129,825	4,056,073

Exchange (loss) / gain		(13,119)	10,676

Net increase in cash and cash equivalents		577,293	480,827

Cash and cash equivalents as at beginning of the period		5,226,982	5,566,625

Cash and cash equivalents as at end of the period	19	5,804,275	6,047,452

The notes on pages 43 to 70 are an integral part of this unaudited condensed consolidated interim financial information.

Notes to the Unaudited Condensed Consolidated Interim Financial Information
For the six months ended 30 June 2010
(Prepared in accordance with International Financial Reporting Standards)
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	COMPANY ORGANIZATION AND PRINCIPAL ACTIVITIES

Huaneng Power International, Inc. (the "Company") was incorporated in the People’s Republic of China (the "PRC") as a Sino-foreign joint stock limited company on 30 June 1994. The registered address of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, the PRC. The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies in the PRC. SinoSing Power Pte. Ltd. ("SinoSing Power"), a wholly-owned subsidiary of the Company and its subsidiaries are principally engaged in the power generation and sale in the Republic of Singapore ("Singapore").

The directors consider Huaneng International Power Development Corporation ("HIPDC") and China Huaneng Group ("Huaneng Group") as the parent company and ultimate parent company of the Company, respectively. Both HIPDC and Huaneng Group are incorporated in the PRC. Neither Huaneng Group nor HIPDC produced financial statements available for public use.

This unaudited condensed consolidated interim financial information was approved for issue on 10 August 2010.

2.	BASIS OF PREPARATION

This unaudited condensed interim consolidated financial information for the six months ended 30 June 2010 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board (the "IASB").

As at and for the six months ended 30 June 2010, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2010, the Company and its subsidiaries have a negative working capital balance of approximately RMB 38.5 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

3.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2009 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2010.

•
IAS 17 (Amendment), ‘Leases’. The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. The Company and its subsidiaries have land use rights in both the PRC and Singapore. Based on assessments, land use rights located in the PRC are classified as operating leases while land use rights located in Singapore are classified as finance leases. All of the land use rights are amortized or depreciated over time using straight-line method.

•
IAS 24 (Revised), ‘Related party disclosures’. This revised standard introduces a partial exemption from the disclosure requirements of IAS 24 for transactions with government-related entities. Those disclosures are replaced with requirements to disclose the name of related government and the nature of its relationship with the Company and its subsidiaries, the nature and amount of any individually-significant transactions, and qualitative or quantitative disclosures for collectively-significant transactions. The Company and its subsidiaries have elected to early adopt the partial exemption described above from 1 January 2010.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. The Company and its subsidiaries apply this standard prospectively to transactions with non-controlling interests from 1 January 2010 onwards.

•
IAS 38 (Amendment), ‘Intangible Assets’. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination when it is not traded in an active market. It also permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries apply this amendment prospectively to all business combinations from 1 January 2010 onwards.

3.	PRINCIPAL ACCOUNTING POLICIES (CONT’D)

The Company and its subsidiaries have adopted the following amendments to standards in 2010. (Cont’d)

•
IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. It clarifies the reassessment requirements on acquisition date should there be any hedging arrangements existed in the acquirees. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate shares of the acquiree’s net assets. All acquisition-related costs should be expensed. Contingent liabilities assumed in a business combination are recognized at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required settle the obligation. After the date of the business combination, contingent liabilities are re-measured at the higher of the original amount and the amount under the relevant standard, IAS 37. The Company and its subsidiaries apply this standard prospectively to all business combinations from 1 January 2010 onwards.

•	IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment provides clarification that IFRS

5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries apply IFRS 5 (amendment) from 1 January 2010 onwards.

4.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the six months ended 30 June
	2010	2009

Sales of power and heat	48,296,467	33,301,437
Port service	104,440	125,358
Others	452,952	182,932

Total	48,853,859	33,609,727

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company were grouped into power segment and other segment (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit/(loss) before income tax expense under China Accounting Standard for Business Enterprises ("PRC GAAP") in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is also measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and its related dividends receivable and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing unaudited condensed consolidated interim financial information.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

(Under PRC GAAP)

	Power segment	Other segment	Total

For the six months ended 30 June 2010
Total segment revenue	48,749,419	203,815	48,953,234
Inter-segment revenue	-	(99,375)	(99,375)

Revenue from external customers	48,749,419	104,440	48,853,859

Segment results	2,640,040	50	2,640,090

Interest income	26,722	104	26,826
Interest expense	(2,354,937)	(19,683)	(2,374,620)
Depreciation and amortization	(5,132,950)	(24,798)	(5,157,748)
Net gain on disposal of property, plant and equipment	8,596	-	8,596
Share of profits of associates	338,367	-	338,367
Income tax expense	(457,452)	(13)	(457,465)

For the six months ended 30 June 2009
Total segment revenue	35,468,870	212,251	35,681,121
Inter-segment revenue	—	(86,893)	(86,893)

Revenue from external customers	35,468,870	125,358	35,594,228

Segment results	2,018,166	7,918	2,026,084

Interest income	37,123	605	37,728
Interest expense	(2,254,002)	(21,050)	(2,275,052)
Depreciation and amortization	(4,528,649)	(22,992)	(4,551,641)
Net gain on disposal of property, plant and equipment	14,460	—	14,460
Share of profits of associates	345,425	—	345,425
Income tax expense	(72,445)	(1,682)	(74,127)

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

(Under PRC GAAP)

	Power segment	Other segment	Total

30 June 2010
Segment assets	194,739,502	1,554,786	196,294,288

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	9,134,096	1,138	9,135,234
Investments in associates	9,239,037	-	9,239,037
Segment liabilities	(144,391,077)	(830,212)	(145,221,289)

31 December 2009
Segment assets	188,444,809	1,517,972	189,962,781

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,073	36,967	27,600,040
Investments in associates	8,715,779	—	8,715,779
Segment liabilities	(137,099,373)	(792,750)	(137,892,123)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months ended 30 June
	2010	2009

Revenue from external customers (PRC GAAP)	48,853,859	35,594,228
Reconciling item:
Impact of business combinations under common control*	-	(1,984,501)

Operating revenue per consolidated statement of comprehensive income	48,853,859	33,609,727

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2010	2009

Segment results (PRC GAAP)	2,640,090	2,026,084
Reconciling items:
Operating loss of the headquarters	(87,369)	(20,692)
Investment income from China Huaneng Finance Co., Ltd. ("Huaneng Finance")	32,400	48,697
Impact of business combination under common control*	-	(47,371)
Impact of other IFRS adjustments**	(207,115)	(158,506)

Profit before income tax expense per consolidated statement of comprehensive income	2,378,006	1,848,212

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2010	As at 31 December 2009

Total segment assets (PRC GAAP)	196,294,288	189,962,781
Reconciling items:
Investment in Huaneng Finance	598,102	570,917
Deferred income tax assets	713,449	547,664
Prepaid income tax	40,288	40,815
Available-for-sale financial assets and its
related dividends receivable	2,406,588	2,555,972
Corporate assets	2,683,678	318,977
Impact of IFRS adjustments**	3,828,879	3,890,053

Total assets per consolidated balance sheet	206,565,272	197,887,179

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2010	As at 31 December 2009

Total segment liabilities (PRC GAAP)	(145,221,289)	(137,892,123)
Reconciling items:
Current income tax liabilities	(248,479)	(292,509)
Deferred income tax liabilities	(1,360,440)	(1,386,493)
Corporate liabilities	(8,276,141)	(5,709,119)
Impact of IFRS adjustments**	(2,084,724)	(1,958,815)

Total liabilities per consolidated balance sheet	(157,191,073)	(147,239,059)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combinations under common control*	Impact of other IFRS adjustments**	Total

For the six months ended 30 June 2010
Interest expense	(2,374,620)	(123,516)	-	-	-	(2,498,136)
Depreciation and
amortization	(5,157,748)	(12,107)	-	-	(156,604)	(5,326,459)
Share of profits
of associates	338,367	-	32,400	-	7,297	378,064
Income tax expense	(457,465)	-	-	-	35,362	(422,103)

For the six months ended 30 June 2009
Interest expense	(2,275,052)	(79,613)	—	116,195	—	(2,238,470)
Depreciation and amortization	(4,551,641)	(9,918)	—	478,469	(104,664)	(4,187,754)
Share of profits of associates	345,425	—	48,697	—	(8,480)	385,642
Income tax expense	(74,127)	—	—	(3,626)	23,222	(54,531)

*
Under PRC GAAP, the business combinations under common control are accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combining entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

4.	REVENUE AND SEGMENT INFORMATION (CONT’D)

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2010	2009

The PRC	41,596,841	28,937,295
Singapore	7,257,018	4,672,432

	48,853,859	33,609,727

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2010	As at 31 December 2009

The PRC	153,652,343	149,590,150
Singapore	21,111,483	21,056,775

	174,763,826	170,646,925

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2010		2009
	Amount	Proportion	Amount	Proportion

JiangSu Electric Power Company	6,391,900	13%	4,663,898	14%
ShanDong Electric Power Corporation ("Shandong Power")	5,824,202	12%	4,775,013	14%
ZheJiang Electric Power Corporation	4,186,007	9%	3,627,372	11%

5.	PROPERTY, PLANT AND EQUIPMENT

	As at 30 June 2010	As at 31 December 2009

Beginning of the period / year	140,777,336	116,737,198
Acquisitions	-	7,617,197
Additions	9,082,829	25,738,329
Disposals / Write-off	(19,602)	(226,760)
Depreciation charge	(5,235,977)	(8,579,330)
Impairment charge	-	(629,674)
Currency translation differences	(31,062)	120,376

End of the period / year	144,573,524	140,777,336

6.	POWER GENERATION LICENCE

	As at 30 June 2010	As at 31 December 2009

Beginning of the period / year	3,898,121	3,811,906
Currency translation differences	(20,371)	86,215

End of the period / year	3,877,750	3,898,121

7.	OTHER RECEIVABLES AND ASSETS

Other receivables and assets comprised the following:

	As at 30 June 2010	As at 31 December 2009

Prepayments for inventories	1,044,644	783,672
Prepayments for constructions	379,609	407,920
Prepayments for investments	2,389,982	387,000
Prepaid income tax	40,288	40,815
Others	90,936	41,792

Total prepayments	3,945,459	1,661,199

Staff advances	25,748	13,032
Dividends receivable	123,578	—
Others	689,730	638,399

Subtotal other receivables	839,056	651,431
Less: provision for doubtful accounts	(38,621)	(38,628)

Total other receivables, net	800,435	612,803

VAT recoverable	2,274,107	2,194,938

Net total	7,020,001	4,468,940

Prepayments for investments primarily represent prepayments for acquisitions of certain equity interests. Please refer to Note 21(a) for details.

8.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2010	As at 31 December 2009

Accounts receivable	9,810,389	9,717,681
Notes receivable	612,789	351,630

	10,423,178	10,069,311
Less: provision for doubtful accounts	(26,066)	(26,408)

	10,397,112	10,042,903

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billing.

Ageing analysis of accounts receivable was as follows:

	As at 30 June 2010	As at 31 December 2009

Within 1 year	10,393,131	10,035,455
Between 1 to 2 years	25,453	29,726
Between 2 to 3 years	464	—
Over 3 years	4,130	4,130

	10,423,178	10,069,311

As at 30 June 2010, the maturity period of the notes receivable ranged from 3 months to 6 months (31 December 2009: 3 months to 7 months).

9.	PROFIT APPROPRIATIONS

(a)	Dividends

	As at 30 June 2010	As at 31 December 2009

Due to equity holders of the Company*	2,529,375	—
Due to non-controlling interests of subsidiaries	122,842	20,734

	2,652,217	20,734

*
On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company declared 2009 final dividend of RMB 0.21 (2008 final: RMB 0.10) per ordinary share, totaled approximately RMB 2,528 million (2008 final: RMB 1,206 million). For the six months ended 30 June 2010, the Company did not make any dividend payments in that connection (for the six months ended 30 June 2009: approximately RMB 342 million).

(b)	Surplus reserves

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended 31 December 2009 as determined under the PRC GAAP to the statutory surplus reserve, amounting to RMB 508 million (for the six months ended 30 June 2009: nil).

10.	LONG-TERM LOANS

Long-term loans comprised the following:

	As at 30 June 2010	As at 31 December 2009

Loans from Huaneng Group (a)	800,000	800,000
Bank loans (b)	71,146,001	72,052,664
Other loans (c)	7,303,146	7,664,339

	79,249,147	80,517,003
Less: Current portion of long-term loans	(5,762,314)	(9,250,248)

	73,486,833	71,266,755

(a)	Loans from Huaneng Group

Details of loans from Huaneng Group of the Company and its subsidiaries are as follows:

	As at 30 June 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
— Fixed rate	800,000	800,000	-	800,000	4.05%-4.60%
	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Loans from Huaneng Group
Unsecured
RMB
— Fixed rate	800,000	800,000	—	800,000	4.05%-4.60%

10.	LONG-TERM LOANS (CONT’D)

(b)	Bank loans

Details of bank loans of the Company and its subsidiaries are as follows:

	As at 30 June 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	48,759,753	48,759,753	(4,572,123)	44,187,630	3.51%-7.05%
US$
— Fixed rate	178,206	1,210,181	(643,009)	567,172	5.95%-6.97%
— Variable rate	813,462	5,524,138	(257,017)	5,267,121	0.51%-2.65%
S$
— Variable rate	3,066,224	14,825,497	(175,276)	14,650,221	2.23%-2.46%

— Fixed rate	99,919	826,432	(77,281)	749,151	2.00%-2.15%

		71,146,001	(5,724,706)	65,421,295

	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Bank loans
Unsecured
RMB
— Fixed rate	48,971,239	48,971,239	(8,316,379)	40,654,860	3.60%-7.56%
US$
— Fixed rate	225,791	1,541,744	(648,187)	893,557	5.95%-6.97%
— Variable rate	816,208	5,573,234	(43,204)	5,530,030	1.44%-3.57%
S$
— Variable rate	3,074,120	14,941,760	(77,444)	14,864,316	2.41%-2.46%

— Fixed rate	104,591	1,024,687	(91,539)	933,148	2.00%-2.15%

		72,052,664	(9,176,753)	62,875,911

10.	LONG-TERM LOANS (CONT’D)

(c)	Other loans

Details of other loans of the Company and its subsidiaries are as follows:

	As at 30 June 2010
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
RMB
— Fixed rate	7,230,000	7,230,000	-	7,230,000	4.05%-4.86%
US$
— Variable rate	2,857	19,350	(19,350)	-	0.93%
S$
— Variable rate	7,350	35,538	-	35,538	4.25%
JPY
— Variable rate	238,095	18,258	(18,258)	-	0.85%

		7,303,146	(37,608)	7,265,538

	As at 31 December 2009
	Original currency	RMB equivalent	Less: Current portion	Non-current portion	Annual interest rate
	’000

Other loans
Unsecured
RMB
— Fixed rate	7,573,000	7,573,000	(36,420)	7,536,580	4.05%-5.35%
US$
— Variable rate	4,286	29,263	(19,508)	9,755	2.99%-5.87%
S$
— Variable rate	7,350	35,725	—	35,725	4.25%
JPY
— Variable rate	357,143	26,351	(17,567)	8,784	2.76%-5.80%

		7,664,339	(73,495)	7,590,844

11.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB 5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million, respectively. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 181.36 million (31 December 2009: RMB 6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 30.19 million (31 December 2009: RMB 134.19 million).

Please refer to Note 20(b) for details of long-term bonds of the Company guaranteed by HIPDC and government-related banks.

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As at 30 June 2010, interest payables for these notes above amounted to approximately RMB 19.16 million (31 December 2009: 94.17 million).

12.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2010	As at 31 December 2009

Accounts and notes payable	5,211,671	4,386,461
Other payables and accrued liabilities	10,457,446	10,138,159

	15,669,117	14,524,620

Ageing analysis of accounts and notes payable was as follows:

	As at 30 June 2010	As at 31 December 2009

Within 1 year	5,195,783	4,365,569
Between 1 to 2 years	12,156	5,875
Over 2 years	3,732	15,017

	5,211,671	4,386,461

13.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 2.55% on 24 March 2010. Such bonds are denominated in RMB and issued at face value and will mature in 270 days from the issuance date. The annual effective interest rate of these bonds is 3.11%. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 34.58 million.

The Company issued unsecured short-term bonds with face values of RMB 5 billion and RMB 5 billion bearing annual interest rates of 1.88% and 2.32% on 24 February 2009 and on 9 September 2009, respectively. Such bonds are denominated in RMB and issued at face value and were mature in 365 days and 270 days from respective issuance dates. The annual effective interest rates of these bonds are 2.29% and 2.87%, respectively. As at 30 June 2010, such short-term bonds were fully repaid on schedule.

14.	SHORT-TERM LOANS

Short-term loans are as follows:

	As at 30 June 2010			As at 31 December 2009
	Original currency	RMB equivalent	Annual interest rate	Original currency	RMB equivalent	Annual interest rate
	’000			’000

Secured
RMB
— Fixed rate	1,595,915	1,595,915	3.89%	698,362	698,362	3.89%-4.54%
— Fixed rate-discounted notes receivable	218,425	218,425	2.40%-4.78%	141,594	141,594	2.28%-5.70%

		1,814,340			839,956

Unsecured
RMB
— Fixed rate	35,109,496	35,109,496	3.79%-4.78%	23,885,000	23,885,000	3.79%-7.47%

S$
— Variable rate	11,500	55,604	1.73%-1.84%	1,000	4,860	1.81%-2.10%

		35,165,100			23,889,860

		36,979,440			24,729,816

As at 30 June 2010, secured short-term loans of RMB 218 million (31 December 2009: RMB 142 million) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans.

As at 30 June 2010, secured short-term loans of RMB 1,596 million (31 December 2009: RMB 698 million) are secured by accounts receivable of the Company with net book value amounting to RMB 1,673 million (31 December 2009: RMB 1,032 million).

15.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2010, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 38,485 million (31 December 2009: RMB 35,392 million). On the same date, total assets less current liabilities were approximately RMB 139,400 million (31 December 2009: RMB 138,306 million).

16.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June
	2010	2009

Interest expense on
— loans	2,405,376	2,314,137
— short-term bonds	120,814	170,297
— long-term bonds	367,698	308,393

Total interest expense on borrowings	2,893,888	2,792,827
Less: amounts capitalized in property, plant and equipment	(395,752)	(554,357)

Interest expense charged in statement of comprehensive income	2,498,136	2,238,470
Depreciation on property, plant and equipment	5,226,172	4,106,401
Gains on disposals of property, plant and equipment, net	(8,623)	(13,994)
Amortization on land use rights	58,336	41,719
Amortization on other non-current assets	30,572	39,634
Reversal of provision for doubtful debts	(1,634)	(295)
Bad debts recovery	(31)	(2,623)

17.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2010 (for the six months ended 30 June 2009: nil) as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profit for the period at their prevailing rates of taxation.

17.	INCOME TAX EXPENSE (CONT’D)

Upon the effective of the "Corporate Income Tax Law of the People’s Republic of China" on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2009: 17%).

For the six months ended 30 June 2010, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 17.75% (for the six months ended 30 June 2009: 2.95%). The variation of weighted average effective tax rate was primarily attributable to the utilization of prior year unrecognized tax losses in the same period of last year.

18.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2010	2009

Consolidated profit attributable to equity holders of the Company	1,932,463	1,870,377

Weighted average number of the Company’s outstanding ordinary shares	12,055,383	12,055,383
Basic earnings per share	0.16	0.16

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2010 and 2009.

19.	NOTES TO CONSOLIDATED STATEMENT OF CASH FLOWS

Cash flows used in investing and provided by financing activities included the following:

	For the six months ended 30 June
	2010	2009

Investing activities:
Purchases of property, plant and equipment, other non-current assets and prepayments of land use rights	(9,350,537)	(10,108,040)
Cash dividend received	-	126,653
Capital injections in associates	(251,430)	—
Prepayments for acquisitions of equity interests (Note 21(a))	(2,000,000)	—
Others	23,590	10,272

Net cash used in investing activities	(11,578,377)	(9,971,115)

Financing activities:
Drawdown of:
— short-term loans	33,371,717	8,196,795
— short-term bonds	4,979,850	4,980,000
— long-term loans	7,653,000	15,760,000
— long-term bonds	-	3,939,850
Capital injections from non-controlling interests of the subsidiaries	109,340	170,000
Government grants	940	311,959
Repayments of:
— short-term loans	(21,196,000)	(11,020,000)
— short-term bonds	(10,000,000)	—
— long-term loans	(8,662,413)	(15,309,563)
Dividends paid to shareholders of the Company	-	(341,633)
Dividends paid to non-controlling interests of the subsidiaries	(106,711)	(65,980)
Interest paid	(2,967,756)	(2,546,407)
Others	(52,142)	(18,948)

Net cash provided by financing activities	3,129,825	4,056,073

The breakdown of the bank balances and cash is as follows:

	As at 30 June 2010	As at 31 December 2009

Restricted cash	239,028	225,068
Cash and cash equivalents	5,804,275	5,226,982

Total	6,043,303	5,452,050

20.	RELATED PARTY TRANSACTIONS

The related parties of the Company and its subsidiaries that had transactions with the Company and its subsidiaries are as follows:

Names of related parties	Nature of relationship

Huaneng Group	Ultimate parent company
HIPDC	Parent company
Xi’an Thermal Power Research Institute Co., Ltd. ("Xi’an Thermal") and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and its subsidiaries	Subsidiaries of Huaneng Group
Huaneng New Energy Industrial Holding Limited Company ("Huaneng New Energy")	A subsidiary of Huaneng Group
Huaneng Guicheng Trust Co., Ltd. ("Huaneng Guicheng Trust")	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. ("Hulunbeier Energy")	A subsidiary of Huaneng Group
Hebei Huaneng Industrial Development Limited Liability Company	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.	A subsidiary of Huaneng Group
Inner Mongolia Power Fuel Co. Ltd.	A subsidiary of Huaneng Group
Huaneng Hainan Power Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd.	A subsidiary of Huaneng Group
Huaneng Building Construction and Management Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited	A subsidiary of Huaneng Group
Shandong Huaneng Power Generation Co., Ltd.	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd.	A subsidiary of HIPDC
Shandong Rizhao Power Company Ltd. ("Rizhao Power Company")	An associate of the Company
Huaneng Finance	An associate of the Company
Chongqing Huaneng Lime Company Limited ("Lime Company")	An associate of a subsidiary
Government-related enterprises*	Related parties of the Company

*
Huaneng Group is a state-owned enterprise. In accordance with the revised IAS 24, ‘Related Party Disclosures’, government-related entities, other than entities under Huaneng Group, which the PRC government has control, joint control or significant influence over are also considered as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with government-related entities. For the purpose of the related party transactions disclosure, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are government-related entities. However, many government-related entities have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that material related party transactions have been adequately disclosed.

20.	RELATED PARTY TRANSACTIONS (CONT’D)

In addition to the related party information shown elsewhere in this unaudited condensed consolidated interim financial information, the following is a summary of significant related party transactions entered into in the ordinary course of business between the Company and its subsidiaries and their related parties during the period.

(a)	Related party transactions

	For the six months ended 30 June
	2010	2009

Huaneng Group
Interest expense on long-term loans	(18,221)	(34,814)

HIPDC
Service fees on transmission and transformer facilities	(70,386)	(70,386)
Rental charge on land use rights of Huaneng Nanjing Power Plant	(667)	(667)
Rental charge on office building	(8,967)	(13,000)

Xi’an Thermal and its subsidiaries
Technical services and industry-specific technological project contracting services obtained from Xi’an Thermal and its subsidiaries	(85,674)	(56,187)
Purchase of equipment from Xi’an Thermal and its subsidiaries	(30,893)	—

HEC and its subsidiaries
Purchase of coal from HEC and its subsidiaries and service fee incurred for transportation	(911,656)	(339,535)
Purchase of equipment from HEC and its subsidiaries	(379,088)	(383,893)

Huaneng New Energy
Interest expense on long-term loans	(3,922)	—

Huaneng Guicheng Trust
Drawdown of short-term loans	1,180,000	—
Interest expense on short-term loans	(2,501)	—

Hulunbeier Energy
Purchase of coal from Hulunbeier Energy	(415,977)	(609,411)

Hebei Huaneng Industrial Development Limited Liability Company
Purchase of coal from Hebei Huaneng Industrial Development Limited Liability Company	(8,333)	—

Gansu Huating Coal and Power Co., Ltd.
Purchase of coal from Gansu Huating Coal and Power Co., Ltd.	(772,557)	—

Inner Mongolia Power Fuel Co. Ltd.
Purchase of coal from Inner Mongolia Power Fuel Co. Ltd.	(25,615)	—

20.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions (Cont’d)

	For the six months ended 30 June
	2010	2009

Huaneng Hainan Power Co., Ltd.
Sale of coal to Huaneng Hainan Power Co., Ltd.	71,526	—

Huaneng Suzhou Thermoelectric Power Company Ltd.
Sale of coal to Huaneng Suzhou Thermoelectric Power Company Ltd.	46,975	—

Huaneng Building Construction and Management Ltd. Company
Rental charge on office building	(21,765)	—

Huaneng Heilongjiang Power Generation Co., Ltd.
Service fee relating to the purchase of equipment	(520)	—

Alltrust Insurance Company of China Limited
Premium for property insurance	(28,629)	—

Huaneng Ruijin Power Generation Co., Ltd.
Sale of coal to Huaneng Ruijin Power Generation Co., Ltd.	208,362	—

Rizhao Power Company
Purchase of coal from Rizhao Power Company	(1,116,465)	(610,603)

Huaneng Finance
Drawdown of short-term loans	275,000	1,000
Interest expense on short-term loans	(4,678)	(29,059)
Interest expense on long-term loans	(5,620)	(3,177)

Lime Company
Purchase of lime from Lime Company	(54,935)	(42,713)

In addition, during this period, the Company provides management service to certain power plants owned by Huaneng Group and HIPDC. The Company did not receive any management fee. At the same time, Shandong Huaneng Power Generation Co., Ltd. provided management services to certain branches and subsidiaries of the Company which located in Shandong Province. The Company did not pay any management fee for such arrangements.

20.	RELATED PARTY TRANSACTIONS (CONT’D)

(a)	Related party transactions (Cont’d)

Transactions with government-related enterprises

For the six months ended 30 June 2010 and 2009, the Company and its domestic subsidiaries sold substantially all their products to local government-related power grid companies. Please refer to Note 4 for details of sales information to major power companies. The Company and its domestic subsidiaries maintained most of its bank deposits in government-related financial institutions while lenders of most of the Company and its domestic subsidiaries’ loans are also government-related financial institutions, associated with the respective interest income or interest expense incurred.

For the six months ended 30 June 2010 and 2009, other collectively-significant transactions with government-related entities also included a large portion of fuel purchases, property, plant and equipment construction and related labor employed.

(b)	Guarantees

		As at 30 June 2010	As at 31 December 2009

(i)	Long-term loans guaranteed by
	— Huaneng Group	1,106,929	1,349,547
	— HIPDC	2,788,093	3,015,661

(ii)	Long-term bonds guaranteed by
	— HIPDC	4,000,000	4,000,000
	— Government-related banks	6,000,000	6,000,000

(c)	Pre-tax benefits and social insurance of key management personnel

	For the six months ended 30 June
	2010	2009

Salaries	3,400	2,621
Pension	486	629

Total	3,886	3,250

21.	CAPITAL AND OTHER COMMITMENTS

(a)	Capital commitments

	As at 30 June 2010	As at 31 December 2009

Contracted but not provided for
equity investments*	6,625,000	8,625,000
acquisitions of property, plant and equipment	19,770,563	19,438,254

	26,395,563	28,063,254

Authorized but not contracted for
acquisitions of property, plant and equipment	931,068	1,704,416

Total	27,326,631	29,767,670

*
On 31 December 2009, the Company entered into an Equity Interest Transfer Agreement with Shandong Power and Shandong Luneng Development Group Company Limited ("Luneng Development"), pursuant to which the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests for an aggregate consideration of RMB 8.625 billion. Target Equity Interests, which includes 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest of Shandong Zhanhua Co-generation Limited Company, 100% equity interest of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest of Shandong Luneng Sea Transportation Limited Company, preliminary stage project development rights, all of which are owned by Shandong Power; and 39.75% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by Luneng Development.

For the six months ended 30 June 2010, the Company has prepaid considerations amounted to RMB 2 billion.

(b)	Other material long-term commitments

Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited ("PTR") on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission. Purchases for the six months ended 30 June 2010 amounted to RMB 270 million (for the six months ended 30 June 2009: RMB 362 million).

21.	CAPITAL AND OTHER COMMITMENTS (CONT’D)

(b)	Other material long-term commitments (Cont’d)

As at 30 June 2010, according to the gas purchase contracts signed by SinoSing Power and its subsidiaries, gas purchase commitments is as follows:

Plateau period*	Purchase amount per day

Before the year end of 2013	175.1	billion British Thermal Unit ("BBtu")
2014	32.6	BBtu
2015-2023	15.0	BBtu

*
The various gas supply contracts remain valid after the above period, but the contractual quantity may deviate from the quantity disclosed in above subject to applicable conditions as stipulated in the respective agreements.

Purchase during the six months ended 30 June 2010 amounted to approximately S$ 592.4 million (equivalent to RMB 2,889.9 million) (for the six months ended 30 June 2009: S$ 400.2 million (equivalent to RMB 1,835 million)).

22.	EVENTS AFTER REPORTING PERIOD

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.20% on 2 July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date.

Balance Sheets (Unaudited)
As at 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		30 June 2010	31 December 2009	30 June 2010	31 December 2009
ASSETS	Note	Consolidated	Consolidated	The Company	The Company

CURRENT ASSETS
Bank balances and cash	5(1)	6,043,302,668	5,452,049,814	1,099,020,689	1,461,569,493
Derivative financial assets	5(2)	7,495,792	141,885,707	-	—
Notes receivable	5(3)	612,788,528	351,630,301	169,751,228	41,816,000
Accounts receivable	5(4), 11(1)	9,784,323,730	9,691,272,481	5,291,672,584	5,231,868,409
Advances to suppliers	5(6)	1,221,963,981	1,024,217,112	1,147,500,658	898,157,690
Interest receivable		101,719	707,768	10,934,334	14,393,786
Dividend receivable		123,577,766	—	296,827,657	58,600,861
Other receivables	5(5), 11(2)	3,306,214,466	1,183,405,939	3,991,877,977	1,087,555,177
Inventories	5(7)	5,211,687,386	4,083,985,593	2,428,400,569	1,699,440,182
Current portion of
non-current assets		18,978,390	19,547,650	-	—
Other current assets		75,058,899	46,123,151	8,816,865,534	7,931,343,151

Total current assets		26,405,493,325	21,994,825,516	23,252,851,230	18,424,744,749

NON-CURRENT ASSETS
Available-for-sale financial assets	5(8)	2,081,036,419	2,293,998,840	2,081,036,419	2,293,998,840
Derivative financial assets	5(2)	-	44,863,269	-	39,585,882
Long-term equity investments	5(9), 11(3)	10,113,053,024	9,550,498,199	31,947,687,881	29,990,652,656
Fixed assets	5(11)	117,737,595,097	108,768,695,177	57,838,471,180	58,120,774,578
Construction-in-progress	5(12)	19,397,229,707	23,636,990,139	6,666,529,139	5,974,997,478
Construction materials	5(13)	8,015,048,941	8,764,873,990	3,086,359,425	3,405,535,273
Intangible assets	5(14)	7,014,926,066	7,085,887,464	1,725,934,539	1,737,823,371
Goodwill	5(15)	10,855,642,739	10,912,159,288	1,528,308	1,528,308
Long-term deferred expenses		162,480,733	164,133,436	12,255,087	12,792,579
Deferred income tax assets	5(16)	713,448,501	547,664,305	408,977,306	272,566,233
Other non-current assets		240,437,049	232,537,231	10,395,000,000	10,395,000,000

Total non-current assets		176,330,898,276	172,002,301,338	114,163,779,284	112,245,255,198

TOTAL ASSETS		202,736,391,601	193,997,126,854	137,416,630,514	130,669,999,947

LIABILITIES AND		30 June	31 December	30 June	31 December
SHAREHOLDERS’ EQUITY	Note	2010 Consolidated	2009 Consolidated	2010 The Company	2009 The Company

CURRENT LIABILITIES
Short-term loans	5(17)	36,979,439,977	24,729,816,119	27,975,914,776	17,638,361,762
Derivative financial liabilities	5(2)	136,935,768	13,403,141	-	—

Notes payable		128,512,893	71,475,000	71,475,000	71,475,000
Accounts payable	5(18)	5,083,158,426	4,314,985,860	2,896,002,831	2,091,342,954
Advance from customers		4,313,470	102,728,785	850,588	45,452,777
Salary and welfare payables	5(19)	278,755,328	290,527,379	138,107,907	130,388,810
Taxes payable	5(20)	(1,610,177,965)	(1,544,137,768)	(562,369,617)	(613,098,027)
Interest payables		436,252,826	490,239,080	278,308,854	342,698,089
Dividends payable	5(21)	2,652,216,697	20,733,907	2,529,374,719	—
Other payables	5(22)	8,714,076,594	8,374,609,135	4,220,165,995	4,605,533,250
Current portion of
non-current liabilities	5(23)	5,762,313,608	9,250,248,143	2,351,483,030	7,073,302,033
Other current liabilities	5(24)	5,495,221,657	10,442,145,076	5,315,552,482	10,379,065,434

Total current liabilities		64,061,019,279	56,556,773,857	45,214,866,565	41,764,522,082

NON-CURRENT LIABILITIES
Long-term loans	5(25)	73,486,833,447	71,266,754,880	37,052,895,392	32,518,894,102
Derivative financial liabilities	5(2)	155,262,877	849,636	107,837,665	—
Bonds payable	5(26)	13,815,449,563	13,800,114,589	13,815,449,563	13,800,114,589
Long-term payables		16,558,409	23,858,743	-	—
Deferred income tax liabilities	5(16)	1,360,440,286	1,386,493,492	-	—
Other non-current liabilities	5(27)	2,210,785,773	2,245,400,134	2,087,383,602	2,117,300,914

Total non-current liabilities		91,045,330,355	88,723,471,474	53,063,566,222	48,436,309,605

TOTAL LIABILITIES		155,106,349,634	145,280,245,331	98,278,432,787	90,200,831,687

SHAREHOLDERS’ EQUITY
Share capital	5(28)	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	5(29)	8,784,638,442	9,349,129,414	7,079,307,733	7,376,680,693
Special reserves		15,328,472	—	15,328,472	—
Surplus reserves	5(30)	6,650,444,719	6,142,345,063	6,650,444,719	6,142,345,063
Undistributed profits	5(31)	12,820,543,095	13,830,728,702	13,337,733,363	14,894,759,064
Currency translation differences		(399,628,457)	(362,067,301)	-	—

Shareholder’s equity attributable to shareholders of the Company		39,926,709,711	41,015,519,318	39,138,197,727	40,469,168,260
Minority interests	5(32)	7,703,332,256	7,701,362,205	-	—

TOTAL SHAREHOLDERS’ EQUITY		47,630,041,967	48,716,881,523	39,138,197,727	40,469,168,260

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		202,736,391,601	193,997,126,854	137,416,630,514	130,669,999,947

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Income Statements (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the six months ended 30 June
		2010	2009	2010	2009
	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

1. Operating revenue	5(33), 11(4)	48,853,858,545	35,594,228,228	24,771,629,684	19,189,602,922
Less: Operating cost	5(33), 11(4)	(43,286,965,986)	(30,622,135,724)	(21,892,784,584)	(16,243,024,936)
Tax and levies on operations	5(34)	(61,986,453)	(90,412,543)	(19,866,048)	(16,482,464)
Selling expenses		(1,713,960)	(596,354)	-	—
General and administrative expenses		(1,279,473,006)	(950,352,637)	(819,525,193)	(625,385,325)
Financial expenses, net	5(35)	(2,282,588,313)	(2,322,884,451)	(1,290,799,995)	(1,259,128,482)
Assets impairment loss		1,682,635	3,097,512	49,942	22,527
Gain / (Loss) from changes in fair value		12,139,878	(32,497,954)	-	—
Add: Investment income	5(36), 11(5)	425,783,665	394,121,402	758,301,078	520,681,982
Including: share of profit of associates		370,767,037	394,121,402	370,039,462	393,712,282

2. Operating profit		2,380,737,005	1,972,567,479	1,507,004,884	1,566,286,224
Add: Non-operating income	5(37)	225,356,474	92,823,099	110,028,757	87,537,605
Less: Non-operating expenses	5(38)	(20,972,448)	(11,301,414)	(17,423,459)	(8,256,691)
Including: loss on disposals of non-current assets		(781,373)	(760,124)	(160,634)	(5,674)

3. Profit before taxation		2,585,121,031	2,054,089,164	1,599,610,182	1,645,567,138
Less: Income tax expense	5(39)	(457,464,640)	(74,127,259)	(120,486,553)	125,245,838

4. Net profit		2,127,656,391	1,979,961,905	1,479,123,629	1,770,812,976

Including: net profit generated by acquiree before business combination under common control		-	50,996,758	-	——
Attributable to:
Shareholders of the Company		2,025,963,723	1,972,541,791	1,479,123,629	1,770,812,976
Minority interests		101,692,668	7,420,114	-	——

5. Earnings per share (based
on the net profit attributable to shareholders of the Company)
Basic earnings per share	5(40)	0.17	0.16
Diluted earnings per share		0.17	0.16

6. Other comprehensive (loss) / income	5(41), 11(6)	(602,295,435)	1,418,545,620	(297,372,960)	834,430,567

7. Total comprehensive income		1,525,360,956	3,398,507,525	1,181,750,669	2,605,243,543

Attributable to
— Shareholders of the Company		1,423,911,595	3,391,238,792	1,181,750,669	2,605,243,543
— Minority interests		101,449,361	7,268,733	-	——

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Cash Flow Statements (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		For the six months ended 30 June
		2010	2009	2010	2009
Items	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered		53,433,784,158	39,702,602,532	28,571,515,029	22,170,076,743
Cash received from return of taxes and fees		4,934,309	778,908	-	—
Other cash received relating to operating activities		308,573,318	124,844,226	187,191,391	36,933,418

Sub-total of cash inflows of
operating activities		53,747,291,785	39,828,225,666	28,758,706,420	22,207,010,161

Cash paid for goods and services received		(39,772,283,053)	(27,183,007,535)	(21,713,293,119)	(15,236,573,667)
Cash paid to and on behalf of employees		(1,994,560,741)	(1,678,333,801)	(1,150,705,201)	(1,055,756,781)
Payments of all types of taxes		(2,475,906,807)	(3,461,586,742)	(1,409,071,415)	(1,976,364,203)
Other cash paid relating to operating activities	5(42)	(465,576,902)	(396,222,114)	(261,644,720)	(199,605,643)

Sub-total of cash outflows
of operating activities		(44,708,327,503)	(32,719,150,192)	(24,534,714,455)	(18,468,300,294)

Net cash flows generated from operating activities	5(43)	9,038,964,282	7,109,075,474	4,223,991,965	3,738,709,867

2. Cash flows generated from investing activities
Cash received on investment income		-	126,652,500	631,903,622	339,906,815
Net cash received from disposals of fixed assets, intangible assets and other long-term assets		18,967,605	6,577,242	14,731,480	5,409,222
Other cash received relating to investing activities		19,716,723	7,171,518	-	—

Sub-total of cash inflows of
investing activities		38,684,328	140,401,260	646,635,102	345,316,037

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(9,350,536,591)	(10,380,744,441)	(3,855,696,174)	(4,425,380,610)

Cash paid for investments	(2,266,524,400)	(1,020,000)	(4,537,732,375)	(5,895,093,533)

Sub-total of cash outflows
of investing activities	(11,617,060,991)	(10,381,764,441)	(8,393,428,549)	(10,320,474,143)

Net cash flows used in investing activities	(11,578,376,663)	(10,241,363,181)	(7,746,793,447)	(9,975,158,106)

		For the six months ended 30 June
		2010	2009	2010	2009
Items	Note	Consolidated	Consolidated	The Company	The Company
			(Restated)

3. Cash flows generated from financing activities
Cash received from investments		109,340,000	170,000,000	-	—
Including: cash received from
minority shareholders of
subsidiaries		109,340,000	170,000,000	-	—
Cash received from borrowings		41,024,717,430	25,600,794,500	32,930,000,000	15,885,000,000
Cash received from issuing long-term bonds and short-term bonds		4,979,850,000	8,919,850,000	4,979,850,000	8,919,850,000
Other cash received relating to financing activities		940,000	314,258,600	940,000	288,364,600

Sub-total of cash inflows of
financing activities		46,114,847,430	35,004,903,100	37,910,790,000	25,093,214,600

Repayments of borrowings		(39,858,412,720)	(28,042,907,693)	(32,745,172,957)	(16,833,423,010)
Repayment for dividends, profit appropriation or interest expense payments		(3,074,468,415)	(3,218,281,540)	(1,973,820,886)	(1,735,623,546)
Including: dividends paid to
minority shareholders
of subsidiaries		(106,711,239)	(65,979,700)	-	—
Other cash paid relating to financing activities		(52,141,668)	(18,947,880)	(33,085,716)	(12,772,192)

Sub-total of cash outflows
of financing activities		(42,985,022,803)	(31,280,137,113)	(34,752,079,559)	(18,581,818,748)

Net cash flows generated from financing activities		3,129,824,627	3,724,765,987	3,158,710,441	6,511,395,852

4. Effect of foreign exchange rate changes on cash		(13,118,823)	10,675,848	1,093,846	6,762,959

5. Net increase/(decrease) in cash		577,293,423	603,154,128	(362,997,195)	281,710,572
Add: Cash at beginning of the period		5,226,981,648	6,029,251,473	1,276,282,336	1,525,591,653

6. Cash at end of the period	5(43)	5,804,275,071	6,632,405,601	913,285,141	1,807,302,225

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Consolidated Statements of Changes in Equity (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

		Attributable to shareholders of the Company						Minority interests	Total shareholders’ equity

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Currency translation difference

Balance as at 31 December 2008		12,055,383,440	8,669,423,555	—	6,142,345,063	9,913,855,780	(534,432,581)	5,326,223,183	41,572,798,440
Business combination under common control		—	1,635,360,574	—	—	145,792,508	—	1,979,503,777	3,760,656,859

Balance as at 1 January 2009, restated		12,055,383,440	10,304,784,129	—	6,142,345,063	10,059,648,288	(534,432,581)	7,305,726,960	45,333,455,299

Changes for the six months ended 30 June 2009
Net profit		—	—	—	—	1,972,541,791	—	7,420,114	1,979,961,905
Other comprehensive income	5 (41)	—	1,440,966,238	—	—	—	(22,269,237)	(151,381)	1,418,545,620
Capital injection by shareholders		—	—	—	—	—	—	170,000,000	170,000,000
Acquisition of subsidiaries		—	—	—	—	—	—	27,615,152	27,615,152
Profit appropriation
Dividends payable to shareholders	5 (31)	—	—	—	—	(1,205,633,044)	—	(65,979,700)	(1,271,612,744)
Dividends payable before common control become effective		—	—	—	—	(96,883,000)	—	(139,417,000)	(236,300,000)

Balance as at 30 June 2009, restated		12,055,383,440	11,745,750,367	—	6,142,345,063	10,729,674,035	(556,701,818)	7,305,214,145	47,421,665,232

		Attributable to shareholders of the Company						Minority interests	Total shareholders’ equity

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Currency translation difference

Balance as at 1 January 2010		12,055,383,440	9,349,129,414	—	6,142,345,063	13,830,728,702	(362,067,301)	7,701,362,205	48,716,881,523

Changes for the six months ended 30 June 2010
Net profit		—	—	—	—	2,025,963,723	—	101,692,668	2,127,656,391
Other comprehensive loss	5(41)	—	(564,490,972)	—	—	—	(37,561,156)	(243,307)	(602,295,435)
Capital injection by shareholders		—	—	—	—	—	—	109,340,000	109,340,000
Acquisition of subsidiaries		—	—	—	—	—	—	—	—
Profit appropriation
Transfer to surplus reserves	5(30)	—	—	—	508,099,656	(508,099,656)	—	—	—

Dividends payable to shareholders	5(31)	—	—	—	—	(2,528,049,674)	—	(208,819,310)	(2,736,868,984)
Special reserves		—	—	15,328,472	—	—	—	—	15,328,472

Balance as at 30 June 2010		12,055,383,440	8,784,638,442	15,328,472	6,650,444,719	12,820,543,095	(399,628,457)	7,703,332,256	47,630,041,967

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Statements of Changes in Equity (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

Items	Note	Share capital	Capital surplus	Special reserves	Surplus reserves	Undistributed profits	Total shareholders’ equity

Balance as at 1 January 2009		12,055,383,440	7,244,448,142	—	6,142,345,063	12,281,250,072	37,723,426,717

Changes for the six months ended 30 June 2009
Net profit		—	—	—	—	1,770,812,976	1,770,812,976
Other comprehensive income		—	834,430,567	—	—	—	834,430,567
Profit appropriation
Dividends payables to shareholders		—	—	—	—	(1,205,633,044)	(1,205,633,044)

Balance as at 30 June 2009		12,055,383,440	8,078,878,709	—	6,142,345,063	12,846,430,004	39,123,037,216

Balance as at 1 January 2010		12,055,383,440	7,376,680,693	—	6,142,345,063	14,894,759,064	40,469,168,260

Changes for the six months ended 30 June 2010
Net profit		—	—	—	—	1,479,123,629	1,479,123,629
Other comprehensive loss		—	(297,372,960)	—	—	—	(297,372,960)
Profit appropriation
Transfer to surplus reserves		—	—	—	508,099,656	(508,099,656)	—
Dividends payables to shareholders		—	—	—	—	(2,528,049,674)	(2,528,049,674)
Special reserves		—	—	15,328,472	—	—	15,328,472

Balance as at 30 June 2010		12,055,383,440	7,079,307,733	15,328,472	6,650,444,719	13,337,733,363	39,138,197,727

The accompanying notes form an integral part of these financial statements.

	Person in charge of	Person in charge of
Legal representative:	accounting function:	accounting department:
Cao Peixi	Zhou Hui	Huang Lixin

Notes to the Financial Statements (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	COMPANY PROFILE

Huaneng Power International, Inc. (hereinafter referred to as the "Company") was incorporated in the People’s Republic of China (the "PRC") as a Sino-foreign joint stock company on 30 June 1994. The place of registration of the Company is West Wing, Building C, Tianyin Mansion, 2C Fuxingmennan Street, Xicheng District, Beijing, PRC.

The Company and most of its subsidiaries are principally engaged in the generation and sale of electric power to the respective regional or provincial grid companies.

The Company’s Overseas Listed Foreign Shares were listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 6 October 1994 and 4 March 1998, respectively. The Company has listed its A share on the Shanghai Stock Exchange on 6 December 2001.

The Company’s ultimate parent company is China Huaneng Group ("Huaneng Group"). Huaneng Group is a state-owned enterprise registered in the PRC, please refer to Note 7(1) for details.

These financial statements were approved by the board of directors of the Company on 10 August 2010.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

(1)	Basis of preparation

The Company and its subsidiaries prepare financial statements in accordance with the basic Standard and the 38 specific accounting standards of the "Accounting Standards for Business Enterprises" issued by Ministry of Finance on 15 February 2006, and the Application Guidance for the Accounting Standards for Business Enterprises, Interpretation of the Accounting Standards for Business Enterprises and other related regulations (hereinafter collectively referred to as the "Accounting Standards for Business Enterprises").

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The consolidated and Company’s financial statements for the six months ended 30 June 2010 are prepared in accordance with the Accounting Standards for Business Enterprises, and present truly and completely the financial position as at 30 June 2010 and their financial performance and cash flows and other related information for the six months ended 30 June 2010 of the Company and its subsidiaries as well as the Company alone.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(3)	Accounting year

The accounting year of the Company and its subsidiaries starts on 1 January and ends on 31 December.

(4)	Reporting currency

The reporting currency of the Company and its domestic subsidiaries is Renminbi ("RMB"), and the reporting currency for the oversea subsidiaries is the currency of the country in which they operate.

(5)	Foreign currency translation

(a)	Foreign currency transaction

Foreign currency transactions are translated into the reporting currency using the spot exchange rate of the transaction dates. On balance sheet date, foreign currency monetary items are translated into reporting currency at the spot exchange rate of balance sheet date. Exchange differences are directly expensed in the profit and loss of current period unless it arises from foreign currency loans borrowed for the purchase or construction of qualifying assets which is eligible for capitalization and qualifying cash flow hedges which is deferred in equity.

(b)	Foreign currency translation of financial statements

Asset and liability items in each balance sheet of foreign operations are translated at the spot exchange rates of balance sheet date; equity items excluding retained earnings are translated at the spot exchange rates of the date of the transactions. Income and expense items in the income statements of the foreign operations are translated at average exchange rates approximating the rate of the transaction dates. All resulting translation differences above are recognized as a separate component of equity.

The cash flows of overseas business are translated at average exchange rates approximating the rates of the dates when cash flows incurred. The impact of the foreign currency translation on the cash and cash equivalents is presented in the cash flow statement separately.

When a foreign operation is partially disposed of or sold, translation differences that were recorded in equity are recognized in the income statements as part of the disposal gain or loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(6)	Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits held at call with banks, short-term (3 months or less), highly-liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

(7)	Financial assets

Financial assets are classified as the following categories at initial recognition: at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity investments. The classification depends on the intention and ability of the Company and its subsidiaries to hold the financial assets. In the current reporting period, the financial assets held by the Company and its subsidiaries are classified as the following categories: at fair value through profit or loss, loans and receivables and available-for-sale.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading including held-for-trading financial assets and financial assets designated upon initial recognition as at fair value through profit or loss. Except for designated hedging instruments, derivative financial instruments are classified as held-for-trading.

(b)	Loans and receivables

Loans and receivables refer to the non-derivative financial assets with fixed or determinable amount for which there is no quotation in the active market. Except for maturities greater than 12 months after the balance sheet dates which are categorized as non-current assets, they are included in current assets. Loans and receivables include notes receivable, accounts receivable, interest receivable, dividends receivable, other receivables, other current assets and other non-current assets etc.

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated in this category.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(d)	Recognition and measurement

Financial assets are recognized initially at fair value when the Company and its subsidiaries become a party to the contractual provisions of a financial instrument. Transaction costs relating to financial assets at fair value through profit or loss are directly recorded in income statements as incurred. Transaction costs for other financial assets are included in the carrying amount of assets at initial recognition.

Financial assets at fair value through profit or loss and available-for-sale are subsequently measured at fair value.

Changes in the fair value of financial assets at fair value through profit or loss are recorded in the income statements in the current period as gain or loss from changes in fair value. Interest or cash dividends received in the duration of such assets and gain or loss on disposal of such assets are recorded in the income statements in the current period. The subsequent changes in the fair value of derivative financial instruments are recorded in gain or loss from changes in fair value, except for the gain or loss arising from the effective portion of qualified hedging instruments of cash flow hedges being deferred in equity (refer to Note 2(7)(e)).

Except for impairment loss and translation differences on monetary financial assets, changes in the fair value of available-for-sale financial assets are recognized in equity. When these financial assets are derecognized, the accumulated fair value adjustments recognized in equity are included in the income statements or initial recognized cost of non-financial assets as investment income. Dividends on available-for-sale equity instruments are recorded in investment income when the right of the Company and its subsidiaries to receive payments is established.

Loans and receivables are measured at amortized cost using the effective interest method.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(e)	Cash flow hedge

Cash flow hedge represents a hedge against the exposure to variability in cash flows where such cash flow is originated from a particular risk associated with a highly probable forecast transaction and could affect the income statements.

The hedged items of cash flow hedge are the designated items with respect to the risks associated with future cash flow changes in the Company and its subsidiaries. Hedging instruments are designated derivatives with cash flows are expected to offset the cash flows of a hedged item.

The fair value of a hedged item is classified as a non-current asset or liability when the remaining maturity of the hedge item is more than 12 months.

The Company and its subsidiaries document their assessments, both at the inception of hedging and on an ongoing basis, of whether the derivatives used in hedging transactions are highly effective in offsetting the changes in cash flows of the hedged items. The Company and its subsidiaries apply ratio analysis method to evaluate the prospective effectiveness of cash flow hedge.

Changes in the fair value of the effective portion of derivatives that are designated and qualified as cash flow hedges are recognized as a separate component in equity. The gain or loss relating to the ineffective portion is recognized immediately in the income statements.

Amounts accumulated in equity are recycled to the income statements in the periods when the hedged item affects profit or loss. When the hedged forecast transaction results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset. When the Company and its subsidiaries expect all or a portion of net loss previously recognized in equity will not be recovered in future accounting periods, the irrecoverable portion will be charged to the income statements.

When a hedging instrument expires or is sold, terminated, exercised, or when a hedge no longer meets the criteria for hedge accounting, the Company and its subsidiaries will stop hedge accounting. Any cumulative gain or loss previously recorded in equity remains in equity and is recycled to the income statements or initial measurement of the cost of non-financial assets when the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was previously recorded in equity is transferred to the income statements immediately.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(7)	Financial assets (Cont’d)

(f)	Impairment of financial assets

Except for financial assets at fair value through profit or loss, the Company and its subsidiaries assess the book value of financial assets at balance sheet date. Provision for impairment is made when there is objective evidence indicating that a financial asset is impaired.

When there is a significant or prolonged decline in the fair value of available-for-sale financial assets, accumulated loss in fair value that previously recorded in shareholders’ equity should be recorded as impairment loss. Impairment loss on available-for-sale equity investments is reversed through equity when the fair value subsequently increases as a result of changes in circumstances occurring after the impairment loss was originally recognized.

When financial assets carried at amortized cost are impaired, the carrying amount of the financial assets is reduced to present value of estimated future cash flows (excluding future credit losses that have not been incurred). The impairment amount is recognized as assets impairment loss in the current period. If there is objective evidence that the value of the financial assets is recovered as a result of changes in circumstances occurring after the impairment loss was originally recognized, the originally recognized impairment loss is reversed through the income statements.

(g)	Derecognition of financial assets

Financial assets are derecognized when: (a) the rights to receive cash flows from the financial assets have expired; or (b) all risks and rewards relating to the ownership of the financial assets have been transferred; or (c) the Company and its subsidiaries have neither transferred nor retained all risks and rewards relating to the ownership but gave up control on the financial assets.

The difference between book value and consideration value with accumulated changes in fair value recorded in equity is recognized in the income statements in the current period.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(8)	Receivables

Receivables including accounts receivable, notes receivable and other receivables, etc. are recognized initially at fair value.

When there is objective evidence that the Company and its subsidiaries will not be able to collect all amounts due according to the original terms of the receivables, impairment test is performed on individual account and related provision for doubtful accounts is made based on the shortfall between carrying amounts and respective present value of estimated future cash flow. The carrying amounts of the receivables are reduced through the use of allowance accounts, and the amount of the provision is recognized in the income statements as asset impairment loss. When a receivable is uncollectible, it is written off against the allowance account for receivable. Subsequent recoveries of amounts previously written off are recognized in the income statements as credit against assets impairment loss.

(9)	Inventories

Inventories include fuel, materials for repairs and maintenance and spare parts, etc. and are stated at lower of cost and net realizable values.

Inventories are initially recorded at cost and are charged to fuel costs or repairs and maintenance according to the actual situation respectively when used, or capitalized to fixed assets when installed, as appropriate, using weighted average cost basis. Cost of inventories mainly includes costs of purchase and transportation costs.

When the forecast transaction that is hedged results in the recognition of the inventory, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the inventory.

Provision for inventory obsolescence is determined by the excess of cost over its net realizable value on an item-by-item basis. For inventories that are voluminous and at relatively low unit price, provision is determined based on individual categories. Net realizable values are determined based on the estimated selling price less estimated conversion costs during power generation, estimated selling expenses and related taxes in the ordinary course of business.

The Company and its subsidiaries apply perpetual inventory system.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments

Long-term equity investments include equity investments in subsidiaries, associates and long-term equity investments in entities where i) the Company and its subsidiaries have no control, joint control or significant influence, ii) there is no quoted price in an active market and, iii) the fair value of such investments cannot be reliably measured.

(a)	Subsidiaries

Subsidiaries are investees over which the Company have the power to exercises control, i.e. the power to govern the financial and operating policies to obtain benefits from the operating activities of the investees. When determining whether the Company exercises control over an investee, the impact from potential voting rights of the investee, such as currently convertible bonds and exercisable warrants, etc. is taken into account. The investments in subsidiaries are accounted for using cost method in the financial statements. They are adjusted in accordance with equity method when preparing the consolidated financial statements.

If the Company purchases further interests of its subsidiaries from the minority shareholders, the consideration paid is compared with the relative newly-acquired proportionate share of net assets of the subsidiary carried based on the fair value exercise on the acquisition date. Any excess or shortfall is recorded in shareholders’ equity. The gain or loss on disposals or deemed disposals of a portion of equity interests in subsidiaries to minority shareholders is recorded in shareholders’ equity.

(b)	Associates

Associates are investees over which the Company and its subsidiaries, in substance, have significant influence on the financial and operation decisions. Significant influence refers to the right of participation in investee’s financial and operating policies without necessarily having full control or joint control over these policies with other parties. It applies equity method to investment to associates.

(c)	Other long-term equity investments

Other long-term equity investments are accounted for using cost method where i) the Company and its subsidiaries have no control, joint control, or significant influence, ii) there is no quoted price in an active market, and iii) the fair value of the investments cannot be reliably measured.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments (Cont’d)

(d)	Recognition and measurement

Long-term equity investments accounted for using cost method are measured at initial investment cost. Cash dividends or income appropriation declared by the investees are recognized as investment income in the current period.

The excess of initial investment cost of long-term equity investments measured using equity method of accounting over the proportionate share of fair value of net identifiable assets of the investee acquired is recognized as long-term equity investment cost at initial investment cost. Any shortfall of the initial investment cost to the proportionate share of the fair value of identifiable net assets of investee acquired is recognized in current period profit and loss, the cost of long-term investment is adjusted accordingly.

When applying equity method, the Company and its subsidiaries adjust net profit or loss of the investees, including the fair value adjustments on the net identifiable assets of the associates and the adjustments to align with the accounting policies of the Company and different periods. Current period investment income is then recognized based on the proportionate share of the Company and its subsidiaries in the investees’ net profit or loss. Net losses of investees are recognized to the extent of book value of long-term equity investments and any other constituting long-term equity investments in investees in substance. The Company and its subsidiaries will continue to recognize investment losses and measure them as provision if they bear additional obligations which meet the recognition criteria under the provision standard. The Company and its subsidiaries adjust the carrying amount of the investment and directly recognize into capital surplus based on their proportionate share on other shareholders’ equity movements of the investees other than net profit or loss, given there is no change in shareholding ratio. When the investees appropriate profit or declare dividends, the book value of long-term equity investments are reduced correspondingly by the proportionate share of the distribution. Unrealized profit or loss from transactions between the Company and its subsidiaries and the associates is eliminated to the extent of interest of the Company and its subsidiaries in the associates. Loss from transactions between the Company and its subsidiaries and the associates is not eliminated when there is evidence for asset impairment.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(10)	Long-term equity investments (Cont’d)

(e)	Long-term equity investments impairment

When the recoverable amounts of investments in subsidiaries or associates are less than its book value, the carrying amounts are reduced to recoverable amounts. Please refer to Note 2(15) for details.

For other long-term equity investments, impairment loss is recognized in the income statements based on the shortfall between carrying amounts and the present value of such investments (deriving from discounting of future cash flow of similar investments at current market return rate).

(11)	Fixed assets and depreciation

Fixed assets consist of ports facilities, buildings, electric utility plant in service, transportation facilities and others. Fixed assets acquired or constructed are initially recognized at cost. Fixed assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Subsequent costs about fixed assets are included in the asset’s carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and its subsidiaries and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. Other subsequent expenditures are all charged in the current period profit or loss when they are incurred.

Depreciation of fixed assets is provided based on book value less estimated residual value over estimated useful life using straight-line method. For those impaired fixed assets, depreciation is provided based on book value after deducting impairment provision over estimated useful life.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(11)	Fixed assets and depreciation (Cont’d)

The estimated useful lives, residual value rates and annual depreciation rates of the fixed assets are as follows:

	Estimated useful lives	Estimated residual value rate	Annual depreciation rate

Ports Facilities	20-40 years	5%	2.38%-4.75%
Buildings	8-35 years	0%-11%	2.71%-11.88%
Electric utility plant in service	5-35 years	0%-11%	2.71%-20.00%
Transportation facilities	6-14 years	0%-11%	6.79%-16.67%
Others	3-18 years	0%-11%	5.56%-33.33%

At the end of each year, the Company and its subsidiaries review the estimated useful life, estimated residual value and the depreciation method of the fixed assets for adjustment when necessary.

Fixed assets is derecognized when they are disposed of, or expected that cannot bring economic benefit through use or disposal. The amount of disposal income arising from sale, transfer, disposal or write-off of fixed assets less book value and related tax expenses is recorded in the income statements.

The carrying amount of fixed assets is written down immediately to its recoverable amount when its carrying amount is greater than its recoverable amount. Please refer to Note 2(15).

(12)	Construction-in-progress

Construction-in-progress is recorded at cost. Cost comprises construction expenditures, installation expenditures, and other expenditures necessary for the purpose of preparing the assets for their intended use and those borrowing costs arising from borrowings for the purpose of preparing the assets for their intended use and eligible for capitalization. Construction-in-progress is transferred to the fixed assets when the assets are ready for their intended use, and depreciation begins from the following month.

When the recoverable amount of construction-in-progress becomes lower than its carrying amount, construction-in-progress is impaired to its recoverable amount. Please refer to Note 2(15).

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(13)	Intangible assets and amortization

Intangible assets, which include land use right and power generation licence, are initially recognized at cost. The Company’s intangible assets obtained during the Reorganization were initially recorded at their appraisal value approved by relevant stated-owned assets administration authorities.

Intangible assets with definite useful lives are amortized using the straight-line method over their useful lives. The expected useful lives and amortization method applied to intangible assets with definite useful lives are reviewed at each financial year-end and adjusted when necessary.

Intangible assets with indefinite useful lives are not amortized. The useful lives of intangible assets with indefinite useful lives are reviewed by the Company and its subsidiaries in every accounting period.

When the recoverable amount of intangible assets becomes lower than their carrying amount, the intangible assets are impaired to their recoverable amount. Please refer to Note 2(15).

(14)	Goodwill

Goodwill is the cost of business combination not under common control over the proportionate share of the fair value of the net identifiable assets on the acquisition date. Goodwill arising from business combinations is presented separately on consolidated financial statements.

Separately presented goodwill in consolidated financial statements is tested for impairment at least annually. When performing impairment test, the carrying amount of goodwill is allocated to assets group or group of assets groups that are expected to benefit from the synergies arising from the business combination. The Company and its subsidiaries allocate goodwill to assets group or group of assets groups primarily based on region where they operate. Please refer to Note 2(15) for the accounting policy of impairment of assets group or group of assets groups. Goodwill is presented at cost less accumulated impairment loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(15)	Long-term assets impairment

Separately presented goodwill in consolidated financial statements and intangible assets with indefinite useful lives are tested for impairment at least annually regardless of whether there are indications of impairment. Fixed assets, construction-in-progress, intangible assets with definite useful lives and long-term equity are tested for impairment when there is any impairment indication on balance sheet date. If impairment test result shows that the recoverable amount of asset is less than its book value, that difference is recognized as impairment provision. Recoverable amount is the higher of fair value less cost to sell of the asset and present value of its expected future cash flows. Asset impairment is calculated and recognized on individual asset basis. If it is difficult to estimate recoverable amount for the individual assets, the recoverable amount is determined based on the recoverable amount of the assets group to which asset belongs. An asset group is the smallest group of assets that independently generates cash flows.

The long-term assets impairment referred above cannot be reversed after recognition even if the amount is recovered subsequently.

(16)	Financial liabilities

Financial liabilities are classified as financial liabilities at fair value through profit or loss and other financial liabilities at initial recognition. The Company and its subsidiaries’ financial liabilities are mainly held-for-trading financial liabilities, payables and loans, etc.

Payables including accounts payable, notes payable and other payables, etc. are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method. Payables due within one year (including one year) are classified as current liabilities and the remaining classified as non-current liabilities.

Loans are initially recognized at fair value less transaction expense and subsequently measured at amortized cost using the effective interest method. Loans are classified as current liabilities unless the Company and its subsidiaries have an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

The corporate bonds are initially recorded as liabilities at fair value less transaction cost and subsequently measured at amortized cost using the effective interest method over the terms of the bonds.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(17)	Borrowing costs

The borrowing costs incurred which are directly attributable to the acquisition or construction of assets where the acquisition and construction take a substantial period of time to get ready for the intended use, are capitalized and recorded in the costs of the assets when the capital expenditure and borrowing costs are incurred and the necessary acquisition or construction activities to prepare the asset for its intended use begin. The capitalization of the borrowing costs is ceased when the asset under acquisition or construction is ready for the intended use, and the borrowing costs incurred afterward are expensed off. If the acquisition or construction of an asset is interrupted abnormally for more than 3 months, the capitalization of the borrowing costs is suspended till such activities resume. For specific borrowings for the acquisition or construction of an asset eligible for capitalization, the capitalized amount of interests is determined based on the interest expense incurred after deducting any interest income earned from the deposits or investment income from the temporary investment funded by the unused borrowing balance. For general borrowings used for acquisition or construction of an asset eligible for capitalization, the capitalized interest is determined by multiplying the weighted average excess of accumulated capital expenditure over specific borrowings by the capitalization rate of such general borrowings. The capitalization rate is determined according to the weighted average interest rate of the general borrowings.

Other borrowing costs are expensed in the current period.

(18)	Employee benefits

Employee benefits include all expenditures relating to the employees for their services.

The Company and its subsidiaries recognize employee benefits as liabilities during the accounting period when employees render services and allocates to related cost of assets and expenses based on different beneficiaries.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(19)	Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized based on the differences between tax bases of assets and liabilities and respective book value (temporary differences). For deductible tax losses or tax credit that can be brought forward in accordance with tax law requirements for deduction of taxable income in subsequent years, it is considered as temporary differences and related deferred income tax assets are recognized. No deferred income tax liability is recognized for temporary difference arising from initial recognition of goodwill. For those temporary differences arising from initial recognition of an asset or liability in a non-business combination transaction that affects neither accounting profit nor taxable profit (or deductible loss) at the time of the transaction, no deferred income tax asset and liability is recognized.

The Company and its subsidiaries recognize deferred income tax assets to the extent that it is probable that taxable profit will be available to offset the deductible temporary difference, deductible tax loss and tax credit.

On the balance sheet date, deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or liability is settled.

Deferred income tax assets and deferred income tax liabilities are offset when meeting all the conditions below:

(a)	The Company and its subsidiaries have the legal enforceable right to settle current income tax assets and current income tax liabilities;

(b)	Deferred income tax assets and deferred income tax liabilities are related to the income tax levied by the same tax authority of the Company and its subsidiaries.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(20)	Revenue recognition

Revenue is recognized based on the following methods:

The amount of revenue was determined by the fair value of the amount received or receivable according to contract or agreement, when sales of goods and rendering of services occur during the operating activities of the Company and its subsidiaries. Revenue and income are recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and its subsidiaries, the amount of the revenue and income can be measured reliably and meet particular conditions of revenue recognition of following business activities.

(a)	Product sales revenue

Product sales revenue mainly refers to amounts earned from electricity sales (net of related taxes). The Company and its subsidiaries recognize revenue when electricity is sold to consumers.

(b)	Service revenue

Service revenue refers to amounts received from service of port loading and conveying. The Company and its subsidiaries recognize revenue when the relevant service was provided.

(c)	Other income

Interest income from deposits is recognized on a time proportion basis using effective yield method.

Rental income under operating leases is recognized on a straight-line basis over the relevant lease term.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(21)	Leases

Leases where all the risks and rewards incidental to ownership of the assets are in substance transferred to the lessees are classified as finance leases. All other leases are operating leases.

(a)	Operating lease (Lessee)

Operating lease expenses are capitalized or expensed on a straight-line basis over the lease term.

(b)	Finance lease (Lessor)

The Company and its subsidiaries recognize the aggregate of the minimum lease receipts and the initial direct costs on the lease inception date as the receivable. The difference between the aggregate of the minimum lease receipts and the initial direct costs and their respective present values shall be recognized as unrealized finance income. The Company and its subsidiaries adopt the effective interest method to allocate such unrealized finance income over the lease term. On balance sheet date, the Company and its subsidiaries present the net amount of finance lease receivable after deducting any unrealized finance income in other non-current assets and current portion of non-current assets respectively.

Please refer to Note 2(7)(f) for impairment test of the finance lease receivable.

(22)	Government grants

Government grants are recognized when the Company and its subsidiaries fulfill the conditions attaching to them and are able to receive them. When government grants are in form of monetary assets, they are measured at the amount received or receivable.

Asset-related government grant is recognized as deferred income and is amortized evenly in income statements over the useful lives of related assets.

Income-related government grant that is used to compensate subsequent related expenses or losses of the Company and its subsidiaries are recognized as deferred income and recorded in the income statements when related expenses or losses incurred. When the grant is used to compensate expenses or losses that were already incurred, they are directly recognized in current period profit and loss.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(23)	Dividends appropriation

Cash dividend is recognized as a liability in the period when the proposed dividend is approved by the general meeting of shareholders.

(24)	Business combinations

Business combinations under common control refers to combinations where the combining entities are controlled by the same party or parties before and after the combination and that control is not transitory; business combinations not under common control refers to combinations where the combining entities are not controlled by the same party or parties before and after the combination.

(a)	Business combinations under common control

The acquirer measures both the consideration paid and net assets obtained at their carrying amounts. The difference between the carrying amounts of the net assets obtained and the carrying amount of the consideration paid is recorded in capital surplus (share premium), with any excess over capital surplus (share premium) being adjusted against undistributed profits. Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds to effect the business combination are recorded in the initial measurement of the equity instruments and bonds respectively.

(b)	Business combinations not under common control

The cost of a combination is measured as the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Any direct transaction cost attributable to the business combination is recorded in the income statements in the current period. However, the handling fees, commissions and other expenses incurred for the issuance of equity instruments or bonds to effect the business combination are recorded in the initial measurement of the equity instruments and bonds respectively. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the combination date. The excess of the combination cost over the fair value of the Company and its subsidiaries’ share in the identifiable net assets acquired is recorded as goodwill. If the combination cost is less than the fair value of the net assets of the subsidiary acquired, it is recognized in the income statements.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(25)	Preparation of consolidated financial statements

The scope of consolidated financial statements includes the Company and its subsidiaries.

Subsidiaries are consolidated from the date when control is transferred to the Company. They are de-consolidated from the date when control ceases. All the significant intra-group balances, transactions and unrealized profit or loss are eliminated in the preparation of the consolidated financial statements. The portion of the shareholders’ equity and net profit or loss of the subsidiaries, which is not attributable to the parent company, is separately presented as minority interests and minority profit and loss in the shareholders’ equity and net profit in the consolidated financial statements.

When there is any inconsistency on the accounting policies or financial period adopted between subsidiaries and the Company, the financial statements of subsidiaries are adjusted according to the accounting policies or financial period adopted by the Company.

For subsidiaries acquired under business combinations not under common control, when preparing consolidated financial statements, adjustments are made on the financial statements of subsidiaries based on the fair value of the net identifiable assets acquired on the acquisition date. For subsidiaries acquired under business combinations of common control, when preparing consolidated financial statements, the consolidated financial statements include the assets, liabilities, operating results and cash flows of such subsidiaries from the earliest period presented as if the business combinations had occurred at the beginning of the earliest comparative period presented and the net profit of the acquiree realized before combination date is separately disclosed in the consolidated income statements.

(26)	Segment Information

The Company and its subsidiaries determine the operation segment based on the internal organization structure, management requirement and internal reporting system and thereafter determine the reporting segment and present the segment information.

The operation segment is a component in the company and its subsidiaries that meets all the conditions below: (a) the component earns revenue and incurs expense during the daily operation activities; (b) the management of the company and its subsidiaries can regularly review the component’s operation results in order to make decision on allocating resources and assessing performance; (c) the component’s financial performance, operating results, cash flow and other related information are available. When the two or more operation segments have similar economical characteristic and meet certain conditions, the Company and its subsidiaries will combine them as one operation segment.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(27)	Determination of the fair value of financial instruments

When an active market exists for a financial instruments, fair value is determined based on quoted prices in the active market. When no such an active market exists, fair value is determined by using valuation techniques. Valuation techniques include making reference to the prices used by knowledgeable and willing parties in a recent transaction, the current fair value of other financial assets that are same in substance, discounted cash flow method and option pricing model, etc. When applying valuation techniques, the Company and its subsidiaries use market parameters, rather than specific parameters of the Company and its subsidiaries, to the fullest extent possible.

(28)	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Company and its subsidiaries make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below:

(a)	Accounting estimates on impairment of goodwill and power generation licence

The Company and its subsidiaries perform test annually whether goodwill and power generation licence have suffered any impairment, in accordance with the accounting policy stated in Note 2(14) and 2(13).The recoverable amounts of assets group or group of assets groups are the present value of future cashflow. These calculations require the use of estimates. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of goodwill and power generation licence.

(b)	Useful life of power generation licence

As at the period end, management of the Company and its subsidiaries considered the estimated useful lives for its power generation licence as indefinite. This estimate is based on the expected renewal of power generation licence without significant restriction and cost, together with the consideration on related future cash flows generated and the expectation of management in continuous operations. Based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a change on carrying amount of power generation licence.

2.	PRINCIPAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES (CONT’D)

(28)	Critical accounting estimates and judgments (Cont’d)

(c)	Useful lives of fixed assets

Management of the Company decided the estimated useful lives of fixed assets and respective depreciation. The accounting estimate is based on the expected wears and tears incurred during power generation. Wears and tears can be significantly different following renovation each time. When the useful lives differ from the original estimated useful lives, management will adjust the estimated useful lives accordingly. It is possible that the estimates made based on existing experience are different to the actual outcomes within the next financial period and could cause a material adjustment to the carrying amount of fixed assets as well as the depreciation expense.

(d)	Estimated impairment of fixed assets

The Company and its subsidiaries test whether fixed assets suffered any impairment whenever any impairment indication exists. In accordance with Note 2(15), an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount. It is reasonably possible, based on existing knowledge, that outcomes within the next financial period that are different from assumptions could require a material adjustment to the carrying amount of fixed assets.

(e)	Restraint in construction of new power plants

The receiving of the ultimate approval from National Development and Reform Commission ("NDRC") on certain power plant construction projects of the Company and its subsidiaries is a critical estimate and judgment of the management of the Company. Such estimate and judgment are based on initial approval documents received as well as their understanding of the projects. Based on historical experience, the management believes that the Company and its subsidiaries will receive final approval from NDRC on the related power plant projects. Deviation from the estimate and judgment could result in significant adjustment to the carrying amount of property, plant and equipment, construction-in-progress and construction materials.

3.	TAXATION

(1)	Value Added Tax (“VAT”)

The domestic power and heat sales of the Company and its subsidiaries are subject to VAT. VAT payable is determined by applying 17% on the taxable revenue after offsetting deductible input VAT of the period.

(2)	Business Tax (“BT”)

The port service of the Company and its subsidiaries are subject to BT, with applicable tax rate of 3%.

(3)	Goods and Service Tax (“GST”)

The overseas power sales of the Company and its subsidiaries are subject to GST of the country where they operate, with applicable tax rate of 7%.

(4)	Income tax

In accordance with relevant provisions of the Income tax law, since 1 January 2008, branches and subsidiaries of the Company which used to enjoy preferential tax rates or holidays will transit to 25% gradually in the next five years from 1 January 2008 onwards. The subsidiaries with applicable tax rate of 33% apply tax rate of 25% from 1 January 2008 onwards. In accordance with Guo Fa [2007]39, since 1 January 2008, the enterprises which used to enjoy tax holidays such as two-years’ tax exemption and three-years’ 50% tax rate reduction continues to follow the original tax laws, administrative regulations and relevant circulars until respective expiration date. However, for those whose tax holiday has not commenced due to tax-losses, the tax holiday is deemed to begin from 2008 onwards.

Oversea subsidiaries of the Company apply income tax rate of 17%.

In accordance with Guo Shui Han [2009]33, effective from 1 January 2008, the Company calculate and file income tax centrally at company level according to relevant tax laws and regulations. The original regulations specifying locations for power plants and branches of the Company to make enterprise income tax payments was abolished.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS

(1)	Subsidiaries

(a)	Subsidiaries acquired through establishment or other ways

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Power International Fuel Limited Liability Company ("Fuel Company")	Direct holding	Beijing	RMB200,000,000	Wholesale of coal	100%	100%	Yes
Huaneng Shanghai Shidongkou Power Generation Limited Liability Company ("Shidongkou Power Company")	Direct holding	Shanghai	RMB990,000,000	Power generation	50%	50%	Yes*
Huaneng Nantong Power Generation Limited Liability Company ("Nantong Power Company")	Direct holding	Nantong, Jiangsu Province	RMB1,560,000,000	Power generation	70%	70%	Yes
Huaneng Yingkou Port Limited Liability Company ("Yingkou Port")	Direct holding	Yingkou Liaoning Province	RMB720,235,000	Loading and conveying service	50%	50%	Yes*
Huaneng Yingkou Power Generation Limited Liability Company ("Yingkou Cogeneration")	Direct holding	Yingkou Liaoning Province	RMB830,000,000	Production and sales of electricity and heat	100%	100%	Yes

Huaneng Hunan Xiangqi Hydropower Co., Ltd. ("Xiangqi Hydropower")	Direct holding	Qiyang county, Hunan Province	RMB100,000,000	Construction, operation and management of hydropower and related projects	100%	100%	Yes
Zhuozhou Liyuan Cogeneration Co., Ltd. ("Zhuozhou Liyuan")	Direct holding	Zhuozhou, Hebei Province	RMB5,000,000	Construction, operation and management of cogeneration power plants and related projects	100%	100%	Yes
Huaneng Zuoquan Coal-fired Power Generatoin Limited Liability Company ("Zuoquan Coal-fired Power Company")	Direct holding	Jinzhong, Shanxi Province	RMB960,000,000	Preparation of power plant construction and related operation service	80%	80%	Yes
Huaneng Kangbao Wind Power Utilization Limited Liability Company ("Kangbao Wind Power")	Direct holding	Kangbao county, Hebei Province	RMB5,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes
Huaneng Jiuquan Wind Power Generation Co., Ltd ("Jiuquan Wind power")	Direct holding	Jiuquan, Gansu Province	RMB1,667,000,000	Construction, operation and management of wind power generation and related projects	100%	100%	Yes
Tuas Power Generation Pte Ltd.	Indirect holding	Singapore	SGD1,183,000,001	Power generation and related by products, derivatives; developing power supply resources, operating electricity and power sales	100%	100%	Yes
TP Utilities Pte Ltd.	Indirect holding	Singapore	SGD160,000,001	Provide utilities & services - electricity, steam, industrial water, waste management	100%	100%	Yes

*	Pursuant to agreements with other shareholders, the Company has controls over these entities.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(b)	Subsidiaries acquired from business combinations under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng (Suzhou Industrial Park) Power Generation Co. Ltd. ("Taicang Power Company")	Direct holding	Suzhou, Jiangsu Province	RMB632,840,000	Power generation	75%	75%	Yes
Huaneng Qinbei Power Generation Limited Liability Company ("Qinbei Power Company")	Direct holding	Jiyuan, Henan Province	RMB810,000,000	Power generation	60%	60%	Yes

Huaneng Yushe Power Generation Co., Ltd. ("Yushe Power Company")	Direct holding	Yushe County, Shanxi Province	RMB615,760,000	Power generation	60%	60%	Yes
Huaneng Hunan Yueyang Power Generation Limited Liability Company ("Yueyang Power Company")	Direct holding	Yueyang, Hunan Province	RMB1,055,000,000	Power generation	55%	55%	Yes
Huaneng Chongqing Luohuang Power Generation Limited Liability Company("Luohuang Power Company")	Direct holding	Chongqing	RMB1,748,310,000	Power generation	60%	60%	Yes
Huaneng Pingliang Power Generation Limited Liability Company ("Pingliang Power Company")	Direct holding	Pingliang, Gansu Province	RMB924,050,000	Power generation	65%	65%	Yes
Huaneng Nanjing Jinling Power Company ("Jinling Power Company")	Direct holding	Nanjing, Jiangsu Province	RMB1,302,000,000	Power generation	60%	60%	Yes
Huaneng Qidong Wind Power Generation Co., Ltd ("Qidong Wind Power")	Direct holding	Qidong, Jiangsu Province	RMB200,000,000	Development of wind power project, production and sales of electricity	65%	65%	Yes
Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company ("Yangliuqing Power Company")	Direct holding	Tianjin	RMB1,537,130,909	Power generation, heat supply	55%	55%	Yes
Huaneng Beijing Co-generation Limited Liability Company ("Beijing Cogeneration")	Direct holding	Beijing	RMB1,600,000,000	Construction and operation of power plants and related construction projects	41%	66%*	Yes

*	According to the agreement between the company and the rest of the shareholders, a shareholder who owns 25% voting interest in Beijing Cogeneration entrust the Company for the right to vote for free.

The subsidiaries above and the Company are all controlled by Huaneng Group before and after the acquisitions.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Huaneng Weihai Power Limited Liability Company ("Weihai Power Company")	Direct holding	Weihai, Shandong Province	RMB761,838,300	Power generation	60%	60%	Yes
Huaneng Taicang Power Co., Ltd. ("Taicang II Power Company")	Direct holding	Taicang, Jiangsu Province	RMB804,146,700	Power generation	75%	75%	Yes
Huaiyin Power Generation Co., Ltd. ("Huaiyin Power Company")	Direct holding	Huai’an, Jiangsu Province	RMB265,000,000	Power generation	100%	100%	Yes

Huaneng Huaiyin II Power Limited Company ("Huaiyin II Power Company")	Direct holding	Huai’an, Jiangsu Province	RMB930,870,000	Power generation	63.64%	63.64%	Yes
Huaneng Xindian Power Co., Ltd. ("Xindian II Power Company")	Direct holding	Zibo,Shandong Province	RMB100,000,000	Power generation	95%	95%	Yes
Huaneng Shanghai Combined Cycle Power Limited Liability Company ("Shanghai Combined Cycle Power Company")	Direct holding	Shanghai	RMB699,700,000	Power generation	70%	70%	Yes
SinoSing Power Pte. Ltd. ("SinoSing Power")	Direct holding	Singapore	USD1,098,014,668	Investment holding	100%	100%	Yes
Huade County Daditaihong Wind Power Utilization Limited Liability Company ("Daditaihong")	Direct holding	Huade County, Inner Mongolia	RMB5,000,000	Wind Power exploitation and utilization	99%	99%	Yes
Kaifeng Xinli Power Generation Co., Ltd ("Kaifeng Xinli")	Indirect holding	Kaifeng, Henan Province	RMB146,920,000	Power generation	33%	55%*	Yes

*	Kaifeng Xinli is a subsidiary held by Qinbei Power Company.

4.	BUSINESS COMBINATION AND CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(1)	Subsidiaries (Cont’d)

(c)	Subsidiaries acquired from business combinations not under common control (Cont’d)

	Type of subsidiaries	Place of registration	Registered capital	Business nature and scope of operations	Percentage of equity interest (%)	Percentage of voting right (%)	Included in consolidated financial statements

Tuas Power Ltd. ("Tuas Power")	Indirect holding	Singapore	SGD1,338,050,000	Supply gas and electricity, holding companies	100%	100%	Yes
Tuas Power Supply Pte Ltd.	Indirect holding	Singapore	SGD500,000	Power sales	100%	100%	Yes
TP Asset Management Pte Ltd. ("TPAM")*	Indirect holding	Singapore	SGD2	Render of environmental engineering services	100%	100%	Yes
TPGS Green Energy Pte Ltd.	Indirect holding	Singapore	SGD1,000,000	Render of utility services	75%	75%	Yes
New Earth Pte Ltd.	Indirect holding	Singapore	SGD10,111,841	Waste recycling advisory	60%	60%	Yes
New Earth Singapore Pte Ltd.	Indirect holding	Singapore	SGD12,516,050	Industrial waste management and recycling	75%	75%	Yes

*	On 5 January 2010, the subsidiary of the Company "Tuas Power Utilities Pte Ltd." was renamed as "TPAM".

(2)	New entities included in consolidation scope for the six months ended 30 June 2010

	Net assets as at 30 June 2010	Net profit

Jiuquan Wind Power	50,000,000	—
Kangbao Wind Power	76,320,000	—

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(1)	Cash

		30 June 2010			31 December 2009
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Cash	— RMB	1,505,639	1	1,505,639	1,158,844	1	1,158,844
	— SGD	7,001	4.8351	33,851	4,663	4.8605	22,667

Sub-total				1,539,490			1,181,511

Bank deposits	— RMB	2,936,644,255	1	2,936,644,255	3,389,961,719	1	3,389,961,719
	— USD	206,057,598	6.7909	1,408,600,447	69,893,019	6.8282	475,457,672
	— JPY	81,114,379	0.0767	6,267,294	81,114,379	0.0738	5,953,272
	— SGD	349,579,364	4.8351	1,690,251,182	324,965,670	4.8605	1,579,495,640

Sub-total				6,041,763,178			5,450,868,303

				6,043,302,668			5,452,049,814

Please refer to Note 5(43)(b) for the balances and changes of cash and cash equivalents stated in the cash flow statement.

Please refer to Note 7(6) for cash deposits in a related party.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(2)	Derivative financial assets and liabilities

	30 June 2010	31 December 2009

Derivative financial assets
— Hedging instrument of cash flow hedge (fuel contract)	562,727	151,285,914
— Hedging instrument of cash flow hedge (exchange forward contract)	6,933,065	—
— Hedging instrument of cash flow hedge (interest rate contract)	-	39,585,882
— Financial instrument at fair value through profit
or loss (fuel contract)	-	(4,122,820)

Sub-total	7,495,792	186,748,976
Less: non-current derivative financial assets	-	(44,863,269)

Total	7,495,792	141,885,707

Derivative financial liabilities
— Hedging instrument of cash flow hedge (fuel contract)	142,005,398	(1,368,141)
— Hedging instrument of cash flow hedge (exchange forward contract)	2,803,113	9,344,693
— Hedging instrument of cash flow hedge (interest rate contract)	149,232,492	—
— Financial instrument at fair value through profit
or loss (fuel contract)	(1,842,358)	6,276,225

Sub-total	292,198,645	14,252,777
Less: non-current derivative financial liabilities	(155,262,877)	(849,636)

Total	136,935,768	13,403,141

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(2)	Derivative financial assets and liabilities (Cont’d)

Overseas subsidiaries of the Company uses forward exchange contracts to hedge foreign exchange risk arising from highly probable forecast purchase transactions. The subsidiaries also use fuel swap contracts to hedge fuel price risk arising from highly probable forecast fuel purchases.

The Company and its overseas subsidiaries use interest rate swap contracts to hedge interest rate risk arising from floating rate borrowing.

The fair value of the exchange forward contracts, fuel swap contracts and interest rate swap contracts was measured based on market price.

(3)	Notes receivable

	30 June 2010	31 December 2009

Banking notes receivable	556,088,528	351,630,301
Commercial notes receivable	56,700,000	—

	612,788,528	351,630,301

As at 30 June 2010, the balance of notes discounted by the Company and its subsidiaries that are yet to mature amounted to RMB218,425,221. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (Note 5(17)) (31 December 2009: RMB141,593,857).

As at 30 June 2010, the Company and its subsidiaries had no pledged notes receivable.

(4)	Accounts receivable

	30 June 2010	31 December 2009

Accounts receivable	9,939,621,738	9,846,912,352
Less: provision for doubtful accounts	(155,298,008)	(155,639,871)

	9,784,323,730	9,691,272,481

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(4)	Accounts receivable (Cont’d)

(a)	The ageing analysis of accounts receivable are as follows:

	30 June 2010	31 December 2009

Within 1 year	9,780,343,102	9,683,824,538
1-2 years	25,452,742	29,726,315
2-3 years	464,395	—
3-4 years	-	—
4-5 years	-	2,228,170
Over 5 years	133,361,499	131,133,329

	9,939,621,738	9,846,912,352

(b)	As at 30 June 2010, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2009: Nil).

(c)
As at 30 June 2010, accounts receivable (within one year and no provision) of the Company and its subsidiaries approximately RMB1,672,926,021 (31 December 2009: RMB1,031,926,931) was secured to a bank as collateral against a short-term loan of RMB1,595,914,776 (31 December 2009: RMB698,361,762) (Note5(17)).

(5)	Other receivables

	30 June 2010	31 December 2009

Receivable from Administration Center of Housing Fund for proceeds from sales of staff quarters	63,809,079	39,192,045
Staff advances	25,747,530	13,032,325
Prepayments to constructions and projects	293,225,609	209,166,442
Prepayments for investments *	2,389,981,600	387,000,000
Receivable from HIPDC	-	119,589,978
Receivable from Huaneng Group	125,845	—
Others	571,945,625	454,083,677

Total	3,344,835,288	1,222,064,467
Less: provision for doubtful accounts	(38,620,822)	(38,658,528)

	3,306,214,466	1,183,405,939

*	Prepayments for investments primarily represent prepayments for Luneng Acquisition Project. See Note 9(1)(b).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(5)	Other receivables (Cont’d)

(a)	The ageing analysis of other receivables is as follows:

	30 June 2010	31 December 2009

Within 1 year	2,970,554,085	913,355,024
1-2 years	177,933,266	167,726,450
2-3 years	59,270,743	11,659,017
3-4 years	16,129,710	15,131,425
4-5 years	20,889,094	17,615,463
Over 5 years	100,058,390	96,577,088

	3,344,835,288	1,222,064,467

(b)
As at 30 June 2010, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company, except for receivable from Huaneng Group of RMB125,845 mentioned above (31 December 2009: receivable from HPIDC RMB119,589,978).

Please refer to Note 7 for related party balances.

(6)	Advances to suppliers

(a)	The ageing analysis of advances to suppliers is as follows:

	30 June 2010		31 December 2009
Ageing	Amount	Percentage	Amount	Percentage

Within one year	1,202,181,874	98.38%	580,884,979	56.72%
1-2 years	1,828,000	0.15%	425,453,081	41.54%
2-3 years	383,660	0.03%	143,185	0.01%
Over 3 years	17,570,447	1.44%	17,735,867	1.73%

	1,221,963,981	100.00%	1,024,217,112	100.00%

(b)	As at 30 June 2010, there were no advances to suppliers who held 5% or more of the equity interest in the Company (31 December 2009: Nil).

Please refer to Note 7 for related party balances.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(7)	Inventories

	30 June 2010			31 December 2009
	Book value	Provision	Net book value	Book value	Provision	Net book value

Fuel (coal and oil)	4,038,308,874	-	4,038,308,874	2,986,232,942	—	2,986,232,942
Materials and spare parts	1,360,081,981	(186,703,469)	1,173,378,512	1,286,565,521	(188,812,870)	1,097,752,651

	5,398,390,855	(186,703,469)	5,211,687,386	4,272,798,463	(188,812,870)	4,083,985,593

(8)	Available-for-sale financial assets

	30 June 2010	31 December 2009

Available-for-sale equity instrument	2,081,036,419	2,293,998,840

Available-for-sale financial assets represent the equity investment in China Yangtze Power Co., Ltd. ("Yangtze Power"). As at 30 June 2010, the Company had approximately 171.71 million shares of Yangtze Power, representing 1.56% (31 December 2009: approximately 171.71 million shares, 1.56%) of its total share capital. The fair value of the above available-for-sale equity instrument as at 30 June 2010 was determined based on the closing market price of RMB12.49 per share quoted in the Shanghai Stock Exchange on the last trading day of the first half of 2010, excluding the dividend declared (31 December 2009: the closing market price of Yangtze Power was RMB13.36 per share quoted in the Shanghai Stock Exchange on the last trading day of 2009).

(9)	Long-term equity investments

	30 June 2010	31 December 2009

Associates (a)	9,837,138,334	9,286,696,309
Other long-term equity investments	282,002,933	269,890,133

	10,119,141,267	9,556,586,442
Less: impairment provision for long-term equity investments	(6,088,243)	(6,088,243)

	10,113,053,024	9,550,498,199

The long-term investments of the Company and its subsidiaries are not subject to restriction on conversion into cash or remittance of investment income.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(9)	Long-term equity investments (Cont’d)

(a)	Associates

			Increase or decrease during the period
	Initial investment cost	31 December 2009	Additions or deductions	Net profit or loss adjusted by the equity method	Dividends declared	Other equity movement	30 June 2010	Provision	Provision for the year

Shandong Rizhao Power Company Ltd ("Rizhao Power Company")	561,502,261	417,584,283	—	(29,350,137)	—	—	388,234,146	—	—
Shenzhen Energy Group Co., Ltd. ("SEG")	2,269,785,209	3,547,097,074	—	140,732,500	—	—	3,687,829,574	—	—
Hebei Hanfeng Power Generation Limited Liability Company ("Hanfeng Power Company")	1,382,210,557	1,172,796,322	—	(18,462,316)	—	—	1,154,334,006	—	—
Chongqing Huaneng Lime Company Limited ("Lime Company")	24,295,710	27,713,601	—	727,575	—	—	28,441,176	—	—
China Huaneng Finance Corporation Ltd ("Huaneng Finance")	440,634,130	570,917,025	—	32,399,948	—	(5,215,141)	598,101,832	—	—
Huaneng Sichuan Hydropower Co., Ltd.("Sichuan Hydropower Company")	1,221,257,497	1,199,452,729	—	137,546,639	—	(144,163)	1,336,855,205	—	—
Shenzhen Energy Corporation ("SEC")	1,448,200,000	1,687,581,135	—	95,313,953	(60,000,000)	(21,724,180)	1,701,170,908	—	—
Yangquan Coal Industry Group Huaneng Coal-fired Electricity Investment Co., Ltd ("Yangmei Huaneng Company")	490,000,000	458,054,140	—	11,858,875	—	15,328,472	485,241,487	—	—
Huaneng Shidaowan Nuclear Power Development Co., Ltd ("Shidaowan Nuclear Power")	300,000,000	150,000,000	150,000,000	—	—	—	300,000,000	—	—
Bianhai Railway Co., Ltd. ("Bianhai Railway")	143,930,000	55,500,000	88,430,000	—	—	—	143,930,000	—	—
Huaneng Shenbei Cogeneration Co., Ltd. ("Shenbei Cogeneration)	13,000,000	—	13,000,000	—	—	—	13,000,000	—	—

		9,286,696,309	251,430,000	370,767,037	(60,000,000)	(11,755,012)	9,837,138,334

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(10)	Investment to associates

Investee	Place of Registration	Registered capital	Business nature and scope of operation	Percentage of equity interest	Percentage of voting right

Rizhao Power Company	Rizhao, Shandong Province	RMB1,245,587,900	Power generation	44%	44%
SEG	Shenzhen, Guangdong Province	RMB955,555,556	Development, production and sale of regular energy, new energy and energy construction project, etc.	25%	25%
Hanfeng Power Company	Handan,Hebei Province	RMB1,975,000,000	Power generation	40%	40%
Lime Company	Chongqing	RMB50,000,000	Lime production and sale of construction materials and bio-chemical products	15%	25%*
Huaneng Finance	Beijing	RMB2,000,000,000	Provision of deposits services, loans and finance lease arrangement; notes receivable and discounting; and entrusted loans and investments for membership entities within Huaneng Group.	20%	20%
Sichuan Hydropower Company	Chengdu, Sichuan Province	RMB979,600,000	Development, investment, construction, operation and management of hydropower	49%	49%
SEC	Shenzhen, Guangdong Province	RMB2,202,495,332	Energy and investment in related industries	9.08%	9.08%
Yangmei Huaneng Company	Taiyuan, Shanxi Province	RMB1,000,000,000	Development, investment, consulting, service and management of coal and power generation projects	49%	49%
Shidaowan Nuclear Power	Rongcheng, Shandong Province	RMB1,000,000,000	Preparation for construction of Yashuidui Power Plant project	30%	30%
Bianhai Railway	Yingkou, Liaoning Province	RMB150,000,000	Railway construction, freight transport, material supplies, agency service, logistics and storage at coastal industrial base in Yingkou, Liaoning	37%	37%
Shenbei Cogeneration	Shenyang, Liaoning Province	RMB70,000,000	Generation and sales of electricity and heat; Construction, operation and management of power plant	40%	40%

*	Lime Company is the associate of Luohuang Power Company (one of the subsidiaries of the Company).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(11)	Fixed assets

	31 December 2009	Reclassification	Additions of the period	Deductions of the period	Currency translation difference	30 June 2010

Total of original cost	190,909,761,951	—	14,116,272,600	(55,755,024)	(67,239,111)	204,903,040,416

Ports facilities	1,315,393,029	—	—	—	—	1,315,393,029
Buildings	3,407,335,917	181,453,380	33,890,313	(8,123,141)	—	3,614,556,469
Electric utility plant in service	182,096,771,031	(225,793,650)	14,010,818,595	(36,710,094)	(65,446,290)	195,779,639,592
Transportation facilities	305,333,508	—	—	—	—	305,333,508
Others	3,784,928,466	44,340,270	71,563,692	(10,921,789)	(1,792,821)	3,888,117,818

Total of accumulated depreciation	77,743,503,728	—	5,101,949,859	(36,126,422)	(21,754,653)	82,787,572,512

Ports facilities	37,411,164	—	18,705,582	—	—	56,116,746
Buildings	1,247,040,415	23,655,551	63,712,560	(4,233,038)	—	1,330,175,488

Electric utility plant in service	74,123,627,800	(38,772,217)	4,887,423,604	(21,490,586)	(20,501,175)	78,930,287,426
Transportation facilities	214,762,971	—	7,029,732	—	—	221,792,703
Others	2,120,661,378	15,116,666	125,078,381	(10,402,798)	(1,253,478)	2,249,200,149

Total of book value	113,166,258,223	——	——	——	——	122,115,467,904

Ports facilities	1,277,981,865	——	——	——	——	1,259,276,283
Buildings	2,160,295,502	——	——	——	——	2,284,380,981
Electric utility plant in service	107,973,143,231	——	——	——	——	116,849,352,166
Transportation facilities	90,570,537	——	——	——	——	83,540,805
Others	1,664,267,088	——	——	——	——	1,638,917,669

Total of provision	4,397,563,046	—	—	—	(19,690,239)	4,377,872,807

Ports facilities	—	—	—	—	—	-
Buildings	—	—	—	—	—	-
Electric utility plant in service	4,397,563,046	—	—	—	(19,690,239)	4,377,872,807
Transportation facilities	—	—	—	—	—	-
Others	—	—	—	—	—	-

Total of net book value	108,768,695,177	——	——	——	——	117,737,595,097

Ports facilities	1,277,981,865	——	——	——	——	1,259,276,283
Buildings	2,160,295,502	——	——	——	——	2,284,380,981
Electric utility plant in service	103,575,580,185	——	——	——	——	112,471,479,359
Transportation facilities	90,570,537	——	——	——	——	83,540,805
Others	1,664,267,088	——	——	——	——	1,638,917,669

For the six months ended 30 June 2010, depreciation charged to operations cost, general and administrative expenses and other operating cost amounted to RMB5,075,313,363, RMB11,132,965 and RMB5,665,411, respectively, (for the six months ended 30 June 2009 (restated): depreciation charged to operations cost and general and administrative expenses amounted to RMB4,489,075,768 and RMB90,939,695, respectively).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(12)	Construction-in-progress

Project	Budget	31 December 2009	Additions of the period	Transfers to fixed assets during the period	Currency translation difference	30 June 2010	Percentage of capital expenditure incurred over budget	Accumulated capitalized borrowing cost	Including: capitalized borrowing cost of the period

Fuzhou Power Plant Phase III project	5,327,250,000	1,684,477,663	577,370,120	—	—	2,261,847,783	75%	289,712,214	85,275,404
Haimen Power Plant project	7,150,830,000	595,581,443	816,891,363	—	—	1,412,472,806	34%	35,250,483	35,250,483
Jinggangshan Power Plant Expansion project	4,500,310,000	1,644,438,295	375,990,655	(1,640,739,391)	—	379,689,559	95%	—	—
Weihai Power Company Expansion project	4,983,490,000	1,869,790,749	992,265,570	—	—	2,862,056,319	80%	237,253,123	71,320,475
Qinbei Power Company Expansion project	7,552,480,000	690,098,760	862,993,972	—	—	1,553,092,732	43%	104,491,919	57,122,429
Yueyang Power Company Expansion project	4,275,630,000	860,521,161	967,459,431	—	—	1,827,980,592	77%	161,761,873	48,741,128
Jinling Power Company Coal-fired project	9,069,050,000	5,451,200,502	973,455,838	(3,324,134,586)	—	3,100,521,754	83%	186,287,160	51,579,958
Shidongkou Power Company project	5,925,000,000	4,251,183,582	272,639,291	(4,346,840,792)	—	176,982,081	78%	139,117,089	—
Zuoquan Coal-fired Company Phase I project	4,800,000,000	60,163,146	280,479,184	—	—	340,642,330	18%	1,395,565	1,395,565

SinoSing Power Tembusu project Phase I	SGD537,000,000	—	362,316,525	—	(3,201,148)	359,115,377	14%	—	—
SinoSing Power Neste Oil project	SGD110,280,000	333,285,593	110,828,145	(71,052,154)	(2,093,114)	370,968,470	83%	—	—
Other projects		6,196,249,245	3,155,762,178	(4,600,177,507)	25,988	4,751,859,904		240,440,779	45,067,042

		23,636,990,139	9,748,452,272	(13,982,944,430)	(5,268,274)	19,397,229,707		1,395,710,205	395,752,484

Source of financing of all projects above are loans, bonds and internal funds.

For the six months ended 30 June 2010, interest expense capitalized for construction-in-progress of the Company and its subsidiaries amounted to RMB395,752,484 with capitalization rate of 4.85% per annum (For the six months ended 30 June 2009 (restated): RMB561,290,597 with capitalization rate of 5.59% per annum).

As at 30 June 2010 and 31 December 2009, there was no indication that the construction-in-progress of the Company and its subsidiaries was impaired, and thus, no provision for impairment loss was made.

(13)	Construction materials

	30 June 2010	31 December 2009

Specialised materials and equipment	2,169,763,110	2,591,631,193
Prepayments for major equipment	5,826,299,136	6,159,350,214
Tools and spare parts	18,986,695	13,892,583

	8,015,048,941	8,764,873,990

Please refer to Note 7 for related party balances.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(14)	Intangible assets

	31 December 2009	Additions of the period	Deductions of the period	Currency translation difference	30 June 2010

Total of original cost	8,155,050,638	17,134,687	—	(24,631,256)	8,147,554,069

Land use rights	3,888,825,765	1,200	—	(3,847,706)	3,884,979,259
Power generation licence	3,898,121,000	—	—	(20,370,805)	3,877,750,195
Others	368,103,873	17,133,487	—	(412,745)	384,824,615

Total of accumulated amortization	846,582,837	64,828,305	—	(200,316)	911,210,826

Land use rights	782,196,715	46,993,873	—	(156,970)	829,033,618
Power generation licence	—	—	—	—	-
Others	64,386,122	17,834,432	—	(43,346)	82,177,208

Total of book value	7,308,467,801	——	——	——	7,236,343,243

Land use rights	3,106,629,050	——	——	——	3,055,945,641
Power generation licence	3,898,121,000	——	——	——	3,877,750,195
Others	303,717,751	——	——	——	302,647,407

Total of impairment provision	222,580,337	—	—	(1,163,160)	221,417,177

Land use rights	222,580,337	—	—	(1,163,160)	221,417,177
Power generation licence	—	—	—	—	-
Others	—	—	—	—	-

Total of net book value	7,085,887,464	——	——	——	7,014,926,066

Land use rights	2,884,048,713	——	——	——	2,834,528,464
Power generation licence	3,898,121,000	——	——	——	3,877,750,195
Others	303,717,751	——	——	——	302,647,407

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(14)	Intangible assets (Cont’d)

As at 30 June 2010 and 31 December 2009, no intangible assets of the Company and its subsidiaries were used for pledge or guarantee.

The Company acquired the power generation licence as part of the business combination with Tuas Power. As the power generation licence is expected to be renewed without significant restriction and cost, with the consideration of related future cash flows generated and the expected continuous operations of management, such a power generation licence is considered to have indefinite useful life. The Company and its subsidiaries will perform annual impairment test on the power generation licence as at 2010 year end.

(15)	Goodwill

	31 December 2009	Additions of the period	Currency translation difference	30 June 2010

Goodwill	11,040,072,329	—	(56,516,549)	10,983,555,780
Less: impairment provision	(127,913,041)	—	—	(127,913,041)

	10,912,159,288	—	(56,516,549)	10,855,642,739

The Company and its subsidiaries will perform annual impairment test on goodwill as at 2010 year end.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(16)	Deferred income tax assets and liabilities

(a)	Deferred income tax assets before offsetting

	30 June 2010		31 December 2009
	Amount	Deductible temporary difference and deductible losses	Amount	Deductible temporary difference and deductible losses

Provision for assets impairment	209,716,156	998,946,485	210,144,068	1,001,772,180
Fixed assets depreciation	57,593,946	238,862,982	57,598,876	237,529,805

Accrued expenses	112,042,047	455,565,355	85,911,416	351,149,228
Tax refund on purchase of domestically - manufactured equipment	361,523,826	1,452,923,986	346,370,083	1,455,789,864
Deductible tax losses	175,611,739	729,158,922	154,348,353	627,088,136
Derivative financial instruments-fair value change	58,729,868	294,722,673	—	—
Others	148,637,871	583,433,743	147,224,149	616,120,243

	1,123,855,453	4,753,614,146	1,001,596,945	4,289,449,456

(b)	Deferred income tax liabilities before offsetting

	30 June 2010		31 December 2009
	Amount	Taxable temporary difference	Amount	Taxable temporary difference

Fixed assets depreciation	707,185,427	4,150,851,200	681,280,528	4,000,735,213
Intangible assets	715,204,946	4,207,087,917	720,929,482	4,240,761,662
Available-for-sale-fair value change	292,369,592	1,169,478,367	345,610,197	1,382,440,788
Derivative financial instruments-fair value change	-	-	28,290,182	147,784,186
Others	56,087,273	239,949,702	64,315,743	252,312,886

	1,770,847,238	9,767,367,186	1,840,426,132	10,024,034,735

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(16)	Deferred income tax assets and liabilities (Cont’d)

(b)	Deferred income tax liabilities before offsetting (Cont’d)

The net balance of deferred income tax assets and deferred income tax liabilities after offsetting are as follows:

	30 June 2010	31 December 2009

The net balance of deferred income tax assets	713,448,501	547,664,305
The net balance of deferred income tax liabilities	1,360,440,286	1,386,493,492

(17)	Short-term loans

		30 June 2010			31 December 2009
		Original currency amount	Exchange rate	RMB equivalent	Original currency amount	Exchange rate	RMB equivalent

Unsecured loans	RMB	35,109,496,330	1	35,109,496,330	23,885,000,000	1	23,885,000,000
	SGD	11,500,000	4.8351	55,603,650	1,000,000	4.8605	4,860,500
Guaranteed loans(a)
— Pledge	RMB	1,595,914,776	1	1,595,914,776	698,361,762	1	698,361,762
— Discounted notes	RMB	218,425,221	1	218,425,221	141,593,857	1	141,593,857

				36,979,439,977			24,729,816,119

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(17)	Short-term loans (Cont’d)

(a)	As at 30 June 2010, the guaranteed short-term loans include:

Bank loans of RMB218,425,221 (31 December 2009: RMB141,593,857) represented the discounted notes receivable with recourse. As these notes receivable were yet to mature, the proceeds received were recorded as short-term loans (see Note 5(3)).

As at 30 June 2010, pledged bank loans of RMB1,595,914,776 were secured by accounts receivable of the Company with book value amounting to RMB1,672,926,021 (31 December 2009: pledged bank loans of RMB698,361,762 was secured by accounts receivable of the Company with book value amounting to RMB1,031,926,931) (see Note 5(4)).

As at 30 June 2010, short-term loans of RMB275,000,000 were borrowed from Huaneng Finance, with annual interest rate 4.78% for the six months ended 30 June 2010 (31 December 2009: RMB100,000,000, with annual interest rates ranging from 4.78% to 6.72% for the six months ended 30 June 2009) (see Note 7(5)).

As at 30 June 2010, short-term loans of RMB1,180,000,000 were borrowed from Huaneng Guicheng Trust Co., Ltd. ("Huaneng Guicheng Trust"), with annual interest rates ranging from 4.35% to 4.51% for the six months ended 30 June 2010 (2009:Nil) (see Note 7(5)).

For the six months ended 30 June 2010, annual interest rates of unsecured RMB loans ranged from 3.79% to 4.78% (for the six months ended 30 June 2009: 4.09% to 7.47%); and annual interest rates of unsecured SGD loans ranged from 1.73% to 1.84% (for the six months ended 30 June 2009: 1.81% to 2.01%); annual interest rates of discounted notes loans ranged from 2.40% to 4.78% (for the six months ended 30 June 2009: 2.28% to 5.70%); annual interest rate of pledged short-term RMB loans was 3.89% (for the six months ended 30 June 2009: annual interest rate of pledged short-term RMB loans was 4.54% and of pledged short-term SGD loans ranged from 1.41% to 2.49%).

(18)	Accounts payable

Accounts payable mainly represents the amounts due to coal suppliers. As at 30 June 2010 and 31 December 2009, there was no accounts payable to any shareholder who held 5% or more of the equity interest in the Company, and there was no significant accounts payable aged over 1 year.

Please refer to Note 7 for related party balances.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(19)	Salary and welfare payable

		30 June 2010	31 December 2009

	Salary, bonus, allowance and subsidy	73,127,704	91,275,225
	Welfare, award and welfare fund	99,093,149	107,721,825
	Social insurance	13,725,679	8,971,440
Including:	Medical insurance	4,175,604	5,596,103
	Basic pension insurance	888,142	93,149
	Unemployment insurance	2,172,889	88,510
	Industrial injury insurance	283,946	1,266
	Childbirth insurance	173,291	—
	Singapore central provident funds	1,767,991	2,460,098
	Housing fund	24,379,517	23,780,482
	Labor union fee and employee education fee	30,348,886	18,408,050
	Termination benefits	38,080,393	40,370,357

		278,755,328	290,527,379

(20)	Taxes payable

The detailed breakdown of taxes payable is as follows:

	30 June 2010	31 December 2009

EIT payable	248,479,120	292,509,304
VAT recoverable	(1,980,632,034)	(1,957,516,135)
Others	121,974,949	120,869,063

	(1,610,177,965)	(1,544,137,768)

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(21)	Dividends payable

	30 June 2010	31 December 2009

Huaneng Group	221,576,155	—
HIPDC	1,063,999,045	—
Heibei Construction & Investment Group Co., Ltd	126,630,000	—
Jiangsu Provincial Investment & Management Limited Liability Company	87,465,000	—
Fujian Investment Enterprises Holdings Limited	78,638,000	—
Liaoning Energy Investment (Group) Limited Liability Company	69,911,800	—
Dalian Municipal Construction Investment Company Limited	63,315,000	—
China Huaneng Group Hong Kong Co., Ltd	45,122,500	—
Shenergy Company, Ltd	40,500,000	—
Hunan Xiangtou International Investment Company Limited	16,485,571	—
Gemeng International Co., Ltd.	20,733,907	20,733,907
Other Tradeable A shares	817,839,719	—

	2,652,216,697	20,733,907

(22)	Other payables

The breakdown of other payables is as follows:

	30 June 2010	31 December 2009

Payables to contractors	2,756,372,576	2,870,314,154
Payables for purchases of equipment	3,119,546,812	2,774,184,715
Retention fee	1,127,459,244	932,091,648
Payables for purchases of materials	157,954,017	160,818,701
Payables to HIPDC	75,465,765	50,799,571
Payables to Huaneng Group	404,920,833	277,798,547
Accruals of various expenses	56,749,119	76,792,477
Bonus payables for construction	67,138,037	45,811,807
Payables of housing maintenance funds	33,032,925	30,857,632
Payables of pollutants discharge fees	38,430,042	17,393,055
Sale of Capacity quota of closing down power plant	160,506,769	170,000,000

Customer deposits of electricing sales	1,158,101	90,269,806
Others	715,342,354	877,477,022

	8,714,076,594	8,374,609,135

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(22)	Other payables (Cont’d)

As at 30 June 2010, there were no other payables due to shareholders who held 5% or more of the equity interest in the Company, except for payables due to HIPDC of RMB75,465,765 and payables due to Huaneng Group of RMB404,920,833 (31 December 2009: due to HIPDC of RMB50,799,571, due to Huaneng Group of RMB277,798,547) mentioned above.

As at 30 June 2010, other payables aged over 1 year amounting to approximately RMB1,837.47 million (31 December 2009: RMB1,443.52 million) mainly comprised of payables to contractors and retention fees which have not been settled for constructions that had not been completed.

Please refer to Note 7 for related party balances.

(23)	Current portion of non-current liabilities

All the current portion of non-current liabilities of the Company and its subsidiaries are current portion of long-term loans, the breakdown is as follows:

	30 June 2010	31 December 2009

Guaranteed loans	932,122,186	843,661,839
Unsecured loans	4,830,191,422	8,406,586,304

	5,762,313,608	9,250,248,143

Please refer to Note 5(25) for details of current portion of non-current liabilities.

(24)	Other current liabilities

Other current liabilities are mainly short-term bonds payable. The Company issued RMB5 billion of unsecured short-term bonds with coupon rate of 2.55% per annum on 24 March 2010. The bond is denominated in RMB, issued at par and will mature in 270 days from its issue date with the effective interest rate of approximately 3.11% per annum. As at 30 June 2010, the interest payable of the above-mentioned bond was RMB34.58 million.

The Company issued two tranches of RMB5 billion (total: RMB10 billion) of unsecured short-term bonds with coupon rate of 1.88% per annum and 2.32% per annum on 24 February 2009 and 9 September 2009 respectively. These bonds are denominated in RMB, issued at par and will mature in 365 days and 270 days from their issue date with the effective interest rate of approximately 2.29% and 2.87% per annum, respectively. These bonds has been repaid on time with no interest payable outstanding by 30 June 2010 (31 December 2009: the balance of interest payable was approximately RMB116.05 million).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(25)	Long-term loans

Long-term loans comprised of:

	30 June 2010	31 December 2009

Long-term loans from ultimate parent company (a)	800,000,000	800,000,000
Long-term bank loans (b)	71,146,000,809	72,052,663,921
Other long-term loans (c)	7,303,146,246	7,664,339,102

	79,249,147,055	80,517,003,023
Less: current portion of long-term loans	(5,762,313,608)	(9,250,248,143)

	73,486,833,447	71,266,754,880

(a)	Long-term loans from ultimate parent company

As at 30 June 2010, detailed information of the long-term loans from ultimate parent company is as follows:

Lender	30 June 2010	Terms of loan	Annual interest rate	Current portion	Terms

RMB loans
Entrusted loans from Huaneng Group through Huaneng Finance	200,000,000	2004-2013	4.05%-4.32%	Nil	Unsecured
Entrusted loans from Huaneng Group through Huaneng Finance	600,000,000	2004-2013	4.60%	Nil	Unsecured

	800,000,000

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(25)	Long-term loans (Cont’d)

(b)	Long-term bank loans

The breakdown of long-term bank loans (including the current portion) is as follows:

	30 June 2010
	Original currency amount	Exchange rate	RMB equivalent	Less: current portion	Long-term portion	Annual interest rate

Unsecured loans
— RMB loans	46,759,753,391	1	46,759,753,391	(4,572,123,391)	42,187,630,000	3.51%-7.05%
— USD loans	781,825,227	6.7909	5,309,296,932	(214,049,168)	5,095,247,764	1.44%-6.97%
— EUR loans	47,641,128	8.2710	394,039,769	(44,018,863)	350,020,906	2.00%
Guaranteed loans*
— RMB loans	2,000,000,000	1	2,000,000,000	—	2,000,000,000	5.00%
— USD loans	209,842,879	6.7909	1,425,022,006	(685,977,540)	739,044,466	0.51%-6.60%
— SGD loans	3,066,223,516	4.8351	14,825,497,323	(175,275,509)	14,650,221,814	2.23%-2.46%
— EUR loans	52,278,006	8.2710	432,391,388	(33,260,876)	399,130,512	2.15%

			71,146,000,809	(5,724,705,347)	65,421,295,462

*
Bank loans amounting to approximately RMB2.788 billion and RMB1.069 billion (31 December 2009: approximately RMB3.016 billion and RMB1.294 billion) were guaranteed by HIPDC and Huaneng Group, respectively (see Note 7).

As at 30 June 2010, bank loans borrowed by an oversea subsidiary of the Company amounting to RMB14.825 billion (31 December 2009: RMB14.942 billion) were guaranteed by the Company (see Note 8).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(25)	Long-term loans (Cont’d)

(c)	Other long-term loans

The breakdown of other long-term loans (including the current portion) is as follows:

	30 June 2010
	Original currency amount	Exchange rate	RMB equivalent

RMB loans	7,230,000,000	1	7,230,000,000
USD loans	2,857,143	6.7909	19,349,570
SGD loans	7,350,000	4.8351	35,537,985
JPY loans	238,095,239	0.0767	18,258,691

			7,303,146,246
Less: current portion of other long-term loans			(37,608,261)

			7,265,537,985

As at 30 June 2010, the breakdown of other long-term loans is as follows:

Lender	30 June 2010	Terms of Loan	Annual interest rate	Current portion	Terms

RMB loan	7,230,000,000	2008-2012	4.05%-4.86%	—	Unsecured loan
USD loan	19,349,570	1996-2011	0.93%	(19,349,570)	Guaranteed by Huaneng Group
SGD loan	35,537,985	2006-2021	4.25%	—	Unsecured loan
JPY loan	18,258,691	1996-2011	0.85%	(18,258,691)	Guaranteed by Huaneng Group

	7,303,146,246			(37,608,261)

Loans amounting to approximately RMB0.230 billion (31 December 2009: approximately RMB0.230 billion) were borrowed from Huaneng Finance. The company and its subsidiaries repaid the long-term loans on-lent from Huaneng New Energy Industrial Holding Limited Company ("Huaneng New Energy") in the current period, which amounted to approximately RMB0.343 billion as at 31 December 2009 (see Note 7).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(26)	Bonds payable

	30 June 2010	31 December 2009

Phase I Corporate Bonds, 2007 (5 years)	990,022,108	988,078,031
Phase I Corporate Bonds, 2007 (7 years)	1,678,037,693	1,675,798,598
Phase I Corporate Bonds, 2007 (10 years)	3,250,138,861	3,247,329,483
Phase I Corporate Bonds, 2008	3,944,822,217	3,942,038,367
Phase I Medium-term Notes, 2009	3,952,428,684	3,946,870,110

	13,815,449,563	13,800,114,589

Bond information is as follows:

	Face value	Issue date	Maturity	Issue amount

Phase I Corporate Bonds,
2007 (5 years)	1,000,000,000	December 2007	5 years	1,000,000,000
Phase I Corporate Bonds,
2007 (7 years)	1,700,000,000	December 2007	7 years	1,700,000,000
Phase I Corporate Bonds,
2007 (10 years)	3,300,000,000	December 2007	10 years	3,300,000,000
Phase I Corporate Bonds, 2008	4,000,000,000	May 2008	10 years	4,000,000,000
Phase I Medium-term Notes, 2009	4,000,000,000	May 2009	5 years	4,000,000,000

Interest payable for the bonds is as follow:

	30 June 2010	31 December 2009

Phase I Corporate Bonds, 2007 (a)	181,364,028	6,789,028
Phase I Corporate Bonds, 2008 (a)	30,193,548	134,193,548
Phase I Medium-term Note, 2009 (b)	19,160,548	94,172,055

Total	230,718,124	235,154,631

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(26)	Bonds payable (Cont’d)

(a)
As is authorized by Document No. 489 [2007], CSRC, the Company can publicly issue corporate bonds with a total amount no more than RMB10 billion. The Company issued bonds with maturity of 5 years, 7 years and 10 years respectively in December 2007 totaling RMB6 billion. The face value of such bonds are RMB1 billion, RMB1.7 billion and RMB3.3 billion with interest rates of 5.67%, 5.75% and 5.90% per annum, respectively. The Company issued bonds with maturity of 10 years in May 2008 and the face value of RMB4 billion bearing an interest rate of 5.20% per annum and guaranteed by HIPDC.

(b)	The Company issued medium-term notes with a maturity of 5 years in May 2009. The face value of such notes is RMB4 billion with annual interest rate of 3.72% per annum.

The bonds mentioned above are all denominated in RMB and issued at par. Interest is payable annually and the principals will be paid when the bonds fall due.

(27)	Other non-current liabilities

	30 June 2010	31 December 2009

Asset-related government subsidies	2,161,015,063	2,230,073,796
Other	49,770,710	15,326,338

	2,210,785,773	2,245,400,134

(28)	Share capital

	30 June 2010	31 December 2009

Shares with lock-up limitation —
State-owned shares	1,055,124,549	1,055,124,549
State-owned legal person shares	5,066,662,118	5,066,662,118

	6,121,786,667	6,121,786,667

Shares without lock-up limitation —
Domestic shares	2,878,213,333	2,878,213,333
Overseas listed shares	3,055,383,440	3,055,383,440

	5,933,596,773	5,933,596,773

	12,055,383,440	12,055,383,440

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(29)	Capital surplus

	30 June 2010	31 December 2009

Share premium	7,864,018,087	7,864,018,087
Other capital surplus-
Changes in fair value of available-for-sale financial assets	700,807,259	889,507,771
Cash flow hedge	(249,641,714)	128,043,958
Others	469,454,810	467,559,598

Subtotal	920,620,355	1,485,111,327

	8,784,638,442	9,349,129,414

(30)	Surplus reserves

	30 June 2010	31 December 2009

Statutory surplus reserve	6,618,042,030	6,109,942,374
Discretionary surplus reserve	32,402,689	32,402,689

	6,650,444,719	6,142,345,063

According to the Company Law of the PRC, the Company’s articles of association and board resolutions, the Company appropriates 10% of each year’s net profit to the statutory surplus reserve until such a reserve reaches 50% of the registered share capital when the Company can opt out. Upon the approval from relevant authorities, this reserve can be used to make up any losses incurred or to increase share capital. Except for offsetting against losses, this reserve can not fall below 25% of the registered share capital after being used to increase share capital. According to the Company’s Articles of Associations and the profit appropriation plan approved by board on 23 March 2010, the Company plan to appropriate 10% of 2009’s net profit attributable to the shareholders to the statutory surplus reserve, amounting to RMB508,099,656, and none to the discretionary surplus reverse fund. The above mentioned proposal was approved by the annual general meeting of the shareholders on 22 June 2010.

(31)	Unappropriated profit

As at 22 June 2010, after approval from the annual general meeting of the shareholders, the Company declared 2009 final dividend of RMB0.21 (2008: RMB0.10) per ordinary share, totaling approximately RMB2,528,049,674 (2008: RMB1,205,663,044).

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(32)	Minority interests

Minority interests attributable to the minority shareholders of the subsidiaries are:

	30 June 2010	31 December 2009

Weihai Power Company	453,946,484	415,426,141
Huaiyin II Power Company	258,120,214	255,530,953
Taicang Power Company	218,623,399	202,983,774
Taicang II Power Company	240,717,017	260,489,853
Qinbei Power Company	640,403,128	644,261,541
Yushe Power Company	(26,812,878)	33,843,455
Xindian II Power Company	(4,232,926)	2,251,553
Yueyang Power Company	484,276,061	497,219,039
Luohuang Power Company	871,814,271	828,561,653
Shanghai Combined Cycle Power Company	236,206,872	260,890,153
Pingliang Power Company	364,688,837	388,681,271
Jinling Power Company	845,004,334	804,740,845
Subsidiaries of SinoSing Power	46,568,559	47,178,600
Shidongkou Power Company	437,008,951	495,000,000
Nantong Power Company	234,000,000	234,000,000
Daditaihong	120,444	50,000
Yingkou Port	362,630,818	362,612,013
Beijing Cogeneration	1,157,571,476	1,187,968,585
Qidong Wind Power	70,197,965	68,717,074
Yangliuqing Power Company	684,449,168	678,922,407
Kaifeng Xinli	32,030,062	32,033,295
Zuoquan Coal-fired Power Company	96,000,000	—

	7,703,332,256	7,701,362,205

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(33)	Operating revenue and operating cost

	For the six months ended 30 June 2010		For the six months ended 30 June 2009 (Restated)

	Revenue	Cost	Revenue	Cost

Principal operations	48,400,906,368	42,926,806,864	35,380,506,860	30,471,699,123
Other operations	452,952,177	360,159,122	213,721,368	150,436,601

Total	48,853,858,545	43,286,965,986	35,594,228,228	30,622,135,724

The principal operations of the Company and its subsidiaries are mainly sales of power and heat and port service.

Details of other operating revenue and cost categorized are as follows:

	For the six months ended 30 June 2010		For the six months ended 30 June 2009 (Restated)

	Other operating revenue	Other operating cost	Other operating revenue	Other operating cost

Sales of fuel and steam	357,431,474	328,962,994	154,361,005	117,118,061
Others	95,520,703	31,196,128	59,360,363	33,318,540

Total	452,952,177	360,159,122	213,721,368	150,436,601

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(34)	Tax and levies on operations

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

City construction tax	25,349,728	43,881,703
Education surcharge	18,615,532	36,497,830
Others	18,021,193	10,033,010

	61,986,453	90,412,543

(35)	Financial expenses, net

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Interest expense	2,498,136,130	2,354,664,227
Less: interest income	(26,825,760)	(37,727,980)
Exchange losses	1,345,479	27,615,104
Less: exchange gains	(208,179,248)	(67,831,784)
Others	18,111,712	46,164,884

	2,282,588,313	2,322,884,451

(36)	Investment income

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Proportionate share of net profit of investee measured using the equity method of accounting	370,767,037	394,121,402
Gains from available-for-sale financial assets	63,577,766	—
Losses from derivative financial instruments	(8,561,138)	—

	425,783,665	394,121,402

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(37)	Non-operating income

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Gains on fixed assets disposal	9,377,795	15,219,828
Amortization of deferred income and government subsidies	211,248,070	68,348,173
Other	4,730,609	9,255,098

	225,356,474	92,823,099

(38)	Non-operating expenses

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Losses on fixed assets disposal	781,373	760,124
Donations	1,378,188	2,018,887
Losses caused by natural calamities	8,648,877	—
Other	10,164,010	8,522,403

	20,972,448	11,301,414

(39)	Income tax expense

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Current income tax	497,431,307	92,894,894
Deferred income tax	(39,966,667)	(18,767,635)

	457,464,640	74,127,259

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(40)	Earnings per share

Basic earnings per share

The basic earnings per share is calculated by dividing the consolidated net profit attributable to the shareholders of the Company by the weighted average number of the Company’s outstanding ordinary shares:

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Consolidated net profit attributable to shareholders of the Company	2,025,963,723	1,972,541,791
Weighted average number of the Company’s outstanding ordinary shares	12,055,383,440	12,055,383,440

Basic earnings per share	0.17	0.16

Including:
Continuing operation basic earnings per share	0.17	0.16
Discontinuing operation basic earnings per share	-	—

For the six months ended 30 June 2010, as there were no potential dilutive ordinary shares (for the six months ended 30 June 2009: nil), both the basic earnings per share and the diluted earnings per share were the same.

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(41)	Other comprehensive (losses) / income

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Available-for-sale financial assets
— (Losses) / gains in the period	(212,962,421)	1,104,072,795
Less: Income tax impact	53,240,605	(276,018,199)

Subtotal	(159,721,816)	828,054,596

Shares in investees’ other comprehensive (losses) / income under equity method	(35,524,406)	8,549,349
Less: Income tax impact	8,440,922	(2,173,378)

Subtotal	(27,083,484)	6,375,971

Hedging instruments of cash flow hedge
— (Losses) / gains in the period	(458,065,113)	580,413,876

Less: Transfer from other comprehensive income
recorded in prior period to the income
statements in the period	(11,187,364)	156,758,169
Less: Income tax impact	91,566,805	(130,801,374)

Subtotal	(377,685,672)	606,370,671

Currency translation differences	(37,804,463)	(22,555,618)
Other	-	300,000
Less: Income tax impact	-	—

Subtotal	(37,804,463)	(22,255,618)

Total	(602,295,435)	1,418,545,620

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(42)	Notes to the cash flow statement

Other cash paid relating to operating activities

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Pollutants discharge fees paid	270,328,393	214,401,274
Other	195,248,509	181,820,840

	465,576,902	396,222,114

(43)	Supplementary information on the cash flow statement

(a)	Supplementary information on the cash flow statement

Reconciliation of net profit to cash flows from operating activities

		For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Net profit		2,127,656,391	1,979,961,905
Add:	Reversal of provision for assets impairment	(1,682,635)	(3,097,512)
	Depreciation of fixed assets	5,092,111,739	4,498,115,463
	Amortization of intangible assets	63,631,095	48,231,039
	Amortization of long-term deferred expenses	14,111,841	15,212,008
	Gains on disposal of fixed assets	(8,596,422)	(14,459,704)
	(Gains)/losses on changes in fair value	(12,139,878)	32,497,954
	Financial expenses	2,305,245,803	2,392,917,650
	Investment income	(434,344,803)	(394,121,402)
	Amortization of deferred income	(83,717,466)	(65,277,311)
	(Increase)/decrease in deferred income tax assets	(165,798,759)	69,382,489

Increase/(decrease) in deferred income tax liabilities	125,832,092	(88,150,124)
(Increase)/decrease in inventories	(1,130,069,465)	912,576,742
Non-operating expense	-	1,392,127
Increase in operating receivable items	(1,217,103,322)	(2,694,034,147)
Increase in operating payable items	2,363,828,071	417,928,297

Net cash flows generated from operating activities	9,038,964,282	7,109,075,474

5.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONT’D)

(43)	Supplementary information on the cash flow statement (Cont’d)

(b)	Cash and cash equivalents

	30 June 2010	31 December 2009

Cash —
Cash on hand	1,539,490	1,181,511
Cash in bank	6,041,763,178	5,450,868,303

Subtotal	6,043,302,668	5,452,049,814
Less: restricted cash*	(239,027,597)	(225,068,166)

Cash and cash equivalents at end of
the period	5,804,275,071	5,226,981,648

*	Restricted cash is mainly deposits for letter of credit.

6.	SEGMENT REPORTING

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The company has determined the operating segments based on these reports. Currently, the operating segments of the Company include power segment and other segments (port operations).

The senior management assesses the performance of the operating segments based on a measure of profit/ (loss) before income tax expense in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and related dividends receivable, and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at the price sold to the third party and have been eliminated as internal transactions when preparing the consolidated financial statements.

6.	SEGMENT REPORTING (CONT’D)

	Power segment	Other segments	Total

For the six months ended 30 June 2010
Total segment revenue	48,749,419,009	203,814,728	48,953,233,737
Inter-segment revenue	-	(99,375,192)	(99,375,192)

Revenue from external customers	48,749,419,009	104,439,536	48,853,858,545

Segment results	2,640,040,195	50,146	2,640,090,341

Interest income	26,721,592	104,168	26,825,760
Interest expense	(2,354,936,709)	(19,683,225)	(2,374,619,934)
Depreciation and amortization	(5,132,949,908)	(24,797,713)	(5,157,747,621)
Net gains on disposal of fixed assets	8,596,422	-	8,596,422
Share of profits of associates	338,367,089	-	338,367,089
Income tax expense	(457,452,103)	(12,537)	(457,464,640)

For the six months ended 30 June 2009 (Restated)
Total segment revenue	35,468,870,339	212,251,075	35,681,121,414
Inter-segment revenue	—	(86,893,186)	(86,893,186)

Revenue from external customers	35,468,870,339	125,357,889	35,594,228,228

Segment results	2,018,166,116	7,918,259	2,026,084,375

Interest income	37,122,949	605,031	37,727,980
Interest expense	(2,254,001,623)	(21,049,599)	(2,275,051,222)
Depreciation and amortization	(4,528,648,507)	(22,992,275)	(4,551,640,782)
Net gains on disposal of fixed assets	14,459,704	—	14,459,704
Share of profits of associates	345,424,710	—	345,424,710
Income tax expense	(72,444,999)	(1,682,260)	(74,127,259)

6.	SEGMENT REPORTING (CONT’D)

	Power segment	Other segments	Total

30 June 2010
Segment assets	194,739,501,824	1,554,786,305	196,294,288,129

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	9,134,095,922	1,137,554	9,135,233,476
Investment in associates	9,239,036,501	-	9,239,036,501
Segment liabilities	(144,391,076,851)	(830,212,131)	(145,221,288,982)

31 December 2009
Segment assets	188,444,809,332	1,517,971,177	189,962,780,509

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,072,945	36,967,501	27,600,040,446
Investment in associates	8,715,779,284	—	8,715,779,284
Segment liabilities	(137,099,373,591)	(792,749,677)	(137,892,123,268)

A reconciliation of segment result to profit before income tax expense provided as follows:

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Segment result	2,640,090,341	2,026,084,375
Reconciling item:
Loss related to the headquarters	(87,369,258)	(20,691,903)
Investment income from Huaneng Finance	32,399,948	48,696,692

Profit before income tax expense	2,585,121,031	2,054,089,164

6.	SEGMENT REPORTING (CONT’D)

Reportable segments’ assets are reconciled to total assets as follows:

	30 June 2010	31 December 2009

Total segment assets	196,294,288,129	189,962,780,509
Reconciling items:
Long-term equity investment on Huaneng Finance	598,101,832	570,917,025
Deferred income tax assets	713,448,501	547,664,305
Prepaid current income tax	40,287,823	40,815,287
Available-for-sale financial assets and related dividend receivable	2,144,614,185	2,293,998,840
Other long-term equity investment	261,973,500	261,973,500
Corporate assets	2,683,677,631	318,977,388

Total assets per consolidated balance sheet	202,736,391,601	193,997,126,854

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	30 June 2010	31 December 2009

Total segment liabilities	(145,221,288,982)	(137,892,123,268)
Reconciling items:
Current income tax liabilities	(248,479,120)	(292,509,304)
Deferred income tax liabilities	(1,360,440,286)	(1,386,493,492)
Corporate liabilities	(8,276,141,246)	(5,709,119,267)

Total liabilities per consolidated balance sheet	(155,106,349,634)	(145,280,245,331)

6.	SEGMENT REPORTING (CONT’D)

Other material items:

	Reportable segment totals	Headquarters	Investment income from Huaneng Finance	Totals

For the six months ended 30 June 2010
Depreciation and amortization	(5,157,747,621)	(12,107,054)	-	(5,169,854,675)
Share of profits of associates	338,367,089	-	32,399,948	370,767,037
Interest expense	(2,374,619,934)	(123,516,196)	-	(2,498,136,130)

For the six months ended 30 June 2009 (Restated)
Depreciation and amortization	(4,551,640,782)	(9,917,728)	—	(4,561,558,510)
Share of profits of associates	345,424,710	—	48,696,692	394,121,402
Interest expense	(2,275,051,222)	(79,613,005)	—	(2,354,664,227)

Geographical information:

(a)           External revenue generated from:

	For the six months ended 30 June 2010	For the six months ended 30 June 2009
		(Restated)

— The PRC	41,596,840,647	30,921,795,842
— Singapore	7,257,017,898	4,672,432,386

	48,853,858,545	35,594,228,228

6.	SEGMENT REPORTING (CONT’D)

(b)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	30 June 2010	31 December 2009

— The PRC	152,282,093,408	147,984,078,478
— Singapore	21,111,482,899	21,056,775,021

	173,393,576,307	169,040,853,499

The information on the portion of external revenue of the Company and its subsidiaries which generated from sales to major customers of the Company and its subsidiaries which is equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June 2010		For the six months ended 30 June 2009 (Restated)
	Amount	Proportion	Amount	Proportion

Jiangsu Electric Power Company	6,391,899,650	13%	4,687,590,838	13%
Shandong Electric Power Corporation ("Shandong Power")	5,824,202,300	12%	4,775,013,325	13%
Zhejiang Electric Power Corporation	4,186,007,132	9%	3,627,372,351	10%

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(1)	Nature of the parent company

(a)	Nature of the parent company

Name of entity	Place of registration	Business nature and scope of operations	Type of enterprise	Legal representative

Huaneng Group	Beijing	Investments in power stations,	State-owned enterprise	Cao Peixi
coal, minerals, railways,
transportation, petrochemical,
energy-saving facilities, steel,
timber and related industries

HIPDC	Beijing	Investments, construction and	Sino-foreign equity	Cao Peixi
		operations of power plants and	joint stock limited
		development, investments and	liability company
operations of other export-
oriented enterprises

The ultimate parent company of the company is Huaneng Group.

(b)	Registered capital of the parent company and respective changes

Name of entity	Currency	31 December 2009	Additions of the period	30 June 2010

Huaneng Group	RMB	20,000,000,000	—	20,000,000,000
HIPDC	USD	450,000,000	—	450,000,000

(c)	Shareholding or equity interest held by parties that control /are controlled by the Company and respective changes

	31 December 2009		Additions of the period		30 June 2010
Name of entity	Amount	%	Amount	%	Amount	%

Huaneng Group*	1,075,124,549	8.92	—	—	1,075,124,549	8.92
HIPDC	5,066,662,118	42.03	—	—	5,066,662,118	42.03

*	A wholly-owned subsidiary of Huaneng Group registered in Hong Kong holds approximately 0.17% of the Company’s H share.

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(2)	Nature of the Subsidiaries

Please refer to Note 4 for the nature and related information of the subsidiaries.

(3)	Nature of the Associates

Please refer to Note 5(9), 5(10) for the nature and related information of the associates.

(4)	Nature of other related parties

Name of related parties	Relationship with the Company

Xi’an Thermal Power Research Institute Co., Ltd ("Xi’an Thermal") and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Energy & Communications Holdings Co., Ltd. ("HEC") and its subsidiaries	A subsidiary of Huaneng Group
Huaneng Hulunbeier Energy Development Company Ltd. ("Hulunbeier Energy")	A subsidiary of Huaneng Group
Huaneng New Energy	A subsidiary of Huaneng Group
Huaneng Group Technology Innovation Center ("Huaneng Group Innovation Center")	A subsidiary of Huaneng Group
Huaneng Guicheng Trust	A subsidiary of Huaneng Group
Huaneng Building Construction and Management Co. Ltd. ("Huaneng Building")	A subsidiary of Huaneng Group
Gansu Huating Coal and Power Co., Ltd.("Huating Coal")	A subsidiary of Huaneng Group
Huaneng Heilongjiang Power Generation Co., Ltd. ("Heilongjiang Power")	A subsidiary of Huaneng Group
Alltrust Insurance Company of China Limited ("Alltrust Insurance")	A subsidiary of Huaneng Group
Hebei Huaneng Industrial Development Limited Liability Company ("Hebei Huaneng Industrial Development")	A subsidiary of Huaneng Group
Inner Mongolia Power Fuel Company ("Inner Mongolia Power")	A subsidiary of Huaneng Group
Huaneng Hainan Power Co., Ltd. ("Hainan Power")	A subsidiary of Huaneng Group
Huaneng Suzhou Thermoelectric Power Company Ltd. ("Suzhou Thermoelecctirc")	A subsidiary of Huaneng Group
Huaneng Ruijin Power Generation Co., Ltd. ("Ruijin Power")	A subsidiary of HIPDC
Rizhao Power Company	An associate of the Company
Huaneng Finance	An associate of the Company
Lime Company	An associate of the Company’s subsidiary

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions

(a)	Related party transactions

Related party	The type of related party transactions	The nature of related party transactions	For the six months ended 30 June 2010 Amount	For the six months ended 30 June 2009 Amount
				(Restated)

HIPDC	Rental service on land use rights	Rental charge on land use rights of Huaneng Nanjing Power Plant	667,093	667,093
HIPDC	Rental fees	Rental charge on office building	8,966,667	13,000,000
HIPDC	Service on transmission and transformer facilities	Service fees expenses on transmission and transformer facilities	70,385,525	70,385,525
Huaneng Group	Entrusted loans	Interest expense on long-term loans	18,220,667	34,813,805
Huaneng Building	Rental fees	Rental charge on office building	21,764,877	—
Huating Coal	Coal purchase	Purchase of coal	772,556,608	—
Huaneng Finance	Long-term loans	Interest expense on long-term loans	5,620,050	5,081,130
Huaneng Finance	Long-term loans	Drawdown of long-term loans	-	100,000,000
Huaneng Finance	Short-term loans	Interest expense on short-term loans	4,678,110	29,059,220
Huaneng Finance	Short-term loans	Drawdown of short-term loans	275,000,000	1,000,000
Ruijin Power	Coal sales	Sale of coal	208,362,128	—
Huaneng New Energy	Long-term loans	Interest expense on long-term loans	3,922,034	10,514,543
Huaneng Guicheng Trust	Short-term loans	Interest expense on short-term loans	2,501,158	—
Huaneng Guicheng Trust	Short-term loans	Drawdown of short-term loans	1,180,000,000	—
HEC and its subsidiaries	Coal purchase	Purchase of coal and transportation service	911,655,908	339,534,663
HEC and its subsidiaries	Equipment purchase	Purchase of equipments and products	379,088,038	383,892,782
Xi’an Thermal and its subsidiaries	Technical services	Information and technology supporting services	85,673,641	50,221,050

Xi’an Thermal and its subsidiaries	Equipment purchase	Purchase of equipments and products	30,893,305	6,102,301
Hulunbeier Energy	Coal purchase	Purchase of coal	415,977,194	609,410,899
Lime Company	Lime purchase	Purchase of Lime	54,934,778	42,713,153
Heilongjiang Power	Equipment purchase	Service fee related to equipment purchase	520,000	—
Inner Mongolia Power	Coal purchase	Purchase of coal	25,615,491	—
Hebei Huaneng Industrial Development	Coal purchase	Purchase of coal	8,333,087	—
Alltrust Insurance	Property insurance	Insurance fees	28,628,887	—
Rizhao Power Company	Coal purchase	Purchase of coal	1,116,464,645	610,603,363
Hainan Power	Coal sales	Sale of coal	71,525,835	—
Suzhou Thermoelecctirc	Coal sales	Sale of coal	46,974,670	—

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(5)	Related party transactions (Cont’d)

(a)	Related party transactions (Cont’d)

The related party transactions of the company and its subsidiaries adopt the negotiated contract price based on the market transaction.

For the six months ended 30 June 2010, certain power plants and subsidiaries of the Company which located in Shandong Province were managed by the Shandong Huaneng Company which is owned by Huaneng Group and under this arrangement, the Company does not pay management fees. The Company also provides management services to certain power plants owned by Huaneng Group and HIPDC. For the six months ended 30 June 2010, no management service fees were earned for such management services.

Please refer to Note 5(25) for details of long-term loans on-lent from Huaneng Group through Huaneng Finance to the Company and its subsidiaries.

Please refer to Note 5(25) and 5(26) for details of the long-term bank loans and bonds payable of the Company and its subsidiaries guaranteed by HIPDC and Huaneng Group.

Please refer to Note 5(17) and 5(25) for details of short-term loans and long-term loans from Huaneng Finance and Huaneng Guicheng Trust to the Company and its subsidiaries.

(b)	Senior management’ emolument

	For the six months ended 30 June 2010	For the six months ended 30 June 2009 (Restated)

Senior management’ emolument	3,400,000	2,621,000
Retirement assurance	486,000	629,000

	3,886,000	3,250,000

(6)	Cash deposits in a related party

	30 June 2010	31 December 2009

Current deposits in Huaneng Finance	1,632,402,404	2,742,184,017

As at 30 June 2010, the annual interest rates for these current deposits placed with Huaneng Finance ranged from 0.36% to 1.44% (31 December 2009: from 0.36% to 1.35%).

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(7)	Receivables from and payables to related parties

	30 June 2010		31 December 2009
	Amount	Percentage attributable to related balance	Amount	Percentage attributable to related balance

Prepayments
Prepayments to Xi’an Thermal and its subsidiaries	330,000	0.03%	173,103	0.02%
Prepayments to HEC and its subsidiaries	-	-	22,164,993	2.16%
Prepayments to Rizhao Power Company	-	-	37,711,719	3.68%
Other receivables
Receivables from HIPDC	-	-	119,589,978	10.11%
Receivables from Huaneng Group	125,845	-	—	—
Receivables from Hainan Power	36,900,158	1.12%	—	—
Receivables from Ruijin Power	10,455,190	0.32%	—	—
Construction materials
Prepayments to HEC and its subsidiaries	471,335,288	5.88%	507,490,726	5.79%
Prepayments to Xi’an Thermal and its subsidiaries	1,854,670	0.02%	7,868,415	0.09%
Construction In Progress
Prepayments to HEC	33,522,745	0.17%	—	—
Prepayments to Xi’an Thermal and its subsidiaries	8,737,538	0.05%	17,139,956	0.07%
Accounts payable
Payables to Lime Company	5,288,589	0.10%	3,296,123	0.08%
Payables to Xi’an Thermal and its subsidiaries	4,974,601	0.10%	5,063,900	0.12%
Payables to HEC and its subsidiaries	241,863,231	4.76%	243,835,929	5.65%
Payables to Huating Coal	78,217,085	1.54%	—	—
Payables to Hulunbeier Energy	62,955,913	1.24%	—	—
Payables to Hebei Huaneng Industrial Development	4,129,021	0.08%	—	—
Payables to Inner Mongolia Power	25,615,491	0.50%	—	—
Interest payables
Interest payables on loans from Huaneng Finance	8,886,842	2.04%	3,748,525	0.76%
Interest payables on loans from Huaneng Group	20,671,813	4.74%	2,451,146	0.50%
Interest payables on loans from Huaneng New Energy	-	-	560,291	0.11%
Interest payables on loans from Huaneng Guicheng Trust	203,108	0.05%	—	—

7.	RELATED PARTY RELATIONSHIPS AND TRANSACTIONS (CONT’D)

(7)	Receivables from and payables to related parties (Cont’d)

	30 June 2010		31 December 2009
	Amount	Percentage attributable to related balance	Amount	Percentage attributable to related balance

Other payables
Payables to HIPDC	75,465,765	0.87%	50,799,571	0.61%
Payables to Huaneng Group	404,920,833	4.65%	277,798,547	3.32%
Payables to Rizhao Power	7,417,014	0.09%	—	—
Payables to Huaneng Building	21,764,877	0.25%	—	—
Payables to Alltrust Insurance	3,014,226	0.03%	—	—
Payables to Xi’an Thermal and its subsidiaries	54,922,343	0.63%	60,575,323	0.72%
Payables to HEC and its subsidiaries	35,639,290	0.41%	47,469,559	0.57%
Payables to Huaneng Group Innovation Center	-	-	41,800,000	0.50%
Payables to other subsidiaries of Huaneng Group	-	-	277,011,171	3.31%
Notes Payable
Payables to HEC and its subsidiaries	53,037,893	41.27%	—	—

The receivables and payables with related parties above were unsecured, not guaranteed and non-interest bearing.

In addition, please refer to Notes 5(17) and 5(25) for loans borrowed from related parties.

8.	CONTINGENT LIABILITY

	30 June 2010
Item	The Company and its subsidiaries	The Company

Guarantees on the long-term bank loans of SinoSing Power Company	—	14,825,497,323

Guarantees on the long-term bank loans above had no significant financial impact on the operations of the Company.

9.	COMMITMENTS

(1)	Capital commitments

(a)
Expenditure on construction projects which mainly relate to the construction of new power projects and renovation projects which were contracted but not recognized in Balance Sheet as at 30 June 2010 amounted to approximately RMB19.771 billion (31 December 2009: RMB19.438 billion).

(b)
On 31 December 2009, the Company entered into an Equity Interest Transfer Agreement with Shandong Power and Shandong Luneng Development Group Company Limited ("Luneng Development"), pursuant to which the Company agreed to acquire from Shandong Power and Luneng Development the Target Equity Interests for an aggregate consideration of RMB8.625 billion. Target Equity Interests include 100% equity interest of Yunnan Diandong Energy Limited Company, 100% equity interest of Yunnan Diandong Yuwang Energy Limited Company, 100% equity interest of Shandong Zhanhua Co-generation Limited Company, 100% equity interest of Jilin Luneng Biological Power Generation Limited Company, 60.25% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company, 58.30% equity interest of Fuzhou Port Luoyuanwan Pier Limited Liability Company, 73.46% equity interest of Luoyuan Luneng Ludao Pier Limited Liability Company, 100% equity interest of Qingdao Luneng Jiaonan Port Limited Company, 53% equity interest of Shandong Luneng Sea Transportation Limited Company, preliminary stage project development rights, all of which are owned by Shandong Power; and 39.75% equity interest of Fujian Luoyuanwan Luneng Harbour Limited Liability Company owned by Luneng Development.

For the six months ended 30 June 2010, the Company had prepaid consideration amounted to RMB2 billion.

(2)	Operating lease commitments

The Company entered into various operating lease arrangements for land and buildings. Total non-cancellable future minimum lease payments for these operating leases are as follows:

	30 June 2010	31 December 2009

Land and buildings
Within 1 year	5,917,109	44,098,890
1-2 years	6,153,022	3,253,383
2-3 years	6,220,455	3,253,383
Over 3 years	110,810,057	107,884,990

	129,100,643	158,490,646

9.	COMMITMENTS (CONT’D)

(2)	Operating lease commitments (Cont’d)

In addition, in accordance with a 30-year operating lease agreement signed by Huaneng Dezhou Power Plant ("Dezhou Power Plant") and Shandong Land Bureau for the land occupied by Dezhou Power Plant Phases I and II in June 1994, annual rental amounted to approximately RMB30 million effective from June 1994 and is subject to revision at the end of the fifth year from the contract date. Thereafter, the annual rental is subject to revision once every three years. The increment for each rental revision is restricted to no more than 30% of the previous annual rental amount.

(3)	Fuel purchase commitments

As at 30 June 2010, commitment related to coal purchase contracts of the Company and its subsidiaries amounted to approximately RMB32.612 billion (31 December 2009: RMB7.242 billion).

Jinling Power Company entered into a Gas Purchase Agreement with PetroChina Company Limited ("PTR") on 29 December 2004, pursuant to which Jinling Power Company purchases gas from PTR from the date on which it commenced commercial operations to 31 December 2023. According to the agreement, Jinling Power Company is required to pay to PTR at a minimum annual price equivalent to 486.9 million standard cubic meter of gas from 2008 to the end of gas supply period. The purchase price is negotiated annually between the contracting parties based on the latest ruling set out by the National Development and Reform Commission.

As at 30 June 2010, according to the gas purchase contract signed by SinoSing Power, a subsidiary of the Company, SinoSing Power has the following gas purchase commitments:

Plateau period*	Purchase amount per day

Before the year end of 2013	175.1 billion British Thermal Unit ("BBtu")
2014	32.6 BBtu
2015-2023	15.0 BBtu

*
The various gas supply contracts remain valid after the above period, but the contractual quantity may deviate from the quantity disclosed in above subject to applicable conditions as stipulated in the respective agreements.

10.	EVENT AFTER THE BALANCE SHEET DATE

The Company issued unsecured short-term bonds on 2 July 2010, amounting to RMB5 billion bearing interest rate of 3.20% per annum. Such bonds are denominated in RMB, issued at face value and will mature in 365 days from the issuance date.

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS

(1)	Accounts receivable

	30 June 2010	31 December 2009

Accounts receivable	5,291,672,584	5,231,868,409
Less: provision for doubtful accounts	-	—

	5,291,672,584	5,231,868,409

(a)	The ageing analysis of accounts receivable is as follows:

	30 June 2010	31 December 2009

Within 1 year	5,291,672,584	5,227,867,459
1-2 years	-	4,000,950

	5,291,672,584	5,231,868,409

(b)	As at 30 June 2010, there was no accounts receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2009: Nil).

(c)	As at 30 June 2010, there was no account receivable from related party in the Company (31 December 2009: Nil).

(d)
As at 30 June 2010, accounts receivable (within one year and no provision) of the Company approximately RMB1,672,926,021 (31 December 2009: RMB1,031,926,931) was secured to a bank as collateral against a short-term loan of RMB1,595,914,776 (31 December 2009: RMB698,361,762).

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(2)	Other receivables

	30 June 2010	31 December 2009

Receivable from Administration Center of Housing Fund for sales of staff quarters	17,260,314	14,984,890
Staff advances	13,932,108	6,617,989
Services fees from subsidiaries and prepayments to projects	79,639,605	85,689,508
Prepayments for investments *	2,452,981,600	450,000,000
Receivables from subsidiaries for repairs and maintenance services rendered	5,489,051	2,890,641
Receivables from subsidiaries for fuel and materials	216,420,605	217,212,195
Receivables from subsidiaries for interests and prepayments for subsidiaries	919,490,908	23,830,857
Others	304,477,116	304,180,133

	4,009,691,307	1,105,406,213
Less: provision for doubtful accounts	(17,813,330)	(17,851,036)

	3,991,877,977	1,087,555,177

*	Prepayments for investments primarily represent prepayments for Luneng Acquisition Project. Please refer to Note 9(1)(b) for details.

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(2)	Other receivables (Cont’d)

(a)	The ageing analysis of other receivable is as follows:

	30 June 2010	31 December 2009

Within 1 year	3,781,800,902	954,997,252
1-2 years	75,171,890	98,252,143
2-3 years	101,177,848	518,098
3-4 years	4,100,994	11,661,930
4-5 years	7,835,598	4,178,904
Over 5 years	39,604,075	35,797,886

	4,009,691,307	1,105,406,213

(b)	As at 30 June 2010, there was no other receivable from shareholders who held 5% or more of the equity interest in the Company (31 December 2009: receivable from HIPDC RMB96,883,000).

(3)	Long-term equity investments

	30 June 2010	31 December 2009

Subsidiaries(a)	22,084,040,800	20,676,720,025
Associates	9,808,697,158	9,258,982,708
Other long-term equity investments	269,890,133	269,890,133

	32,162,628,091	30,205,592,866
Less: impairment provision for long-term equity investments	(214,940,210)	(214,940,210)

	31,947,687,881	29,990,652,656

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)
(3)	Long-term equity investments (Cont’d)
(a)	Long-term equity investments in subsidiaries

	The initial investment cost	31 December 2009	Addition of the period	30 June 2010	Percentage of equity interest	Percentage of voting rights	Provision	Provision of the period	Dividends declared of the period

Weihai Power Company	604,038,793	574,038,793	30,000,000	604,038,793	60%	60%	—	—	—
Taicang Power Company	469,706,560	469,706,560	—	469,706,560	75%	75%	—	—	—
Huaiyin Power Company	760,884,637	760,884,637	—	760,884,637	100%	100%	(208,851,967)	—	—
Huaiyin II Power Company	592,403,600	592,403,600	—	592,403,600	63.64%	63.64%	—	—	—
Yushe Power Company	374,449,895	374,449,895	—	374,449,895	60%	60%	—	—	—
Qinbei Power Company	977,325,722	977,325,722	—	977,325,722	60%	60%	—	—	—
Xindian II Power Company	442,320,000	442,320,000	—	442,320,000	95%	95%	—	—	—
Taicang II Power Company	603,110,000	603,110,000	—	603,110,000	75%	75%	—	—	(136,033,920)
Yueyang Power Company	622,984,838	622,984,838	—	622,984,838	55%	55%	—	—	(20,149,030)
Luohuang Power Company	1,249,218,249	1,249,218,249	—	1,249,218,249	60%	60%	—	—	—
Shanghai Combined Cycle Power Company	489,790,000	489,790,000	—	489,790,000	70%	70%	—	—	(94,500,000)
Pingliang Power Company	942,717,154	917,717,154	25,000,000	942,717,154	65%	65%	—	—	—
Jinling Power Company	1,172,760,502	1,172,760,502	—	1,172,760,502	60%	60%	—	—	—
Fuel Company	200,000,000	200,000,000	—	200,000,000	100%	100%	—	—	—
SinoSing Power	7,841,267,424	7,069,292,849	771,974,575	7,841,267,424	100%	100%	—	—	—
Shidongkou Power Company	495,000,000	495,000,000	—	495,000,000	50%	50%	—	—	—
Daditaihong	122,692,000	122,692,000	—	122,692,000	99%	99%	—	—	—
Nantong Power Company	546,000,000	546,000,000	—	546,000,000	70%	70%	—	—	—
Yingkou Port	360,117,500	360,117,500	—	360,117,500	50%	50%	—	—	—
Xiangqi Hydropower	110,000,000	100,000,000	10,000,000	110,000,000	100%	100%	—	—	—
Qidong Wind Power	128,044,837	128,044,837	—	128,044,837	65%	65%	—	—	—
Beijing Cogeneration	776,926,953	776,926,953	—	776,926,953	41%	66%	—	—	(74,000,900)
Yangliuqing Power Company	796,935,936	796,935,936	—	796,935,936	55%	55%	—	—	—
Yingkou Cogeneration	830,000,000	830,000,000	—	830,000,000	100%	100%	—	—	—
Zhuozhou Liyuan	5,000,000	5,000,000	—	5,000,000	100%	100%	—	—	—
Zuoquan Coal-fired Power Company	444,026,200	—	444,026,200	444,026,200	80%	80%	—	—	—
Kangbao Wind Power Company	76,320,000	—	76,320,000	76,320,000	100%	100%	—	—	—
Jiuquan Wind Power Company	50,000,000	—	50,000,000	50,000,000	100%	100%	—	—	—

		20,676,720,025	1,407,320,775	22,084,040,800			(208,851,967)	—	(324,683,850)

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(4)	Operating revenue and operating cost

	For the six months ended 30 June 2010		For the six months ended 30 June 2009
	Revenue	Cost	Revenue	Cost

Principal operations	24,703,902,065	21,855,534,602	18,850,932,840	16,006,431,376
Other operations	67,727,619	37,249,982	338,670,082	236,593,560

Total	24,771,629,684	21,892,784,584	19,189,602,922	16,243,024,936

The principal operations of the Company are mainly sales of power and heat.

Other operating revenue and cost are as follows:

	For the six months ended 30 June 2010		For the six months ended 30 June 2009
	Other operating revenue	Other operating cost	Other operating revenue	Other operating cost

Sales of fuel and steam	12,029,053	11,982,223	213,233,873	208,635,289
Other operations	55,698,566	25,267,759	125,436,209	27,958,271

Total	67,727,619	37,249,982	338,670,082	236,593,560

(5)	Investment income

	For the six months ended 30 June 2010	For the six months ended 30 June 2009

Gains from available-for-sale financial assets	63,577,766	—
Proportionate share of net profit of investee measured using the equity method of accounting	370,039,462	393,712,282
Dividends declared by investees measured using the cost method of accounting	324,683,850	126,969,700

	758,301,078	520,681,982

11.	NOTES TO THE COMPANY ONLY FINANCIAL STATEMENTS (CONT’D)

(6)	Other comprehensive (losses)/income

	For the six months ended 30 June 2010	For the six months ended 30 June 2009

Available-for-sale financial assets
— (Losses)/gain in the period	(212,962,421)	1,104,072,795

Less: Income tax impact	53,240,605	(276,018,199)

Subtotal	(159,721,816)	828,054,596

Shares in investees’ other comprehensive (losses)/ income under equity method	(35,524,406)	8,549,349
Less: Income tax impact	8,440,922	(2,173,378)

Subtotal	(27,083,484)	6,375,971

Hedging instruments of cash flow hedge
— Losses in the period	(187,862,217)	—
Less: Transfer from other comprehensive income recorded in prior period to the income statements in the period	40,438,670	—
Less: Income tax impact	36,855,887	—

Subtotal	(110,567,660)	—

Total	(297,372,960)	834,430,567

Supplemental Information (Unaudited)
For the six months ended 30 June 2010
(Prepared in accordance with PRC Accounting Standards)
(All amounts are stated in RMB Yuan unless otherwise stated)

1.	DETAILS FOR NON-RECURRING ITEMS

	For the six moths ended 30 June 2010	For the six moths ended 30 June 2009
		(Restated)

Net gain from disposal of non-current assets	8,596,422	14,459,704
Government grants recorded in the profit and loss	211,248,070	68,348,173
Net profit of subsidiaries acquired from business combination under common control	-	50,996,758
The gain on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	3,578,740	(32,497,954)
Reversal of provision for doubtful accounts receivable individually tested for impairments	(163,077)	2,622,834
Non-operating income and expenses (excluding items above)	(15,460,466)	(1,286,192)

	207,799,689	102,643,323

Impact of income tax	(30,587,471)	9,598,172
Impact of minority interests (after Tax)	(36,525,986)	(58,403,924)

	140,686,232	53,837,571

Basis of preparing breakdown of non-recurring items

In accordance with "Interpretation on Information Disclosures of Listed Companies No.1 - Non-recurring Items [2008]" promulgated by China Securities Regulatory Commission, non-recurring items refer to those transactions or events which do not directly relate to business operations or those which relate to business operations but will distort the appropriate judgment made by the user of financial statements on the operating performance and profitability of the Company due to their special and non-recurring nature.

2.         FINANCIAL STATEMENTS RECONCILIATION

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises ("PRC GAAP"), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit and net assets of the Company, are summarized as follows:

	Net Profit For the six months ended 30 June		Net Assets

	2010	2009	30 June 2010	31 December 2009
		(Restated)

Under PRC GAAP	2,025,963,723	1,972,541,791	39,926,709,711	41,015,519,318

Impact of IFRS adjustments:
Effect of reversal of the recorded amounts received in advance of previous years (a)	-	—	(829,896,600)	(829,896,600)
Amortization of the difference in the recognition of housing benefits of previous years (b)	(11,378,749)	(16,172,177)	(124,496,597)	(113,117,848)
Difference on depreciation related to borrowing costs capitalized in previous years (c)	(14,846,399)	(14,901,771)	389,702,204	404,548,603
Differences in accounting treatment on business combinations under common control (d)	-	(50,996,758)	3,582,881,564	3,582,881,564
Difference in depreciation and amortization of assets acquired in business combinations under common control (d)	(208,850,165)	(138,359,618)	(1,146,046,627)	(937,196,462)
Applicable deferred income tax impact of the GAAP differences above (e)	36,830,745	22,996,491	18,082,339	(18,748,406)
Others	26,491,320	11,152,553	(146,069,402)	(157,232,250)
Profit attributable to minority interests on the adjustments above	78,252,129	84,116,255	(744,322,704)	(822,574,833)

Under IFRS	1,932,462,604	1,870,376,766	40,926,543,888	42,124,183,086

2.         FINANCIAL STATEMENTS RECONCILIATION (CONT’D)

(a)         Effect of recording the amounts received in advance of previous years

In accordance with the tariff setting mechanism applicable to certain power plants of the Company in previous years, certain power plants of the Company receive advanced payments in the previous years (calculated at 1% of the original cost of fixed assets) as the major repairs and maintenance cost of these power plants. Such receipts in advance are recognized as liabilities under IFRS and are recognized as revenue when the repairs and maintenance is performed and the liabilities are extinguished. In accordance with PRC GAAP, when preparing the financial statements, revenue is computed based on actual power sold and the tariff currently set by the State, no such amounts are recorded.

(b)	Difference in the recognition of housing benefits to the employees of the Company and its subsidiaries in previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System ("Previous PRC GAAP") , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses in previous years. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(c)	Effect of depreciation on the capitalization of borrowing costs in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

2.         FINANCIAL STATEMENTS RECONCILIATION (CONT’D)

(d)	Differences in accounting treatment on business combinations under common control

Huaneng Group is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from Huaneng Group and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of Huaneng Group before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the income statement as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in the income statement as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments.

(e)         Deferred income tax impact on GAAP differences

This represents related deferred income tax impact on the GAAP differences above where applicable.

3.         RETURN ON NET ASSETS AND EARNINGS PER SHARE

	Weighted average return on net assets (%) For the six moths ended 30 June		Earnings per share (RMB/Share)
			Basic earnings per share For the six moths ended 30 June		Diluted earnings per share For the six moths ended 30 June

	2010	2009	2010	2009	2010	2009
		(Restated)		(Restated)		(Restated)

Net profit attributable to shareholders of the Company	5.01	5.04	0.17	0.16	0.17	0.16
Net profit attributable to shareholders of the Company (excluding non-recurring items)	4.66	4.90	0.16	0.16	0.16	0.16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.
By /s/ Gu Biquan
Name: Gu Biquan
Title: Company Secretary

Date:    August 24, 2010

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